FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes		No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes		No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes		No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- December 2015	1

FINANCIAL HIGHLIGHTS

•	Fulfilment of 2015 operating guidance, upgraded in July 2015.

•	Commercial activity intensified, improving the competitive position in key markets and high-value services.

g	Strong year-on-year organic growth of fibre customers (+30%), Pay TV (+12%), Smartphones (+29%) and LTE (3.0x, reported).

g	Significant improvement in customer base value, with revenue per access growing (+1.9% vs. 2014) and a churn improvement across the board in high-value services.

•	Revenues increased by 4.0% organically (+8.7% reported) to 47,219 million euros in 2015.

g	Mobile data revenues improvement (+16.9% year-on-year organic in 2015; +18.7% in the quarter), underpinned by non-SMS data growth (+25.3% in 2015; +27.8% in the quarter).

g	Revenues in October-December totalled 11,881 million euros and grew 3.3% year-on-year organic

•	OIBDA growth improved in 2015 (+3.6% organic) to 11,414 million euros; 14,926 million euros underlying (-1.5%).

g	OIBDA in the fourth quarter (401 million euros) was affected by various non-recurrent factors:

g

i) Provision for restructuring expenses (-3,122 million euros in total; -2,896 in T. España, -190 in Other Companies, -29 in T. Hispanoamérica and -7 in T. Deutschland); ii) provision for Telefónica Foundation to meet its financing needs for the following years (-325 million); iii) provision for the optimisation of the distribution network in Spain (-30 million); iv) valuation adjustments of companies (-23 million).

g

And other factors that had a positive impact: i) final agreement related to the purchase price of E-plus (+102 million euros); ii) outcome of the spectrum swap in Mexico (+79 million); iii) expiration of an account payable in Brazil (+98 million); iv) capital gains due to the sale of real estate assets in T. España (+22 million); v) tower sales in Latin America (+18 million).

g	OIBDA in the quarter grew by 3.8% organic year-on-year driven by T. Deutschland and T. Brasil.

g

Organic OIBDA margin in October-December stood at 32.2% (+0.2 percentage point year-on-year) thanks to revenue growth, efficiency gains and synergies. In January-December, margin remained stable at 31.6%.

•	Operating cash flow in the year returned to growth (OIBDA-CapEx, +1.9% organic).

g	CapEx increased by 5.0% year-on-year organic, focused on the growth and transformation of networks and systems.

g	Operating cash flow made significant progress in the quarter (+17.6% organic).

•

Underlying net income amounted to 5,787 million euros in 2015 (+29.7% year-on-year) and basic earnings per share stood at 1.12 euros (+23.9%) in underlying terms. Net income for the fourth quarter was impacted by extraordinary factors, mentioned previously.

•

Solid free cash flow generation before spectrum payments in the quarter (4,821 million euros; +1.6%), increasing to 0.98 euros per share. In the quarter, free cash flow reached 2,307 million euros, improving virtually in all lines.

•	Net financial debt totalled 49,921 million euros. The leverage ratio considering the sale of O2 UK stood at 2.38x.

•

Telefónica España, which consolidated DTS from 1 May 2015, increased its commercial activity in the quarter, achieving net additions of 145 thousand accesses in “Fusión”, 272 thousand in fibre, 56 thousand in broadband, 88 thousand in Pay TV, 90 thousand in contract mobile and reducing the net loss in fixed lines to 59 thousand.

1

T. España revenues (excluding DTS) accelerated to 0.8% year-on-year in the quarter and OIBDA was affected by an extraordinary provision (2,926 million euros) mainly associated with a voluntary employment suspension plan which will be implemented in 2016 and 2017 and will improve efficiency in coming years.

•

In the fourth quarter, Telefónica Brasil strengthened its leadership in the mobile segment, after capturing 69% of new contract accesses, and reinforced its position in fibre and Pay TV. Revenues maintained solid growth of 3.4% year-on-year due to the accelerated adoption of mobile data and the positive performance of fibre and Pay TV. OIBDA increased by 7.3% year-on-year and reflected efficiency measures focused on cost containment and the initial capture of synergies.

•

In Germany, commercial activity in the quarter remained high and focused on retaining value customers. The level of profitability was notable, reflecting both the growing contribution of integration synergies and the optimisation of commercial spend. Thus, organic year-on-year OIBDA growth in the quarter accelerated significantly to 35.5% and organic OIBDA margin expanded by 5.9 percentage points to 23.9%.

•

T. Hispanoamérica registered an improvement in its commercial activity in the quarter, particularly in higher value services (record net additions in mobile contract, migration to higher speeds in broadband and boost in Pay TV). In organic terms, revenues increased by 8.1% year-on-year and OIBDA by 4.0%, despite the higher commercial activity and an environment marked by the depreciation of most currencies in the region against the US dollar.

•	Telefónica announces guidance[1] and confirms shareholder remuneration for 2016:

g	Revenue growth: expected to be >4% year-on-year.

g	OIBDA margin: stabilizing vs. 2015.

g	CapEx/Sales excluding spectrum: at around 17%.

g	Net Financial Debt/OIBDA ratio: <2.35x, adjusted for the closing of the sale of O2 UK.

g

Dividend for 2016 of 0.75 euros per share in cash, subject to the closing of the sale of O2 UK. Additionally, the amortisation of Treasury stock for a total of 1.5% share capital will be proposed at the 2016 AGM (subject to the closing of the sale of O2 UK).

1 Operational guidance 2016:

2015 adjusted base: Revenues (46,757 million euros), Margin OIBDA (31.5%) and CapEx (ex-spectrum) to sales ratio (16.8%)

✓	Excludes:

¡	T. Venezuela results from January-December 2015.
¡

OIBDA excludes additionally tower sales, the provision for restructuring costs, the provision to optimise the distribution network in Spain, the provision for Telefónica Foundation, write-downs and the final settlement agreement related to the acquisition of E-Plus.

¡	CapEx excludes additionally spectrum acquisition and the Real Estate efficiency plan.

✓	Includes:

¡	Since May 2015, GVT results consolidated in T. Brasil results and DTS results in T. España results.

2016E guidance:

✓	Assumes constant exchange rates as of 2015 (average FX in 2015) and maintaining current Company perimeter.

✓	Excludes:

¡	T. Venezuela results.
¡	OIBDA excludes additionally: write-downs, capital gains/losses from the disposal of companies, tower sales, material non-recurring impacts and restructuring costs.
¡	CapEx excludes additionally spectrum acquisition and the Real Estate efficiency plan.

Financial guidance 2016:

Net financial debt / OIBDA both adjusted for the closing of the sale of O2 UK.

2

Comments from César Alierta, Executive Chairman:

“The Digitalisation of the economy is now a reality which is already bringing about significant changes in society; changes that will accelerate in the next years. The growth of connections, data traffic and innovation is going to be exponential and is going to translate into real improvements in terms of productivity, employment and economic growth and, ultimately, into important social progress. The telecom sector is at the centre of that revolution, however new skills are required to capture its full potential.

We must adapt the commercial offering in order to satisfy the growing needs of our customers, characterised by increasingly higher data consumption (data traffic increased by 40% in 2015 and mobile data traffic by 48%, boosted by video usage). In this respect, in 2015, our Fibre customers increased by 30%, LTE customers tripled, smartphones advanced by 29% and Pay TV by 12%. This translated into higher value customers, both in terms of higher average revenue per access and increasing loyalty, and, therefore, into revenue growth acceleration to 4.0% organic in 2015.

The growing demand for data also requires adapting the networks, a trend which Telefónica began earlier than others. In 2015, we once again invested 17% of our revenues, which, together with spectrum acquisitions, positioned our investment level at 9,578 million euros. This effort enabled us to have in Spain the most extensive fibre-to-the-home network (14.3 million premises passed) and with more customers connected in Europe, to reach more than 17 million premises passed with fibre in Brazil, or achieve an LTE penetration in Europe of 75% and 43% in Latin America.

Meanwhile, the digital economy also requires more agile, more efficient and more responsible companies. As a consequence, in 2015 we launched efficiency plans, which shall be reflected in profitability improvements, and we have allocated financial resources to Telefónica Foundation in order to continue driving digital education, democratising access to quality knowledge for millions of students. Telefónica is currently ranked the third Company in the world in terms of education investment.

As such, 2015 has been a very positive year, in which we have met our objectives. In 2016 growth and data monetisation will accelerate, while we maximise the efficiencies from integration and simplification, and we boost our innovation and Big Data capabilities. We expect that all of this will be reflected in improvements in the key financial figures: revenue growth higher than 4%, margins stabilising while we maintain strong levels of investment, recover full-cash dividend payment (75 cents per share) and strengthen financial flexibility.”

3

TELEFÓNICA

SELECTED FINANCIAL DATA

 Unaudited figures (Euros in millions)

	January - December	% Chg		October - December	% Chg

	2015	Reported	Organic	2015	Reported	Organic

Revenues	47,219	8.7	4.0	11,881	(0.0)	3.3
Telefónica España (1)	12,402	3.2	(2.1)	3,220	6.0	(2.0)
Telefónica Deutschland (2)	7,888	42.9	1.2	2,059	2.0	2.0
Telefónica Brasil (3)	11,060	(1.5)	4.5	2,587	(9.2)	3.4
Telefónica Hispanoamérica	14,387	9.4	10.1	3,622	0.1	8.1
Other companies & eliminations (1)	1,482	(3.0)		393	10.3
Telefónica Ireland (4)	-	n.m.		-	n.m.

OIBDA	11,414	(17.2)	3.6	401	(88.1)	3.8
Telefónica España (1)	2,336	(58.8)	(4.3)	(1,631)	c.s.	(7.5)
Telefónica Deutschland (2)	1,858	153.7	20.9	586	c.s.	35.5
Telefónica Brasil (3)	3,573	0.9	2.9	983	5.8	7.3
Telefónica Hispanoamérica	4,356	7.1	7.2	1,124	1.2	4.0
Other companies & eliminations (1)	(710)	n.m.		(662)	n.m.
Telefónica Ireland (4)	-	n.m.		-	n.m.

OIBDA margin	24.2%	(7.5 p.p.)	(0.1 p.p.)	3.4%	(24.9 p.p.)	0.2 p.p.
Telefónica España (1)	18.8%	(28.3 p.p.)	(1.0 p.p.)	n.m.	c.s.	(2.4 p.p.)
Telefónica Deutschland (2)	23.6%	10.3 p.p.	3.8 p.p.	28.5%	30.4 p.p.	5.9 p.p.
Telefónica Brasil (3)	32.3%	0.8 p.p.	(0.5 p.p.)	38.0%	5.4 p.p.	1.3 p.p.
Telefónica Hispanoamérica	30.3%	(0.6 p.p.)	(0.8 p.p.)	31.0%	0.3 p.p.	(1.3 p.p.)

Operating Income (OI)	2,897	(54.4)	3.7	(1,760)	c.s.	6.5

Net income	2,745	(8.5)		(1,832)	c.s.
Basic earnings per share (euros)	0.51	(15.2)		(0.38)	c.s.
Basic earnings per share from continuing operations (euros)	(0.02)	c.s.		(0.46)	c.s.

CapEx	9,578	10.3	5.0	2,477	(34.2)	(2.0)
Telefónica España (1)	1,827	5.5	4.5	505	(7.4)	(7.6)
Telefónica Deutschland (2)	2,230	162.8	(11.1)	330	(24.6)	(25.0)
Telefónica Brasil (3)	2,105	(28.2)	(1.1)	604	(61.9)	(11.3)
Telefónica Hispanoamérica	3,060	7.7	17.2	857	(19.8)	18.2
Other companies & eliminations (1)	356	9.6		180	42.8
Telefónica Ireland (4)	-	n.m.		-	n.m.

Spectrum	1,585	22.5	20.5	(2)	c.s.	(99.4)
Telefónica España (1)	49	n.m.	n.m.	-	n.m.	n.m.
Telefónica Deutschland (2)	1,198	n.m.	n.m.	2	n.m.	n.m.
Telefónica Brasil (3)	-	n.m.	n.m.	-	n.m.	n.m.
Telefónica Hispanoamérica	338	(16.7)	(23.5)	(4)	c.s.	(97.8)

OpCF (OIBDA-CapEx)	1,835	(64.0)	1.9	(2,076)	n.m.	17.6
Telefónica España (1)	509	(87.1)	(8.3)	(2,136)	c.s.	(7.5)
Telefónica Deutschland (2)	(372)	n.m.	126.2	256	c.s.	c.s.
Telefónica Brasil (3)	1,468	140.8	9.3	379	c.s.	61.1
Telefónica Hispanoamérica	1,296	5.7	(7.0)	267	n.m.	(30.7)
Other companies & eliminations (1)	(1,066)	90.9		(842)	168.4
Telefónica Ireland (4)	-	n.m.		-	n.m.

- Reconciliation included in the excel spreadsheets.

Notes:

- 2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela in both years.

- The comparative figures for October-December 2014 have been modified with respect to those presented at the close of December 2014, solely for comparative purposes, due to the conversion to SICAD II 50 VEF/USD of those operations referenced to the Venezuelan bolivar in the first, second and third quarters of 2014. In the January-December 2015 period the consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 31 December this rate was set at 199 Venezuelan bolivars fuertes per dollar).

- From the first quarter of 2015 Telefónica UK’s operations are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.

- Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the voluntary employment suspension plan in Spain and to integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

- OIBDA and OI are presented before brand fees and management fees.

- OIBDA margin calculated as OIBDA over revenues.

(1) The reported figures have been adjusted including DTS in Telefónica España’s perimeter of consolidation since 1 May 2015. The reported figures up to September included DTS in Other Companies and Eliminations (Telefónica Group).

(2) E-Plus has been consolidated since 1 October 2014.

(3) GVT has been consolidated since 1 May 2015.

(4) T. Ireland has been removed from the consolidation perimeter since 1 July 2014.

4

The financial information related to January-December 2015 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). For comparative purposes only, the comparative figures for January-December 2014 have been modified with respect to those presented as of end of December 2014 following the consideration of T. UK as a discontinued operation in compliance with IFRS rules. Also for comparative purposes only, the comparative figures for October-December 2014 have been modified with respect to those presented as of end of December 2014, due to the conversion to SICAD II (50 VEF/USD) of those operations referenced to the Venezuelan bolivar in the first, second and third quarter of 2014. The financial information for October-December 2014 presented as of end of December 2014 and prepared under IFRS as adopted by the European Union, can be found in the tables “Selected Financial Data”, available in www.telefonica.com/investors. This information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

5

01

CONSOLIDATED RESULTS

In 2015, Telefónica made firm progress towards long-term profitable and sustainable growth, at the same time as improving its competitive position in key markets. Thus, commercial activity, focused on growth and quality services (fibre, smartphones, LTE, Pay TV), intensified, underpinning revenue growth acceleration (+4.0% organic year-on-year).

At the same time, the savings obtained from integration synergies in Germany and Brazil and the efficiencies generated by the simplification programme contributed to OIBDA improvement (+3.6% organic year-on-year) and the return to growth of operating cash flow (+1.9% organic year-on-year). On the other hand, basic earnings per share in underlying terms reached 1.12 euros in 2015, increasing 23.9% year-on-year.

In the fourth quarter, year-on-year performance reflected the consolidation of GVT’s results in Telefónica Brasil and DTS’ in T. España (both since 1 May 2015). Likewise, Telefónica UK has been reported as a discontinued operation within Telefónica Group and its assets and liabilities are classified as “held for sale” in compliance with International Financial Reporting Standards (IFRS), as a result of the signing of the definitive sale agreement in March 2015.

Total accesses at December, grew by 2% year-on-year (-1% organic) to 322.3 million, underpinned by T. Hispanoamérica (+2%) which represented 42% of the total, despite the fact that the performance of accesses in the fourth quarter was impacted by the application of more restrictive criteria when calculating prepay accesses in T. Brasil (net loss of 6.8 million customers). High-value customers’ organic growth remained strong: fibre (+30% year-on-year), Pay TV (+12%), smartphones (+29%) and LTE (3.0x, reported). Churn evolution was also noteworthy, posting improvement in high-value segments.

g

Mobile accesses stood at 247.1 million (-1% year-on-year) and were affected by the more restrictive calculation of the prepay base in T. Brasil. In the contract segment (+6% year-on-year), all regions posted year-on-year growth: T. Brasil +10% after capturing 69% of new accesses in the quarter, T. Hispanoamérica (+6%) obtained quarterly net additions of 732 thousand customers (3.3x year-on-year), T. España (+2%) net additions accelerated to 90 thousand customers in the quarter (1.6x year-on-year) and T. Deutschland (+2%) achieved net additions of 198 thousand customers in October-December. Thus, contract customer quarterly net additions reached 1.7 million for the Group, the highest level in six quarters.

g

Smartphones reached 112.9 million after growing by 1.4 times vs. 2014, with penetration increasing 15 percentage points to 48%. Contract smartphone penetration stood at 71% (+12 percentage points year-on-year) and, in prepay, penetration stood at 38% (+15 percentage points year-on-year). LTE customers (29.7 million; 3.0x year-on-year) accounted for 12% of total mobile accesses (+8 percentage points year-on-year) after capturing record net additions of 6.1 million (+42% year-on-year), underpinned by T. Brasil (+2.7 million; 3.1x) and T. Hispanoamérica (+2.3 million; 2.6x).

g

Retail broadband accesses totalled 21.0 million and grew 19% vs. December of last year (+2% in organic terms), underpinned by T. Brasil (1.8x; +4% organic). A key highlight is the quarterly net gain of T. España (+56 thousand accesses), the highest recorded since the launch of “Fusión”.

g

Fibre accesses stood at 6.1 million and increased 30% year-on-year in organic terms, mainly due to T. España (+69% year-on-year; 2.2 million customers). It is important to highlight the positive trend of fibre customers’ weight in T. Brasil, already reaching 53% of the retail broadband base (+5 percentage points year-on-year).

g

The total Pay TV base reached 8.3 million, 12% more in organic terms than at December 2014 driven by Hispanoamérica (+16%), T. España (+10%) and T. Brasil (+10%), and reached net additions of 117 thousand customers in the quarter.

6

Fourth quarter results were affected by the depreciation of Latin American currencies against the euro, particularly the Brazilian real, the Venezuelan bolivar, the Colombian peso and the Argentine peso. Thus, the evolution of exchange rates deducted 9.1 percentage points from revenue performance and 11.8 percentage points from OIBDA growth (-4.4 percentage points and -5.0 percentage points respectively, in 2015).

These depreciations also reduced payments in euros related to CapEx, taxes, interest and minorities, offsetting the negative effect of exchange rate evolution on OIBDA and mitigating its impact on cash flow generation.

On the other hand, the incorporation of GVT and DTS in the perimeter of consolidation contributed 5.7 percentage points to reported year-on-year revenue growth in the quarter and 4.6 percentage points to OIBDA performance (+8.8 percentage points and +5.4 percentage points, respectively in 2015).

Revenues increased by 3.3% year-on-year organic in the quarter (stable in reported terms) to 11,881 million euros, driven by T. Hispanoamérica and T. Brasil and mobile data revenues.

Thus, mobile data revenues grew in organic terms by 18.7% year-on-year in the quarter (+16.9% in January-December) and represented 42% of mobile service revenues (+5 percentage points year-on-year), due to higher smartphone penetration (+15 percentage points year-on-year) and the growing weight of LTE customers (+8 percentage points). In turn, non-SMS data revenue growth improved sequentially by 1 percentage point to 27.8% organic year-on-year (+25.3% in 2015) and represented 82% of data revenues (+5 percentage points year-on-year). Another key highlight was the higher unitary usage of data traffic by LTE customers (63% higher vs. 3G customers), which translated into double-digit ARPU growth and also resulted in more efficient network usage.

In January-December revenues totalled 47,219 million euros and maintained a solid growth rate of 4.0% in organic terms compared to the same period of the previous year (+8.7% reported). Particularly noteworthy were T. Hispanoamérica, with double digit growth, and T. Brasil, whose year-on-year growth rate accelerated to c.a. 5%.

On the other hand, excluding the impact of regulation, revenues grew by 4.1% year-on-year in organic terms in the fourth quarter and by 5.0% in 2015.

The diversification of the Company’s assets was evident in the revenue structure. Thus, T. España, T. Deutschland and T. Brasil accounted for 66% of revenues in 2015, while T. Hispanoamérica represented 30%, both percentages stable vs. the previous year.

The annual results and particularly those of the quarter were affected by various non-recurring impacts:

g

Restructuring costs: in the fourth quarter, with the aim of enhancing future efficiency and representing a step further in the transformation and simplification processes which the Group is implementing, a provision of 3,122 million euros was booked. Per segment, it is important to highlight the Voluntary Employment Suspension Plan in T. España (2,896 million euros) and the restructuring expenses in T. Hispanoamérica (29 million euros), T. Deutschland (7 million euros) and Other Companies and Eliminations (190 million euros). This provision affected personnel expenses (3,119 million euros) and other net income/expense (3 million euros).

g

Other non-recurring items in the fourth quarter included: i) a provision to provide Telefónica Foundation with the adequate financial structure for future years (325 million euros), ii) a provision in Spain to optimise the distribution network (30 million euros) and iii) valuation adjustments in Other Companies and Eliminations (23 million euros).

g

Meanwhile, in the fourth quarter other positive impacts were recorded, such as the final agreement related to the purchase price of E-Plus in Germany (102 million euros), the outcome of the spectrum swap in Mexico (79 million euros), the expiration of an account payable in Brazil (98 million euros), the sale of real estate assets in T. España (impact of 22 million euros on OIBDA) and tower sales in Latin America (18 million euros on OIBDA).

g

In January-December 2015, total restructuring costs amounted to 3,212 million euros: T. España (2,896 million euros), T. Deutschland (74 million euros), T. Hispanoamérica (38 million euros), T. Brasil (7 million euros) and Other Companies and Eliminations (198 million euros). This provision affected personnel expenses (3,143 million euros) and other net income/expense (69 million euros).

7

Operating expenses stood at 12,089 million euros in October-December 2015, 5.0% more vs. the same period of the previous year in organic terms (+35.7% reported) due to higher expenses in T. Hispanoamérica and T. Brasil, associated with increased commercial intensity and the depreciation of the majority of Latin American currencies against the US dollar, although this was partially offset by savings in T. Deutschland derived from integration synergies. Compared to the previous quarter, the organic evolution of operating expenses remained virtually stable (+0.2 percentage points year-on-year) due to greater efficiencies in commercial spend and lower network and systems costs.

In 2015, expenses totalled 37,132 million euros and grew 4.6% year-on-year organic (+20.6% reported).

Breakdown by component:

g

Supplies for the quarter, 3,371 million euros (+1.0% year-on-year organic), reflected higher handset consumption (higher weight of high-end handsets) and the increase in content costs, partially offset by the positive impact of lower interconnection costs. The organic year-on-year growth rate decelerated 0.4 percentage points vs. the third quarter, mainly due to a lower volume of handset sales in the prepay segment of T. Hispanoamérica.

g

Personnel expenses amounted to 4,811 million euros in October-December with the provision for non-recurrent restructuring costs mentioned before (3,119 million euros in the fourth quarter; 3,143 million euros in January-December) impacting the year-on-year evolution. In organic terms, these expenses grew by 5.4% vs. the same period in 2014, affected mainly by inflationary pressures in certain Latin American countries.

The average headcount in 2015, excluding O2 UK, stood at 125,892 employees and increased 11.5% year-on-year (-2.8% year-on-year including in 2014 the equivalent average headcount of E-Plus, GVT and DTS).

g

Other operating expenses totalled 3,907 million euros in the fourth quarter and increased 8.8% year-on-year organic, due to the impact of inflation in certain Latin American countries, the depreciation vs. the dollar of most currencies in the region, higher network and system costs related to the transformation of the Company and increased commercial intensity, which more than offset the savings associated with the simplification measures undertaken. This item included a non-recurrent provision of 325 million euros, reflecting the Group’s firm commitment to “Fundación Telefónica”, to provide the Foundation with the adequate financial structure for future years to serve several social projects, central to them being the digital education for children and young people.

Other net income increased to 232 million euros in the quarter, and mainly included an adjustment in T. Deutschland for the final agreement related to the acquisition of E-Plus (an impact of 102 million euros on OIBDA), the positive impact in T. Brasil of the expiration of an account payable (98 million euros on OIBDA) and a provision in Spain to optimise the distribution network (30 million euros).

Gains on sale of fixed assets totalled 158 million euros in the fourth quarter, and mainly included the outcome of the spectrum swap with AT&T in Mexico (impact of 79 million euros on OIBDA), the sale of real estate assets in T. España (impact of 22 million euros on OIBDA) and tower sales (18 million euros impact on OIBDA, mainly in Chile and Brazil).

In 2015, this item increased to 275 million euros and was mainly comprised of the outcome of the spectrum swap with AT&T in Mexico (79 million euros impact on OIBDA), the sale of real estate assets in T. España (impact of 73 million euros on OIBDA), tower sales (impact of 65 million euros on OIBDA) and the sale of “yourfone GmbH” in Germany (15 million euros of OIBDA impact).

8

Operating Income Before Depreciation and Amortization (OIBDA) for the fourth quarter reached 401 million euros, affected by non-recurrent factors mentioned, and would have reached 3,781 million euros underlying.

In organic terms, OIBDA increased 3.8% vs. the same period of 2014, underpinned by the strong growth of T. Deutschland (+35.5%), reflecting significant integration synergies, T. Brasil (+7.3%), associated with solid revenue performance and efficiency measures focused on cost control, and T. Hispanoamérica (+4.0%; +1.0 percentage point vs. the previous quarter).

In January-December 2015, OIBDA (11,414 million euros) improved its pace of growth in organic terms (+3.6%) vs. 2014. OIBDA would have reached 14,926 million euros in underlying terms.

Thus, OIBDA margin in the fourth quarter stood at 32.2% in organic terms and expanded 0.2 percentage points vs. the same period of the previous year. This year-on-year growth enabled the full year 2015 margin to remain stable vs. 2014, thanks to revenue growth acceleration, higher cost containment and the tangible benefits of synergies generated from the integration of the acquired companies.

Depreciation and amortisation, 2,161 million euros in October-December, increased 1.6% in organic terms vs. the same quarter of 2014 mainly due to the amortisation of the new spectrum acquired in Brazil and Spain and the higher investments. In January-December 2015, depreciation and amortization increased to 8,517 million (+3.5% year-on-year organic). Total depreciation and amortisation charges arising from purchase price allocation processes totalled 191 million euros in the quarter (745 million euros in 2015).

Operating income (OI) reached -1,760 million euros in October-December, affected by the aforementioned non-recurrent impacts, and increased 6.5% year-on-year in organic terms (+3.7% year-on-year organic in January-December).

Net financial expenses in 2015 increased to 2,581 million euros, 7.1% lower than the previous year. The negative exchange rate differences increased to 620 million euros, mainly due to the impact of the adoption of the Venezuelan bolivar exchange rate set at SIMADI. Excluding exchange rate differences, these expenses stood at 1,961 million euros and improved 21.2% (528 million euros), primarily due to the lower cost of debt in euros (146 million euros), leveraged by the reduction of fixed-rate debt and the capture of the lower euro short-term rates, and the divestment of the Group’s entire stake in Telecom Italia, S.p.A. (404 million euros). This was partially offset by other effects that had a negative impact of 22 million euros, including the monetary correction for the inflation in Venezuela net of higher expenses in Latin American currencies, revision of contingencies and mark to market of other equity items.

The effective cost of debt in the last twelve months, excluding exchange rate differences and the positive impact of the divestment in Telecom Italia, S.p.A., stood at 4.69%, 57 basis points lower year-on-year.

In the fourth quarter of 2015 there was a tax income of 313 million euros, mainly due to the recognition of the tax credit derived from the aforementioned provision for restructuring expenses. In January-December 2015, corporate income tax reached 13 million euros and also included activation of tax credits in Spain in the second quarter of 2015.

Profit from discontinued operations for October-December totalled 394 million euros (104 million euros in the same period of 2014), impacted by the cessation of depreciation and amortisation since the signing of the final sale agreement of Telefónica’s operations in the United Kingdom. In 2015 this item reached 2,582 million euros, with 1,412 million euros corresponding to the impact of deferred tax assets resulting from the estimation of the difference in Telefónica, S.A. between the fiscal value and the agreed value for the sale of Telefónica’s UK operations (which are expected to materialise in the foreseeable future when they are made definitively deductible in the sale), reduced by the amount corresponding to the tax amortisation of goodwill.

9

Profit attributable to minority interests reduced net income for the quarter by 95 million euros, 122 million more than in the same period of the previous year mainly due to higher results attributed to minority interests in T. Deutschland. In January-December, minorities reduced net income by 135 million euros, 116 million euros less than in 2014, mainly due to lower results attributed to minority interests in T. Brasil and T. Colombia.

As a consequence of the previous items, consolidated net income for the fourth quarter of 2015 stood at -1,832 million euros (769 million in underlying terms), affected by the non-recurring impacts mentioned above. In 2015, net income reached 2,745 million euros, or 5,787 million euros in underlying terms (+29.7% vs. 2014).

Basic earnings per share in underlying terms increased to 1.12 euros in January-December 2015 (+23.9% year-on-year) and 0.14 euros in the fourth quarter (-43.8% year-on-year).

In 2015, the Company took yet another step forward in its ongoing investment plan focused on growth and transformation of networks and systems, having dedicated 75% of the total, excluding spectrum acquisition, to these projects. Thus, CapEx grew in 2015 by 5.0% organic year-on-year to 9,578 million euros (+10.3% in reported terms), including 1,585 million euros of spectrum acquisition (76% of the total in Germany in the second quarter).

Operating cash flow (OIBDA-CapEx) sequentially accelerated its year-on-year organic growth in the fourth quarter by 11.1 percentage points to 17.6%. In 2015, operating cash flow returned to growth, after increasing by 1.9% year-on-year in organic terms.

Operating cash flow excluding spectrum in underlying terms, reached 1,302 million euros in October-December and 6,872 million euros in 2015.

Interest payments in 2015 totalled 2,410 million euros, a 3.8% year-on-year reduction despite the increase in average debt (+6.5%). Net financial payments accounted for 4.8% of the net average debt in the year.

Payment for taxes amounted to 664 million euros in 2015, 443 million euros less than the previous year, primarily due to tax recoveries on definitive tax filings of previous years. Excluding the impact on income before taxes of the provision for the aforementioned restructuring costs, the effective cash tax rate stood at 18.8%.

Working capital in the fourth quarter of 2015 generated a cash flow of 2,500 million euros, driven by the various management measures, including: (i) extended payment terms with suppliers or with the factoring firm where those had been discounted, for 838 million euros, (ii) factoring of accounts receivable, (iii) lower CapEx payments vs. accruals in the period and (iv) expenses derived from the provision made to Telefónica Foundation, to be paid in the coming years.

In January-December 2015, working capital contributed positively to a cash flow generation of 1,855 million euros (2,390 million 2014) due to management measures implemented throughout the year.

Operations with minority shareholders totalled 537 million euros in 2015, 211 million euros more than the previous year, mainly due to higher dividend payments in Germany and Brazil in 2015.

Cash flow from discontinued operations totalled 675 million euros in the year (531 million in 2014).

Free cash flow excluding spectrum payments grew by 1.6% in 2015 to 4,821 million euros. In the fourth quarter, free cash flow generation amounted to 2,307 million euros (2.6x year-on-year).

Net financial debt stood at 49,921 million euros at December 2015, increasing 4,834 million euros year-on-year. Factors explaining the debt increase included: i) 6,934 million euros in net financial investments including changes in the perimeter of consolidation; ii) shareholder remuneration (dividends, treasury stock and hybrid coupons) totalling 4,188 million euros; iii) spectrum payments of 1,307 million euros; iv) the payment of labour-related commitments (721 million euros) mainly related to early retirement and v) other factors affecting the valuation of liabilities amounting to 1,185 million euros (mainly due to the refinancing of commercial liabilities). Conversely, noteworthy factors reducing

10

the debt included: i) free cash flow generation before spectrum payment of 4,821 million euros; ii) capital increase of Telefónica S.A. of 3,003 million euros; iii) the contribution of minority shareholders in Telefónica Brasil’s capital increase, totalling 1,258 million euros; and iv) the issuance of capital instruments for a total of 419 million euros.

In the fourth quarter, net debt increased by 231 million euros mainly due to: i) shareholder remuneration (including payment of dividends, purchase of treasury stock and payment of capital instrument coupons) of 799 million euros; ii) net financial investments of 241 million euros; iii) payment of labour-related commitments (150 million euros) and iv) other factors affecting the valuation of liabilities amounting to 1,350 million euros (mainly due to the refinancing of commercial liabilities). Contrarily, free cash flow generation before spectrum payments reduced debt by 2,310 million euros.

The leverage ratio (net debt over OIBDA1) in the last 12 months at the end of December 2015 stood at 2.91 times. Considering the closing of the sale of O2 UK, the ratio stood at 2.38 times.

In 2015, Telefónica’s financing activity reached around 18 billion equivalent euros, without considering the re-financing of commercial paper and short-term bank loans, 26% of which was obtained as capital (equity and hybrids) and the rest as financial debt. Activity was mainly focused on financing the GVT acquisition as well as on strengthening the liquidity position, refinancing maturing debt and actively managing the cost of debt, through the extension of the maturity of the credit lines and the reduction of credit margins. The capital increases of Telefónica, S.A., for a total of 3.0 billion euros, and Telefónica Brasil, S.A. for 16.1 billion Brazilian reais, were completed during the second quarter, in connection with the financing of the acquisition of GVT. The capital increase at Telefónica Brasil, S.A. was subscribed in a 25.2% by minority shareholders (approximately 1.2 billion euros).

In February 2015, a syndicated credit line was signed with 33 financial entities for the sum of 2.5 billion euros and maturing in February 2020. In parallel, the economic terms of the syndicated credit facility signed in February 2014, for an amount of 3.0 billion euros, were modified. The maturities of both syndicated facilities have been recently extended one year to February 2021 and February 2020, respectively. Likewise, in September 2015, a key highlight was the first issuance of the year in the bond market in euros, totalling 1.0 billion euros and maturing in 6 years, with a historic record-low coupon paid by Telefónica for a euro issuance. In November 2015, Telefónica signed a credit line for the sum of 3.0 billion euros and maturing in February 2018 with seven financial entities, allowing Telefónica to address part of the debt maturing in the first quarter of 2016 with this transaction and to use the already existing liquidity position to cover the maturities of subsequent years.

In Hispanoamerica, Telefónica subsidiaries tapped financing markets in January-December 2015 for a total approximate amount of 1,722 million equivalent euros. It is worth highlighting the hybrid issuance from Colombia Telecomunicaciones, S.A. ESP in the first quarter for a total of 500 million US dollars.

In the first quarter, T. Deutschland closed financing agreements for an amount of 300 million euros through the issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung), with different maturity terms until 2032.

Throughout the year, Telefónica Group obtained funding for a total 927 million equivalent euros, by means of extending payment terms with suppliers or with the factoring firm where those had been discounted.

1 12 month rolling, not considering O2 UK discontinuation, incorporating DTS and GVT OIBDA corresponding to January - April 2015 and excluding the non-recurring impact from restructuring costs in the 12 months rolling and the firm commitments relating to the Telefónica Foundation’s social activities

11

Meanwhile, Telefónica, S.A. and its holding companies continued with their issuance activity under the various Commercial Paper Programmes (Domestic and European), increasing the outstanding amount to approximately 1,497 million euros at the end of December.

Telefónica maintained undrawn committed credit lines with different credit institutions for an approximate amount of 13,684 million euros, with around 12,497 million euros maturing in more than 12 months, which, along with the adjusted cash position, placed liquidity at 19.1 billion euros.

Definitions

Organic Growth: Assumes constant average exchange rates from 2014. Excludes the impact of hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as discontinued operations, and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the Voluntary Employment Suspension Plan in Spain and to the integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

Underlying Growth: Reported figures excluding the impact of write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the Voluntary Employment Suspension Plan in Spain and to the integration processes in Germany and Brazil and the simplification programme, as well as depreciation and amortization charges from purchase price allocation processes.

Digital Services

(year-on-year changes in organic terms)

In the fourth quarter of 2015, Digital Services revenues stood at 1,068 million euros, 15.1% higher than in the same period of 2014 (3,758 million in January-December; +23.6% year-on-year).

Per area, highlights include:

g

Video revenues reached 628 million euros, 14.0% higher than in October-December 2014 (2,142 million euros in 2015; +27.3% year-on-year), decelerating the rate of growth mainly due to DTS’ revenue trend.

Revenues continue to be supported by the solid growth of pay TV accesses, with quarterly net additions of 117 thousand, resulting in a total base of 8.3 million in December (4.6 million of which are satellite TV), 12% higher than in 2014, driven by Brazil (+10% year-on-year), Hispanoamerica (+16%) and Spain (+10%, including DTS).

Main highlights for the quarter include: i) in Spain, the agreements to include in “Movistar+ TV” the “UEFA Champions League” and “UEFA Europa League” 2016-2018, and “La Liga” and the “Copa de S.M. el Rey” until 2019, ii) in Hispanoamerica, the announcement of the launch of VoD and linear TV channels in seven new countries in 2016 (Ecuador, Uruguay, Panama, Costa Rica, El Salvador, Guatemala and Nicaragua).

g	In the area of Security, revenues in October-December (74 million euros) grew by 22.8% year-on-year (282 million in January-December; +34.7% year-on-year).

In the Consumer segment, following the new technical assistance launches in Brazil, accesses with security products reached 10.8 million in December (+46% year-on-year). Additionally, 5 million customers safely store their digital data with the Personal Cloud service. In the Corporate segment, new agreements were signed with several sector-leading Partners, such as Alien Vault, BlueCoat, Intel Security, Palo Alto Networks, RSA and Vaultive for the joint development of cybersecurity products.

g

M2M revenues reached 47 million euros in the quarter and increased by 35.9% year-on-year (169 million in 2015; +16.5%), driven by new energy efficiency projects in Spain launched in the third quarter that enable companies to save up to 30% in energy expenditure. The launch of the global connectivity service “IoT 4G-LTE” over the Telefónica’s leading “Smart M2M” platform should also be noted.

12

g

Cloud revenues in the quarter increased by 25.5% year-on-year to 112 million euros (402 million euros in 2015, +28.7% year-on-year). One of the main highlights was the global collaboration agreement reached with Huawei to drive the migration of companies’ traditional IT services to the cloud in a scalable, reliable manner and at a competitive price and 600 thousand Office 365 licenses commercialised to SMEs.

g	In Financial Services, revenues reached 73 million euros in the last three months (+14.4% year-on-year) and 284 million over the twelve months (+13.0% year-on-year).

g

In Big Data, highlights include the purchase of Synergic Partners, a consultancy firm specialised in advanced data analytics and pioneer in the development of strategic Big Data solutions. Likewise, in December a joint venture was created together with China Unicom to develop Big Data services in China, using “Smart Steps” technology developed by Telefónica.

g

“Telefónica Open Future_”, with the aim of observing, detecting and capturing external innovation in order to make it available to the Company’s customers, closed 2015 as one of the most relevant corporate investors in innovation across Europe and Latin America. Thus, in 2015 more than 350 startups entered the programme. The positive performance of the portfolio in 2015 is a key highlight, with outstanding rounds of financing (such as Job&Talent, CartoDB or Tado) and a good turnover rate of investee companies, with significant exits of startups such as Trustev and Marfeel. Similarly, “Telefónica Open Future_” contributed to the incorporation of innovation both in the business offer, as demonstrated by the recent agreement with the Job&Talent job search platform for Telefonica’s customers access to exclusive services, as well as in the greater efficiencies achieved through improved internal processes.

g

Meanwhile, in the area of Global Device Management, smartphones accounted for 83% of devices purchased in the fourth quarter (+11 percentage points year-on-year), of which 56% were LTE handsets (+28 percentage points year-on-year). Likewise, in the fourth quarter, the Company was the first in Europe to launch a device with the Cyanogen operating system (enhancing user experience with a more customisable interface and greater levels of privacy and security).

Telefónica Global Resources

Throughout 2015, TGR, has consolidated as the technological reference for the Group, supporting growth in the operating businesses, enabling end-to-end digitalisation and accelerating transformation. Additionally, it has focused on creating value and generating efficiencies through the simplification and development of infrastructures, enabling improved service quality.

The Global Network and Operations area advanced on the deployment of ultra broadband (UBB), both in terms of coverage and quality, as well as in the All-IP transformation, the creation of global centres and the commitment to innovation.

The investment in UBB has been focused on offering excellent connectivity, increasing speed, reliability and improving the quality and security of the network. As such, the network is prepared to cope with the strong growth in data traffic (+38% year-on-year in the fourth quarter), driven by both mobile broadband (+40% year-on-year), and by fixed broadband (+38%; video traffic: +48%). At the end of 2015:

g

Premises passed with fibre to the home totalled 19 million, 14 million in Spain and 5 million in Brazil. Additionally, GVT contributed with 12 million premises passed with fibre to the cabinet, taking the total number of homes covered with fibre in Brazil to 17 million.

13

g

In LTE, coverage in Europe and Latin America reached 75% and 43% of the population, respectively; base stations in service increased to more than 33 thousand and 98% of 3G and LTE base stations are connected via IP and fibre to the transmission network. As a result, LTE customers tripled year-on-year, reaching already 29.7 million customers.

g

In terms of the development of All-IP technology, the main highlights include: 1) the launch of VoLTE in Germany, 2) the commencement of the switch-off of the legacy networks in Spain and the of legacy transport networks and, 3) the reduction of IP layers, with the deployment of new IP architecture in the core and in transport, starting with access centres in Spain.

Furthermore, 2015 saw the creation of Global Device Centres (equipment design such as HGU “Home Gateway Unit” in Spain or HomeBox2 in Germany), progress in the transformation of OSS “Operating Support Systems” (for example, the Integrated Field Force Management project increased labour productivity by 5% year-on-year in 2015 and significantly reduced the back office) and Video synergies generation, thanks to taking best practices to all operating businesses in the Group (high availability of global platforms DTH, Cable, IPTV and the deployment of the OTT Video Service).

Finally, in innovation, highlights include: 1) the deployment of LTE-Advanced with various carriers; 2) the progress in virtualisation (automation of the deployment of VNFs “Virtualised Network Functions”, validation and certification of VNFs in the reference laboratory, NFV “Network Function Virtualisation” and the first multivendor concept trial in the industry of SDN “Software Defined Networks” in wireless transport) and 3) progress in 5G (Research and Innovation laboratory 5TONIC, in partnership with IMDEA Networks, for the development and deployment of 5G technologies).

The Global IT area reached a new record in IT Service Delivery, reducing the number of critical incidents by 40% vs. last year, and delivered significant transformation, with almost all operating business included in the Full Stack processes and applications programmes, with benefits starting to materialise (13% of customers have migrated to the new Full Stacks). Thus, in 2015 Argentina migrated the mobile business and Mexico completed the migration of the prepay segment, while all countries from Telefónica Hispanoamérica have deployed global B2B presales capabilities.

In parallel, the foundations have been laid for digital capabilities in Business Intelligence and Big Data in practically all of the operating businesses.

Finally, throughout the year, the transformation has been reinforced by the continuous effort and execution of simplification measures, with the closing of 3 Data Centres, the reduction of 321 applications and 8% of servers, while virtualisation increased by 5.7 percentage points.

14

TELEFÓNICA ACCESSES Unaudited figures (thousands)
	2014				2015
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	283,012.7	285,331.4	285,237.0	309,800.5	312,635.8	323,021.6	320,924.3	316,188.7	2.1
Fixed telephony accesses (1)	37,382.1	37,326.1	37,103.9	36,602.0	36,219.8	40,164.5	39,976.9	39,487.7	7.9
Internet and data accesses	18,105.5	18,151.4	18,150.3	18,132.5	18,195.7	21,229.3	21,410.4	21,344.3	17.7
Broadband	17,569.1	17,625.9	17,640.2	17,649.3	17,704.7	20,754.8	20,946.3	20,950.3	18.7
Fibre	975.9	1,181.6	1,447.1	1,755.0	2,062.6	5,444.4	5,829.7	6,100.3	n.m.
Mobile accesses	223,958.0	225,662.0	225,332.8	249,978.9	252,753.8	253,597.5	251,382.7	247,085.1	(1.2)
Prepay	150,854.2	150,750.4	149,877.0	164,959.2	166,813.7	166,636.1	162,876.8	157,283.7	(4.7)
Contract	73,103.9	74,911.6	75,455.7	85,019.6	85,940.1	86,961.4	88,506.0	89,801.4	5.6
M2M	6,269.0	6,665.1	6,841.4	7,595.5	8,029.0	8,447.4	8,760.1	9,142.4	20.4
Pay TV	3,567.1	4,191.9	4,650.0	5,087.2	5,466.5	8,030.3	8,154.3	8,271.6	62.6
Wholesale Accesses	6,327.7	6,438.6	6,585.6	6,521.6	6,475.7	6,401.0	6,271.7	6,062.8	(7.0)
Total Accesses	289,340.3	291,770.0	291,822.5	316,322.1	319,111.5	329,422.6	327,196.0	322,251.5	1.9

Notes:

- T. Ireland accesses are excluded from the third quarter of 2014. E-Plus accesses are consolidated from the fourth quarter of  2014 and GVT and DTS accesses are consolidated from 1 May 2015.

- O2 UK accesses are excluded from the first quarter of 2014 as a result of the discontinuation of the operation.

(1) Includes fixed wireless and VoIP accesses.

TELEFÓNICA

MOBILE ACCESSES

 Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	67.4%	66.8%	66.5%	66.0%	66.0%	65.7%	64.8%	63.7%	(2.3 p.p.)
Contract percentage (%)	32.6%	33.2%	33.5%	34.0%	34.0%	34.3%	35.2%	36.3%	2.3 p.p.
Smartphones (‘000)	58,340.2	63,670.7	71,447.1	79,027.7	91,431.1	99,184.0	108,801.2	112,904.5	42.9
Prepay	25,660.8	29,208.1	35,349.2	36,539.6	46,368.5	51,139.4	56,510.6	58,547.6	60.2
Contract	32,679.4	34,462.6	36,097.9	42,488.1	45,062.5	48,044.6	52,290.6	54,356.9	27.9
Smartphone penetration (%)	27.7%	30.0%	33.7%	33.6%	38.3%	41.4%	45.9%	48.5%	14.8 p.p.
Prepay	17.2%	19.6%	23.8%	22.4%	28.0%	30.9%	35.0%	37.5%	15.1 p.p.
Contract	53.2%	54.8%	56.8%	59.2%	61.4%	64.8%	69.3%	71.0%	11.8 p.p.
LTE (‘000)	2,758.5	3,982.1	5,505.8	9,830.7	14,059.4	18,571.7	23,577.9	29,708.2	n.m.
LTE penetration (%)	1.3%	1.8%	2.5%	4.1%	5.7%	7.6%	9.7%	12.5%	8.4 p.p.

Notes:

- T. Ireland accesses are excluded from the third quarter of 2014. E-Plus accesses are consolidated from the fourth quarter of  2014 and GVT and DTS accesses are consolidated from 1 May 2015.

- O2 UK accesses are excluded from the first quarter of 2014 as a result of the discontinuation of the operation.

15

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

 Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg

	2015	2014	Reported	Organic	2015	2014	Reported	Organic

Revenues	47,219	43,458	8.7	4.0	11,881	11,881	(0.0)	3.3
Internal exp. capitalized in fixed assets	784	651	20.4	10.3	234	199	17.9	7.0
Operating expenses	(37,132)	(30,783)	20.6	4.6	(12,089)	(8,912)	35.7	5.0
Supplies	(12,910)	(11,750)	9.9	1.6	(3,371)	(3,306)	2.0	1.0
Personnel expenses	(9,800)	(6,621)	48.0	4.1	(4,811)	(2,161)	122.6	5.4
Other operating expenses	(14,422)	(12,412)	16.2	7.6	(3,907)	(3,445)	13.4	8.8
Other net income (expense)	284	189	50.3	(5.4)	232	(9)	c.s.	114.3
Gain (loss) on sale of fixed assets	275	269	2.5	n.m.	158	208	(24.0)	130.8
Impairment of goodwill and other assets	(16)	(3)	n.m.	n.m.	(15)	(2)	n.m.	n.m.
Operating income before D&A (OIBDA)	11,414	13,781	(17.2)	3.6	401	3,365	(88.1)	3.8
OIBDA Margin	24.2%	31.7%	(7.5 p.p.)	(0.1 p.p.)	3.4%	28.3%	(24.9 p.p.)	0.2 p.p.
Depreciation and amortization	(8,517)	(7,430)	14.6	3.5	(2,161)	(2,168)	(0.3)	1.6
Operating income (OI)	2,897	6,350	(54.4)	3.7	(1,760)	1,197	c.s.	6.5
Share of profit (loss) of investments accounted for by the equity method	(5)	(498)	(99.0)		(1)	(437)	(99.8)
Net financial income (expense)	(2,581)	(2,779)	(7.1)		(684)	(849)	(19.5)
Profit before taxes from continuing operations	311	3,074	(89.9)		(2,445)	(89)	n.m.
Corporate income tax	(13)	(260)	c.s.		313	260	20.5
Profit for the period from continuing operations	298	2,814	(89.4)		(2,132)	171	c.s.
Profit for the period from discontinued operations	2,582	439	n.m.		394	104	n.m.
Profit for the period	2,880	3,252	(11.4)		(1,738)	275	c.s.
Non-controlling interests	(135)	(251)	(46.2)		(95)	28	c.s.
Net Income	2,745	3,001	(8.5)		(1,832)	303	c.s.
Weighted average number of ordinary shares outstanding during the period (millions)	4,928	4,714	4.5		4,974	4,667	6.6
Continuing operations earnings per share (euros)	(0.02)	0.50	c.s.		(0.46)	0.03	c.s.
Discontinued operations earnings per share (euros)	0.52	0.09	n.m.		0.08	0.02	n.m.
Basic earnings per share (euros)	0.51	0.60	(15.2)		(0.38)	0.05	c.s.

Notes:

- The comparative figures for October-December 2014 have been modified with respect to those presented at the close of December 2014, solely for comparative purposes, due to the conversion to SICAD II 50 VEF/USD of those operations referenced to the Venezuelan bolivar in the first, second and third quarters of 2014. In the January-December 2015 period the consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 31 December this rate was set at 199 Venezuelan bolivars fuertes per dollar).

- From the first quarter of 2015 Telefónica UK’s operations are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.

- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2014 and in 2015, has been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.

- Continuing operations earnings per share is calculated dividing profit for the period from continuing operations including non-controlling interests, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.

- Discontinued operations per share is calculated dividing profit for the period from discontinued operations by the weighted average number of ordinary shares outstanding during the period.

- Basic earnings per share ratio is calculated dividing Net Income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.

- 2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela in both years.

- Group consolidated results consolidate GVT and DTS’ results since 1 May 2015, consolidate E-Plus’ results since the fourth quarter 2014 and deconsolidate Telefónica Ireland’s results since the third quarter 2014.

16

TELEFÓNICA

GUIDANCE 2015

		Upgraded Operative Guidance 2015 (Jul-2015)	2015
2014 Bases			Jan-Dec

42,794	Revenues (% Chg YoY)	Growth > 9.5%	12.3%

32.7%	OIBDA margin (Chg YoY)	Limited erosion of around 1.2 p.p. y-o-y (to allow for commercial flexibility if needed)	(1.1 p.p.)

16.7%	CapEx / Sales	Around 17%	16.9%

		Financial Guidance 2015 (unchanged)
	Net financial debt / OIBDA	Net financial debt / OIBDA < 2.35x	2.38x

- Upgraded guidance criteria 2015: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes O2 UK and T. Venezuela. In addition OIBDA excludes write-offs, capital gains/losses from companies’ disposals, towers sales, material non-recurring impacts and restructuring charges mainly related to the voluntary employment suspension plan in Spain and to integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

2014 adjusted bases exclude:

- OIBDA excludes additionally tower sales and the provision for restructuring charges.

- CapEx excludes additionally investment in spectrum, the real estate efficiency plan and the investment in Telefónica’s Headquarters in Barcelona.

2014 adjusted bases include:

- E-Plus consolidated in T. Deutschland since the fourth quarter of 2014.

- Ireland in January-June 2014.

Financial guidance criteria 2015:

- Net financial debt / OIBDA adjusted for the O2 UK sale.

17

TELEFÓNICA

REPORTED VS. ORGANIC

 Unaudited figures (Euros in millions)

	January - December			%

	2015 Reported	2015 Organic	2014 Organic	Organic Change y-o-y		Reported Change y-o-y

Revenues	47,219	48,941	47,076	4.0		8.7

OIBDA	11,414	15,452	14,917	3.6		(17.2)

OIBDA margin	24.2%	31.6%	31.7%	(0.1 p.p.	)	(7.5 p.p. )

Operating Income (OI)	2,897	6,754	6,515	3.7		(54.4)

CapEx	9,578	8,428	8,026	5.0		10.3

OpCF (OIBDA-CapEx)	1,835	7,024	6,892	1.9		(64.0)

		2015	2014

Reported revenues		47,219	43,458

Forex impact		1,842
Hyperinflation in Venezuela		(119)	(187)
Changes in the consolidation perimeter			3,804

Organic revenues		48,941	47,076

Reported OIBDA		11,414	13,781

Forex impact		609
Hyperinflation in Venezuela		8	(72)
Tower sales		(66)	(196)
Restructuring charges provision		3,212	658
Distribution channel reorganisation plan		30
Impairments		23
Commitments relating to the Telefónica Foundation		325
Final settlement agreement related to the acquisition of E-Plus		(102)
Changes in the consolidation perimeter			747

Organic OIBDA		15,452	14,917

Reported CapEx		9,578	8,681

Forex impact		412
Hyperinflation in Venezuela		(8)	(35)
Spectrum acquisition		(1,554)	(1,290)
Real estate efficiency plan			(78)
Changes in the consolidation perimeter			748

Organic CapEx		8,428	8,026

Notes:

- The breakdown of the effects for the reconciliation of reported vs. organic 2015 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of December 2014. Forex impact on those effects is totally included under “Forex impact” epigraph.

-  Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the voluntary employment suspension plan in Spain and to integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

18

TELEFÓNICA

REPORTED VS. ORGANIC

 Unaudited figures (Euros in millions)

	Octobre - December			%

	2015 Reported	2015 Organic	2014 Organic	Organic Change y-o-y	Reported Change y-o-y

Revenues	11,881	12,878	12,470	3.3	(0.0)

OIBDA	401	4,147	3,996	3.8	(88.1)

OIBDA margin	3.4%	32.2%	32.0%	0.2 p.p.	(24.9 p.p. )

Operating Income (OI)	(1,760)	1,871	1,756	6.5	c.s.

CapEx	2,477	2,763	2,819	(2.0)	(34.2)

OpCF (OIBDA-CapEx)	(2,076)	1,384	1,177	17.6	n.m.

		2015	2014

Reported revenues		11,881	11,881

Forex impact		1,085
Hyperinflation in Venezuela		(88)	(89)
Changes in the consolidation perimeter			678

Organic revenues		12,878	12,470

Reported OIBDA		401	3,365

Forex impact		381
Hyperinflation in Venezuela		(13)	(30)
Tower sales		(20)	(138)
Restructuring charges provision		3,122	644
Distribution channel reorganisation plan		30
Impairments		23
Commitments relating to the Telefónica Foundation		325
Final settlement agreement related to the acquisition of E-Plus		(102)
Changes in the consolidation perimeter			155

Organic OIBDA		4,147	3,996

Reported CapEx		2,477	3,763

Forex impact		300
Hyperinflation in Venezuela		(8)	(23)
Spectrum acquisition		(6)	(1,098)
Real estate efficiency plan			(6)
Changes in the consolidation perimeter			183

Organic CapEx		2,763	2,819

Notes:

- The breakdown of the effects for the reconciliation of reported vs. organic 2015 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of December 2014. Forex impact on those effects is totally included under “Forex impact” epigraph.

- Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the voluntary employment suspension plan in Spain and to integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

19

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 Unaudited figures (Euros in millions)

	December 2015	December 2014	% Chg

Non-current assets	91,398	99,448	(8.1)
Intangible assets	18,562	22,227	(16.5)
Goodwill	21,745	25,437	(14.5)
Property, plant and equipment and Investment properties	30,549	33,155	(7.9)
Investments accounted for by the equity method	74	788	(90.6)
Non-current financial assets	10,008	10,973	(8.8)
Deferred tax assets	10,460	6,867	52.3
Current assets	31,576	22,900	37.9
Inventories	1,360	934	45.6
Trade and other receivables	8,301	10,637	(22.0)
Tax receivables	1,341	1,749	(23.3)
Current financial assets	2,971	2,932	1.3
Cash and cash equivalents	2,599	6,529	(60.2)
Non-current assets classified as held for sale	15,004	119	n.m.

Total Assets = Total Equity and Liabilities	122,974	122,348	0.5

Equity	27,556	30,321	(9.1)
Equity attributable to equity holders of the parent and other holders of equity instruments	17,891	21,135	(15.4)
Non-controlling interests	9,665	9,186	5.2
Non-current liabilities	60,549	62,318	(2.8)
Non-current interest-bearing debt	47,117	50,688	(7.0)
Non-current trade and other payables	2,381	2,384	(0.1)
Deferred tax liabilities	2,313	2,566	(9.9)
Non-current provisions	8,738	6,680	30.8
Current liabilities	34,869	29,709	17.4
Current interest-bearing debt	12,953	9,094	42.4
Current trade and other payables	14,235	16,951	(16.0)
Current tax payables	1,769	2,026	(12.7)
Current provisions	1,971	1,595	23.6
Liabilities associated with non-current assets held for sale	3,941	43	n.m.

Financial Data

Net Financial debt (1)	49,921	45,087	10.7

Note:

- From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.

- 2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.

- The consolidated statement of financial position for the year ended 31 December 2014 has been restated to reflect the final adjustment of the purchase accounting of E-Plus, which was finalized in the third quarter of 2015.

(1) Figures in million euros. Net Financial Debt in December 2015 includes: Non-current interest-bearing debt + Non-current trade and other payables (1,073) + Current interest-bearing debt + Current trade and other payables (462) - Non-current financial assets (5,793) - Current financial assets - Current trade and other receivables (321) - Cash and cash equivalents.

20

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

 Unaudited figures (Euros in millions)

		January - December

		2015	2014	% Chg

I	Cash flow from operations	14,912	14,520	2.7
II	Net interest payment (1)	(2,410)	(2,505)
III	Payment for income tax	(664)	(1,106)
A=I+II+III	Net cash provided by operating activities	11,838	10,909	8.5
B	Net payment for investment in fixed and intangible assets	(9,183)	(8,000)
	Spectrum (2)	(1,307)	(927)
C=A+B	Net free cash flow after CapEx	2,655	2,909	(8.7)
D	Net Cash received from sale of Real Estate	36	5
E	Net payment for financial investment (3)	(933)	(517)
F	Net payment for operations with minority shareholders and treasury stock (4)	(1,303)	144
G=C+D+E+F	Free cash flow after dividends from continuing operations	456	2,541	(82.1)
L	Free cash flow after dividends from discontinued operations	591	426
H	Effects of exchange rate changes on net financial debt	(564)	2,405
I	Effects on net financial debt of changes in consolid. and others	6,445	268
J	Net financial debt at beginning of period	45,087	45,381
K=J-G-L+H+I	Net financial debt at end of period	49,921	45,087	10.7

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX FROM CONTINUING OPERATIONS

 Unaudited figures (Euros in millions)

	January - December

	2015	2014	% Chg

OIBDA	11,414	13,781	(17.2)
- CapEx accrued during the period	(9,578)	(8,681)
- Payments related to cancellation of commitments	(721)	(704)
- Net interest payment	(2,410)	(2,505)
- Payment for tax	(664)	(1,106)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(259)	(265)
- Investment In working capital and other deferred income and expenses (5)	4,874	2,390
= Net Free Cash Flow after CapEx	2,655	2,909	(8.7)
+ Net Cash received from sale of Real Estate	36	5
- Net payment for financial investment	(933)	(517)
- Net payment for operations with minority shareholders and treasury stock	(1,303)	144
= Free Cash Flow after dividends	456	2,541	(82.1)

Unaudited figures (Euros in millions)	January - December

	2015	2014	% Chg

Net Free Cash Flow after CapEx	2,655	2,909	(8.7)
+ Payments related to cancellation of commitments	721	704
- Operations with minority shareholders	(537)	(327)
= Free Cash Flow from continuing operations	2,839	3,286	(13.6)
+ Free Cash Flow from discontinued operations	675	531	27.1
= Free Cash Flow	3,514	3,817	(7.9)

Weighted average number of ordinary shares outstanding during the period (millions)	4,928	4,714

= Free Cash Flow per share from continuing operations (euros)	0.58	0.70	(17.4)
= Free Cash Flow per share from discontinued operations (euros)	0.14	0.11	21.6
= Free Cash Flow per share (euros)	0.71	0.81	(11.9)

Notes:

- From the first quarter of 2015 Telefónica UK’s operations are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.

- The comparative figures for October-December 2014 have been modified with respect to those presented at the close of December 2014, solely for comparative purposes, due to the conversion to SICAD II 50 VEF/USD of those operations referenced to the Venezuelan bolivar in the first, second and third quarters of 2014. In the January-December 2015 period the consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 31 December this rate was set at 199 Venezuelan bolivars fuertes per dollar).

- The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

- The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.

- 2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1) Includes cash received from dividends paid by subsidiaries that are not fully consolidated.

(2) Figures in million euros. 2015 includes: 978 in Germany, 196 in Argentina, 68 in Ecuador, 49 in Spain, 8 in Colombia, 6 in Chile and 2 in Nicaragua. 2014 includes: 545 in Brazil, 166 in Argentina, 93 in Colombia, 82 in Panama and 2 in Nicaragua.

(3) In 2015 includes the contribution of minorities in the share capital increase of Telefónica Brasil, the sale of Telecom Italia S.p.A., the sale of yourfone GmbH, the payment for the purchase of GVT and DTS and the purchase of a minority stake in Mediaset Premium. In 2014, includes the sale of T. Czech Republic, the sale of T. Ireland and the acquisition to Mediaset of its 22% stake in DTS, the acquisition of E-Plus, the capital increase of Telefónica Deutschland and the sale of 2% stake in China Unicom

(4) Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

(5) In 2015 includes 3,019 million euros related to restructuring cost provision, mainly in Spain.

21

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

 Unaudited figures (Euros in millions)

		December 2015

	Long-term debt (1)	48,190
	Short term debt including current maturities (2)	13,415
	Cash and cash equivalents	(2,599)
	Short and Long-term financial investments (3)	(9,085)
A	Net Financial Debt	49,921
	Gross commitments related to employee benefits (4)	6,070
	Value of associated Long-term assets (5)	(736)
	Taxes receivable (6)	(1,666)
B	Net commitments related to employee benefits	3,668
A + B	Total Debt + Commitments	53,589
	Net Financial Debt / OIBDA (7)	2.91x

- Notes:

  - From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.

- 2015 reported figures include the hyperinflationary adjustments in Venezuela.

(1) Includes “Non current interest-bearing debt” and 1,073 million euros of “Non-current trade and other payables”.

(2) Includes “Current interest-bearing debt” and 462 million euros of “Other current payables”.

(3) Includes “Current financial assets”, 5,793 million euros of “Non-current financial assets” and 321 million euros of “Trade and other current receivables”.

(4) Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, “Provisions for Pension Funds of Other Companies” and “Voluntary Employment Suspension Plan”.

(5) Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(6) Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.

(7) OIBDA 12 month rolling, not considering O2 UK discontinuation, incorporating DTS and GVT OIBDA corresponding to January - April 2015 and excluding the non-recurring impact from restructuring costs in the 12 months rolling and the firm commitments relating to the Telefónica Foundation’s social activities.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)

	Jan - Dec 2015	Jan - Dec 2014	December 2015	December 2014

USA (US Dollar/Euro)	1.109	1.326	1.089	1.214
United Kingdom (Sterling/Euro)	0.726	0.806	0.734	0.779
Argentina (Argentine Peso/Euro)	10.220	10.751	14.197	10.382
Brazil (Brazilian Real/Euro)	3.643	3.117	4.251	3.225
Chile (Chilean Peso/Euro)	723.914	756.710	773.150	736.654
Colombia (Colombian Peso/Euro)	3,016.491	2,650.032	3,428.826	2,904.688
Costa Rica (Colon/Euro)	599.520	722.022	593.120	662.252
Guatemala (Quetzal/Euro)	8.489	10.255	8.309	9.223
Mexico (Mexican Peso/Euro)	17.569	17.655	18.779	17.898
Nicaragua (Cordoba/Euro)	30.229	34.445	30.405	32.293
Peru (Peruvian Nuevo Sol/Euro)	3.530	3.767	3.713	3.614
Uruguay (Uruguayan Peso/Euro)	30.181	30.779	32.604	29.543
Venezuela (Bolivar Fuerte/Euro) (3)	216.310	60.691	216.310	60.691

(1) These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.

(2) Exchange rates as of 31/12/15 and 31/12/14.

(3) After considering Venezuela as a hyperinflationary country, the P&L and CapEx for Telefónica’s operations in Venezuela are converted to the Bolivar Fuerte/Euro exchange rate at close. In 2014 they are reported adjusting the exchange rate of Venezuela from SICAD I to SICAD II 50 VEF/USD, following the adoption of SICAD II 50 VEF/USD. In the January-December 2015 period the consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 31 December this rate was set at 199 Venezuelan bolivars fuertes per dollar).

22

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

 Unaudited figures

December 2015

		EUR	LATAM	GBP	USD

Net financial debt structure by currency		70%	13%	14%	3%

TOTAL FINANCIAL LIABILITIES BREAKDOWN Unaudited figures
December 2015

		Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities		84%	16%	0%

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody’s1	Baa2	P-2	Stable	3/25/2015

S&P1	BBB	A-2	Positive	5/28/2015

Fitch[1]	BBB+	F-2	Stable	6/26/2015

(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

 Unaudited figures

	Closing date	Amount (m)	Currency	Issuer

EQUITY

Capital increase	17-Apr-15	3,048	EUR	Telefónica, S.A.
Capital increase	5-May-15	4,044	BRL	Telefônica Brasil, S.A.

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code

DEBENTURES AND BONDS

Schuldscheindarlehen/ Namensschuldverschreibung (1)	13-Mar-15	300	EUR	Telefónica Germany, GmbH & Co	2.375% (1)	13-Mar-32 (1)
Eurobond	18-Jun-15	300	EUR	Telefónica Emisiones, S.A.U.	Euribor 3M + 0.330%	Interest Payment Date falling in June 17	XS1249278976
Eurobond	21-Jul-15	67	EUR	Telefónica Emisiones, S.A.U.	Euribor 6M + 0.830%	Interest Payment Date falling in July 2022	XS1262975995
Bond	24-Jul-15	2	UF	Telefónica Móviles Chile	2.200%	20-Jun-20	BTMOV-G (2)
Bond	20-Aug-15	2	UF	Telefónica Móviles Chile	1.950%	14-Aug-20	BTMOV-I (2)
Eurobond	14-Sep-15	1,000	EUR	Telefónica Emisiones, S.A.U.	1.477%	14-Sep-21	XS1290729208
Eurobond	11-Dec-15	100	EUR	Telefónica Emisiones, S.A.U.	Euribor 3M + 0.530%	Interest Payment Date falling in December 2017	XS1330976272

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date	ISIN code

UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES

Hybrid bond	30-Mar-15	500	USD	Colombia Telecomunicaciones, S.A. ESP	8.500%	30-Mar-20	USP28768AB86

	Signing date	Amount	Currency	Borrower	Maturity date

INTEREST-BEARING DEBT

Syndicated facility	19-Feb-15	2,500	EUR	Telefónica, S.A.	19-Feb-21 (4)
Syndicated facility (3)	19-Feb-15	3,000	EUR	Telefónica, S.A.	18-Feb-20 (4)
Bilateral Loan	30-Jun-15	200	EUR	Telefónica, S.A.	30-Jun-20
Bilateral Loan	16-Jul-15	175	EUR	Telefónica, S.A.	16-Jul-17
Bilateral Loan	16-Jul-15	125	EUR	Telefónica, S.A.	19-Mar-19
Term Loan	12-Oct-15	1,050	PEN	Telefónica del Perú, S.A.A	15-Aug-20
Bilateral Loan	13-Nov-15	100	EUR	Telefónica, S.A.	13-Nov-20
Syndicated facility	17-Nov-15	3,000	EUR	Telefónica, S.A.	17-Feb-18
Loan on supplies	11-Dec-15	750	USD	Telefónica, S.A.	11-Mar-26 (5)
Loan on supplies	11-Dec-15	500	EUR	Telefónica, S.A.	11-Mar-26 (5)
Bilateral Loan	23-Feb-16	100	EUR	Telefónica, S.A.	23-Feb-21
Bilateral Loan	23-Feb-16	100	EUR	Telefónica, S.A.	23-Feb-19

1. Maximum coupon and maturity date

2. Santiago exchange code

3. Amendment to the 3,000 million euros syndicated credit facility arranged on February 18, 2014

4. One year maturity extension option applied in February 2016

5 Maturity of final tranche

23

02

TELEFÓNICA ESPAÑA

Telefónica España’s financial and operating results consolidate DTS from 1 May 2015, the date upon which it was incorporated into the Telefónica Group perimeter. In order to facilitate year-on-year comparisons, the organic change also includes DTS from 1 May to 31 December 2014.

The commercial activity in the quarter was underpinned by the quality of the Company’s assets and by the positive reception of the new convergent offer “Movistar Fusión+” launched in July, as well as by the promotion that included all “TV Premium Extra” content for 9.90 euros/month, launched in August, to which almost 700 thousand customers were subscribed, highlighting the solid TV and ultrafast fibre proposal, in an economic environment in which private consumption continued to improve.

It is worth noting the reduction in churn in 2015, particularly noticeable following the elimination of permanent contracts in “Fusión” on 1 August, which, together with the improved performance in gross additions, translated into very positive commercial results. As such, annual net additions of broadband almost doubled vs. 2014, in fibre grew by 25%, growth returned in contract mobile (234 thousand accesses) and in fixed telephony the net loss decreased by 31%.

This was reflected in a significant improvement in T. España’s revenues (excluding DTS), which accelerated their growth in the fourth quarter to +0.8% year-on-year (+0.6 percentage points vs. the third quarter).

Meanwhile, T. España’s revenues, including the consolidation of DTS, increased 6.0% year-on-year in the fourth quarter (-2.0% organic), and the margin stood at 40.2% organic (42.1% in the year).

It must be noted that the aforementioned margins exclude the impact of tower sales and the extraordinary provision of 2,926 million euros booked in this quarter and associated mainly with a voluntary employment suspension plan which shall be implemented in 2016 and 2017. Thus, the results in the next financial years shall benefit from average annual savings in direct expenses in the region of 370 million euros from 2017, with a positive impact on cash flow generation from the first year.

Likewise, the continuous effort to improve the quality and coverage of the networks (14.3 million premises passed with fibre and 75% population coverage with LTE), the integration of the most complete content offer (including all football until 2019) and the launch of the exclusive “Movistar#0” channel in February 2016 contributed to strengthening a solid starting position from which to approach 2016.

On the other hand, regarding the process of the commercial offering redefinition and subsequent to the close of the year, highlights included: i) increased mobile data allowance from 2GB to 3GB in all the main “Fusión” lines and additional mobile lines, with an update of the monthly charges for both services (+3 euros VAT included) in February; ii) update of tariffs in the fixed broadband non-convergent services portfolio (+3 euros VAT included) in January; iii) update of tariffs in the “Vive” contract mobile portfolio, except “Vive 45”, (+1 euro VAT included) also in January. Additionally, in December a new prepay mobile portfolio was launched including 4G mobile data which improved the positioning of the offering in this segment.

Telefónica España accesses stood at 42.0 million at the end of the year, following the incorporation of DTS satellite TV accesses (0.9 million in December) with retail accesses growing 3.1% year-on-year to 36.9 million (-2.3% in 2014). Excluding this impact, total accesses remained practically stable (-0.4% year-on-year).

g

“Movistar Fusión” improved its quarterly net additions to 145 thousand accesses (126 thousand in July-September), reaching 4.2 million customers and 1.5 million additional mobile lines, and maintained solid year-on-year growth (+13% and +8% respectively), representing in the consumer segment 81% of fixed broadband customers and 63% in contract mobile.

24

The capture of high-value customers continued to prevail since, out of the “Movistar Fusión” quarterly additions, 90% incorporated new services, 50% corresponded to completely new “Movistar” customers, and 47% took out ultrafast fibre.

It is worth noting the strong growth in the penetration of high-value services in “Movistar Fusión”; 32% of customers enjoy ultrafast fibre of 100 or 300 Mb (+11 percentage points year-on-year) and 62% Pay TV (+18 percentage points year-on-year).

The ARPU for the quarter increased by 7.3% year-on-year to 74.4 euros due to the impact of the repositioning of tariffs since May 2015 and the migration towards higher value bundles (fibre and TV).

However, in the quarter the ARPU growth year-on-year was partially offset by the impact of the “TV Premium Extra” promotion for 9.90 euros/month until 31 December, although it should be mentioned that following the end of the promotion the uptake of TV packages by customers has been very positive.

Compared to the previous quarter, the ARPU evolution reflected the higher seasonal consumption in certain services during the summer months.

On the other hand, churn stood at 1.2%, stable both year-on-year and quarter-on-quarter.

g

Retail fixed telephony accesses (-4% compared to December 2014), presented once again their best quarterly performance since the launch of “Movistar Fusión” in 2012, with a net loss of 59 thousand accesses (-442 thousand in the year) underpinned by higher gross additions (+7% year-on-year) and reduced churn (1.3%, -0.2 percentage points year-on-year).

g

Retail broadband accesses presented net additions of 56 thousand accesses in the quarter, the highest number since the launch of “Movistar Fusión” (and more than four times those of the fourth quarter of 2014), and 76 thousand in the year, adding up to 6.0 million (+1% year-on-year), thanks to the higher volume of gross additions of fibre (+22%) and improved churn performance (1.4% in the quarter and in the year, -0.1 percentage points year-on-year in both cases).

The quarterly ARPU reached 30.0 euros (+17.2% year-on-year), impacted by the greater weight of TV and ultra broadband customers and the allocation of “Movistar Fusión” revenues.

Fibre accesses increased from October to December by 272 thousand and recorded a new record in annual net additions (906 thousand) taking the base to 2.2 million (1.7x compared to 2014), accounting for 37% of total fixed broadband accesses (+15 percentage points year-on-year). Meanwhile, two thirds of fibre accesses benefitted from the new speeds (30 and 300 Mb) launched in May.

Ultrafast fibre accesses of 100 or 300 Mb (with additional ARPU of 12 euros, VAT included) increased to 1.5 million (69% of total fibre accesses), following a new record in net additions in the quarter (152 thousand; 499 thousand in the year) driven by the growth in additions (+24% year-on-year) and the containment of churn (1.0%, +0.1 percentage points year-on-year), and continued to reflect customers’ preference for higher speeds (63% of fibre gross additions).

Fibre to the home coverage continued to be a European benchmark and reached 14.3 million premises passed, 4.0 million more than in 2014 (+0.9 million in the quarter).

g

Pay TV accesses totalled 3.7 million, 10% more compared to December 2014 in organic terms, and included 926 thousand DTS satellite TV accesses. Net additions from October to December improved sequentially to 88 thousand accesses, as a result of 242 thousand net additions in T. España (without DTS) and the lower quarterly net loss of DTS accesses, affected by the migration of customers to “Movistar”.

25

The quarterly churn excluding DTS (1.6%; +0.5 percentage points year-on-year; +0.2 percentage points vs. the third quarter) was slightly impacted by the elimination of permanent contracts in a market with intense commercial activity, ending the year at 1.3%, stable year-on-year.

g	The total base of mobile accesses stood at 17.3 million, 2.0% lower than in 2014.

The contract base accelerated its growth throughout the year, to 2% year-on-year in December, with net additions of 90 thousand accesses in October-December as a main highlight (1.6x higher than the same period of 2014). Stripping out M2M, quarterly mobile contract net additions would increase to 17 thousand accesses (+53% year-on-year) with a weaker portability performance vs. the previous quarter in an environment of higher competitive intensity during the Christmas campaign.

Nevertheless, the better performance in the portability balance in 2015 is worth highlighting (-162 thousand versus -508 thousand in 2014) which enabled mobile contract net additions, excluding M2M, to turn positive again throughout the year (+68 thousand vs. -113 thousand in 2014).

Contract churn excluding M2M remained at 1.3% in the fourth quarter (stable versus the previous quarter, -0.2 percentage points year-on-year).

ARPU reached 15.2 euros in the quarter (-2.2% year-on-year), although it was strongly conditioned by the different allocation of revenue of convergent bundles.

g	Smartphone penetration at the end of the year increased to 66% of the base (+6 percentage points year-on-year) and continued to be the principal lever of data traffic increase (+67% year-on-year).

LTE coverage reached 75% of the population, accelerating 9 percentage points vs. September (+17 percentage points vs. 2014) thanks to the boost from the implementation of the 800 MHz band once the interferences with the TDT were cleaned up. Thus, LTE customers totalled 3.3 million, almost doubling those of one year ago, and LTE penetration stood at 21% (+10 percentage points year-on-year).

Revenue included DTS’ contribution from 1 May 2015 and reached 3,220 million euros in the quarter (+6.0% year-on-year) and 12,402 in the year (+3.2% year-on-year). In organic terms, revenue decreased by 2.0% year-on-year in October-December (-2.1% in January-December).

Excluding the incorporation of DTS, revenue in the fourth quarter increased by 0.8% (+0.2% the previous quarter) and decreased by 1.0% in 2015, reflecting a significant recovery vs. the decline of 7.2% recorded in 2014.

The mobile-fixed revenue breakdown is becoming less and less relevant due to the allocation of revenue of a convergent offer with high penetration. However:

g

Fixed business revenue (2,483 million euros in October-December) increased 0.5% year-on-year organic due to the repositioning of tariffs, the higher revenues in retail broadband, wholesale TV and IT services, and despite the negative DTS contribution (-4.1 percentage points to the organic change). Customer repositioning after the end of the TV promotion is expected to generate incremental revenue of around 30 million euros in the first quarter of 2016 (vs. the fourth quarter).

g

Mobile business revenue (1,117 million euros in the fourth quarter) declined 1.9% year-on-year organic, reflecting renewed tariffs, higher mobile data revenue and the decline in MVNOs wholesale revenue. The year-on-year performance improved sequentially (-2.6% in the third quarter) due to higher handset sales (+6.6% year-on-year; +1.5% in the previous quarter).

26

Operating expenses include DTS from 1 May 2015 and reached 4,952 million euros in October-December and 10,526 in the year. Nonetheless, they were impacted by the provision of 2,896 million euros accrued as personnel expenses in the quarter, associated with a Voluntary Employment Suspension Plan within the framework of a broad social agreement. In organic terms, operating expenses including DTS increased 0.4% year-on-year in October-December (-0.1% in 2015) due to higher personnel costs not offset by lower supplies.

It should be underlined that gross content costs in the quarter increased 2.6% year-on-year organic, with individual year-on-year performance in T.España (ex-DTS) and DTS not being representative due to the allocation criteria. Meanwhile, net content costs (of TV wholesale revenue) reduced 8.0% year-on-year organic in the quarter.

Breakdown by item:

g	Supplies (867 million euros in October-December) declined by 2.6% organic year-on-year (-2.7% in January-December) mainly due to the reduction in interconnection and network equipment expenses.

The worse year-on-year performance of these expenses in the quarter vs. the previous one (-8.3% in July-September) is primarily due to the positive impact of the assets valuation adjustment made in the third quarter in DTS (38 million euros) and to a lesser extent, to the higher growth of gross cost of TV contents and the increased purchase of mobile handsets.

g

Personnel expenses (582 million in the quarter before the abovementioned provision) increased 4.4% year-on-year organic affected by a higher expense in incentives in October-December, and 4.0% in the year, reflecting the resumption of the Company’s contribution to the pension plan from the third quarter of 2014.

At the end of 2015, the total headcount of Telefónica España stood at 32,171 employees including DTS.

g

Other operating expenses (608 million euros in October-December) increased by 1.2% organically (-0.5% in January-December) due to higher real estate and network expenses, and due to the payment of the fee for the 800 MHz band from April 2015. Nevertheless, the year-on-year performance improved in the quarter (+3.2% in the third quarter).

Due to the allocation criteria of content costs already mentioned, the year-on-year evolution of OIBDA at T. España (ex-DTS) is not representative.

OIBDA including the consolidation of DTS since 1 May (with a contribution of 35 million euros) reached 2,336 million euros in 2015, strongly impacted by the extraordinary provisions in the quarter.

OIBDA in the fourth quarter would stand at 1,272 million excluding non-recurrent impacts, with a year-on-year decline of 6.4% without including those factors: i) provision for an amount of 2,926 million euros (2,896 million in personnel expenses and 30 million in “other net income (expense)” associated to a optamisation plan for the distribution channel); ii) capital gains from the sale of real estate (22 million in the fourth quarter of 2015 vs 41 million in the fourth quarter of 2014); iii) capital gains from the sale of towers (136 million in the fourth quarter of 2014).

In 2015 the following should also be considered: i) capital gains from the sale of real estate in the first nine months of the year (51 million euros); ii) an assets valuation adjustment in DTS (38 million euros in the third quarter of 2015); iii) capital gains from the sale of towers (38 million in the first quarter of 2015 vs. 55 million in the first nine months of 2014).

As such, OIBDA margin in organic terms (affected in part by the incorporation of DTS) stood at 40.2% in October-December and at 42.1% in January-December, with a year-on-year decline of 2.4 percentage points in the quarter and 1.0 percentage points in the year.

CapEx including DTS from 1 May 2015 reached 1,827 million euros, and increased by 4.5% year-on-year organic (+5.5% reported) due to the continuous investment in growth projects.

27

TELEFÓNICA ESPAÑA

Including DTS from 1 May 2015

CONSOLIDATED INCOME STATEMENT

 Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg

	2015	2014	Reported	Organic	2015	2014	Reported	Organic

Revenues	12,402	12,023	3.2	(2.1)	3,220	3,038	6.0	(2.0)
Revenues ex-handset revenues	11,742	11,355	3.4	(2.2)	3,000	2,832	5.9	(2.6)
Mobile Business	4,337	4,556	(4.8)	(4.8)	1,117	1,138	(1.9)	(1.9)
Mobile service revenues	3,677	3,888	(5.4)	(5.4)	897	932	(3.7)	(3.7)
Data revenues	1,619	1,508	7.4	7.4	418	379	10.5	10.5
Handset revenues	661	668	(1.2)	(1.2)	220	207	6.6	6.6
Fixed Business	9,359	8,543	9.6	1.9	2,483	2,225	11.6	0.5
FBB and new services (1)	5,436	4,368	24.5	8.4	1,478	1,141	29.6	6.5
Voice & access revenues	3,077	3,547	(13.3)	(13.3)	770	854	(9.8)	(9.8)
Other	846	627	34.9	34.9	234	230	1.9	1.9
Internal expenditure capitalized in fixed assets	350	316	10.8	10.8	100	92	8.7	8.7
Operating expenses	(10,526)	(6,965)	51.1	(0.1)	(4,952)	(1,783)	177.8	0.4
Supplies	(2,996)	(2,592)	15.6	(2.7)	(867)	(712)	21.7	(2.6)
Personnel expenses	(5,173)	(2,139)	141.8	4.0	(3,477)	(538)	n.m.	4.4
Other operating expenses	(2,356)	(2,234)	5.5	(0.5)	(608)	(533)	14.2	1.2
Other net income (expense)	(29)	32	c.s.	(96.8)	(29)	3	c.s.	(95.6)
Gain (loss) on sale of fixed assets	136	268	(49.4)	30.7	27	202	(86.5)	(56.4)
Impairment of goodwill and other assets	2	(3)	c.s.	c.s.	4	(2)	c.s.	c.s.
Operating income before D&A (OIBDA)	2,336	5,671	(58.8)	(4.3)	(1,631)	1,551	c.s.	(0.0)
OIBDA Margin	18.8%	47.2%	(28.3 p.p. )	(1.0 p.p. )	n.m.	51.0%	c.s.	(2.4 p.p. )
CapEx	1,827	1,732	5.5	4.5	505	546	(7.4)	(7.6)
Spectrum	49	-	-		-	-	-	-
OpCF (OIBDA-CapEx)	509	3,939	(87.1)	(8.3)	(2,136)	1,005	c.s.	(7.5)

Note:

- The reported figures have been adjusted including DTS in Telefónica España’s consolidation perimeter from 1 May 2015. The reported figures up to September included DTS in Other Companies and Eliminations (Telefónica Group).

- OIBDA and OI before management and brand fees.

(1) Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA ESPAÑA

Without including DTS

CONSOLIDATED INCOME STATEMENT

 Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg

	2015	2014	Reported	Organic	2015	2014	Reported	Organic

Revenues	11,905	12,023	(1.0)	(1.0)	3,063	3,038	0.8	0.8
Revenues ex-handset revenues	11,244	11,355	(1.0)	(1.0)	2,842	2,832	0.4	0.4
Mobile Business	4,337	4,556	(4.8)	(4.8)	1,117	1,138	(1.9)	(1.9)
Mobile service revenues	3,677	3,888	(5.4)	(5.4)	897	932	(3.7)	(3.7)
Data revenues	1,619	1,508	7.4	7.4	418	379	10.5	10.5
Handset revenues	661	668	(1.2)	(1.2)	220	207	6.6	6.6
Fixed Business	8,861	8,543	3.7	3.7	2,325	2,225	4.5	4.5
FBB and new services (1)	4,939	4,368	13.1	13.1	1,321	1,141	15.8	15.8
Voice & access revenues	3,077	3,547	(13.3)	(13.3)	770	854	(9.8)	(9.8)
Other	846	627	34.9	34.9	234	230	1.9	1.9
Internal expenditure capitalized in fixed assets	350	316	10.7	10.7	100	92	8.6	8.6
Operating expenses	(10,064)	(6,965)	44.5	2.9	(4,797)	(1,783)	n.m.	6.7
Supplies	(2,728)	(2,592)	5.2	5.2	(792)	(712)	11.2	11.2
Personnel expenses	(5,120)	(2,139)	139.3	4.0	(3,456)	(538)	n.m.	4.2
Other operating expenses	(2,217)	(2,234)	(0.8)	(0.8)	(549)	(533)	3.1	3.1
Other net income (expense)	(30)	32	c.s.	c.s.	(30)	3	n.m.	(94.5)
Gain (loss) on sale of fixed assets	138	268	(48.5)	33.8	28	202	(86.1)	(55.2)
Impairment of goodwill and other assets	2	(3)	c.s.	c.s.	4	(2)	c.s.	c.s.
Operating income before D&A (OIBDA)	2,301	5,671	(59.4)	(5.3)	(1,633)	1,551	c.s.	(8.6)
OIBDA Margin	19.3%	47.2%	(27.8 p.p. )	(2.0 p.p. )	n.m.	51.0%	c.s.	(4.3 p.p. )
CapEx	1,805	1,732	4.2	4.3	495	546	(9.3)	(8.2)
Spectrum	49	-	-	-	-	-	-	-
OpCF (OIBDA-CapEx)	496	3,939	(87.4)	(9.6)	(2,128)	1,005	c.s.	(8.8)

Note:

- The reported figures do not include DTS.

- OIBDA and OI before management and brand fees.

(1) Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

28

TELEFÓNICA ESPAÑA

ACCESSES

 Unaudited figures (Thousands)

	2014				2015

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	35,588.4	35,702.4	35,845.3	35,836.7	35,882.6	36,958.2	36,868.1	36,935.6	3.1
Fixed telephony accesses (1)	10,883.9	10,715.4	10,595.2	10,447.8	10,321.9	10,126.6	10,064.9	10,005.6	(4.2)
Internet and data accesses	5,909.5	5,913.8	5,920.9	5,928.7	5,972.7	5,905.1	5,947.8	6,000.0	1.2
Broadband	5,860.3	5,862.0	5,872.7	5,885.9	5,928.3	5,861.0	5,906.1	5,962.0	1.3
Fibre	701.3	861.0	1,068.9	1,316.8	1,560.3	1,720.7	1,950.5	2,223.0	68.8
Mobile accesses	18,064.7	17,863.6	17,749.7	17,575.4	17,448.6	17,330.7	17,272.0	17,258.5	(1.8)
Prepay	3,996.7	3,767.8	3,559.2	3,328.1	3,122.6	2,989.1	2,881.1	2,777.1	(16.6)
Contract	14,068.0	14,095.8	14,190.5	14,247.3	14,325.9	14,341.6	14,390.9	14,481.4	1.6
M2M	1,446.6	1,491.9	1,566.9	1,612.4	1,662.4	1,726.5	1,705.6	1,778.8	10.3
Pay TV (2)	730.3	1,209.5	1,579.4	1,884.7	2,139.5	3,595.7	3,583.4	3,671.5	94.8
Wholesale Accesses	5,150.3	5,238.0	5,309.0	5,366.0	5,333.6	5,286.7	5,200.4	5,037.7	(6.1)
Unbundled loops	3,910.8	3,979.1	4,034.1	4,087.3	4,007.1	3,908.6	3,811.9	3,647.3	(10.8)
Wholesale circuits and line rentals	1,239.5	1,258.9	1,274.9	1,278.7	1,326.5	1,378.1	1,388.5	1,390.4	8.7
Total Accesses	40,738.7	40,940.4	41,154.3	41,202.7	41,216.2	42,244.9	42,068.4	41,973.3	1.9

(1) Includes fixed wireless and VoIP accesses.

(2) From the second quarter of 2015, Pay TV accesses include DTS.

MOBILE ACCESSES

 Unaudited figures (thousands)

	2014				2015

	March	June	September	December	March	June	September	December	% Chg

Prepay percentage (%)	22.1%	21.1%	20.1%	18.9%	17.9%	17.2%	16.7%	16.1%	(2.8 p.p.	)
Contract percentage (%)	77.9%	78.9%	79.9%	81.1%	82.1%	82.8%	83.3%	83.9%	2.8 p.p.
Smartphones (‘000)	8,738.2	8,989.7	9,008.8	9,535.9	9,801.4	9,877.2	10,052.6	10,169.0	6.6
Prepay	567.2	590.4	442.5	404.2	365.7	351.4	348.8	383.5	(5.1)
Contract	8,171.0	8,399.3	8,566.3	9,131.7	9,435.7	9,525.8	9,703.8	9,785.5	7.2
Smartphone penetration (%)	53.6%	55.9%	56.5%	60.6%	62.8%	64.0%	65.2%	66.3%	5.7 p.p.
Prepay	14.2%	15.7%	12.4%	12.2%	11.7%	11.8%	12.1%	13.8%	1.7 p.p.
Contract	66.4%	68.1%	69.2%	73.5%	75.6%	76.5%	77.4%	77.9%	4.4 p.p.
LTE (‘000)	959.2	1,205.7	1,409.6	1,792.6	2,159.0	2,554.0	2,996.0	3,293.0	83.7
LTE penetration (%)	5.8%	7.4%	8.7%	11.2%	13.7%	16.4%	19.2%	21.3%	10.0 p.p.

FUSIÓN ACCESSES

 Unaudited figures (thousands)

	2014				2015

	March	June	September	December	March	June	September	December	% Chg

Fusión Customers	3,221.3	3,389.3	3,557.5	3,716.9	3,905.9	3,921.8	4,048.2	4,193.2	12.8
Fibre 100 / 300	505.3	577.1	649.2	774.8	910.3	976.3	1,137.8	1,333.2	72.1
IPTV / Satellite	538.7	922.0	1,320.7	1,660.2	1,935.9	2,046.5	2,331.0	2,617.0	57.6
Mobile add-ons	1,245.0	1,303.6	1,352.9	1,394.9	1,436.2	1,453.9	1,476.5	1,500.6	7.6

	2014				2015

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg

Fusión ARPU (EUR)	70.2	68.8	69.7	69.3	69.6	71.8	75.5	74.4	7.3
Fusión churn	1.3%	1.1%	1.0%	1.1%	0.9%	1.4%	1.1%	1.2%	0.1 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg

Fusión ARPU (EUR)	70.2	69.4	69.5	69.5	6,962.4	70.7	72.4	72.9	4.9
Fusión churn	1.3%	1.2%	1.1%	1.1%	0.9%	1.2%	1.2%	1.2%	0.1 p.p.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures	2014				2015

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg

Voice Traffic (Million minutes)	8,588	8,988	8,992	9,033	8,869	9,180	9,080	9,239	2.3
Data traffic (TB)	14,058	15,197	18,295	22,278	24,874	29,826	38,582	37,129	66.7
ARPU (EUR)	16.1	16.0	16.0	15.5	15.0	15.3	15.7	15.2	(2.2)
Prepay	6.3	6.0	6.6	5.9	5.5	5.6	6.2	5.5	(6.8)
Contract (1)	21.0	20.8	20.6	20.0	19.2	19.6	19.9	19.3	(3.4)
Data ARPU (EUR)	6.9	6.9	7.1	7.1	7.2	7.6	8.3	8.1	12.9
% non-SMS over data revenues	94.8%	95.4%	94.5%	95.3%	95.5%	95.5%	95.1%	95.8%	0.5 p.p.
Churn	3.5%	2.0%	1.8%	1.9%	1.8%	1.6%	1.6%	1.5%	(0.3 p.p. )
Contract (1)	2.2%	1.7%	1.5%	1.5%	1.5%	1.4%	1.3%	1.3%	(0.2 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg

Voice Traffic (Million minutes)	8,588	17,575	26,567	35,600	8,869	18,049	27,129	36,368	2.2
Data traffic (TB)	14,058	29,255	47,549	69,827	24,874	54,700	93,282	130,411	86.8
ARPU (EUR)	16.1	16.0	16.0	15.9	15.0	15.2	15.3	15.3	(3.6)
Prepay	6.3	6.1	6.3	6.2	5.5	5.6	5.8	5.7	(8.2)
Contract (1)	21.0	20.9	20.8	20.6	19.2	19.4	19.6	19.5	(5.3)
Data ARPU (EUR)	6.9	6.9	7.0	7.0	7.2	7.4	7.7	7.8	11.0
% non-SMS over data revenues	94.8%	95.1%	94.9%	95.0%	95.5%	95.5%	95.4%	95.5%	0.5 p.p.
Churn	3.5%	2.8%	2.5%	2.3%	1.8%	1.7%	1.7%	1.6%	(0.7 p.p. )
Contract (1)	2.2%	1.9%	1.8%	1.7%	1.5%	1.4%	1.4%	1.4%	(0.3 p.p. )

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Excludes M2M.

29

03

TELEFÓNICA DEUTSCHLAND

(year-on-year changes in organic terms)

In 2015, Telefónica Deutschland maintained market momentum, increasing slightly mobile service revenue market share while at the same time successfully delivering its improved integration targets (280 million euros in 2015). Mobile service revenue came in broadly stable as guided for the full year, with continued strength in the partner business. As a result of the accelerated execution of synergies and the optimisation of commercial costs, Telefónica Deutschland also achieved its upgraded OIBDA guidance. In 2016, the Company will be moving from integration to transformation and will push ahead with core projects such as network integration, IT transformation and brand migration.

Commercially, Telefónica Deutschland launched a new VDSL campaign at the end of December 2015, supporting its positioning with regards to convergence. In addition, in early February 2016 the company launched ‘Blue One’, bringing together various fixed/mobile product combination under a single brand name. Additionally, it continued to follow a focused approach based on retaining its value customers after the re-launch of “Blau” and the enhanced “O2 Blue All-in”.

The total access base grew 1% year-on-year and stood at 48.4 million at the end of December, mainly explained by a 2% increase of the mobile base (43.1 million). Operating highlights:

g

The contract mobile customer base grew 2% year-on-year and reached 19.1 million, with a broadly stable 44% share over the total mobile base. The prepay access base increased 3% year-on-year to 24.0 million.

g

Smartphone penetration reached 54%, up 1 percentage points quarter-on-quarter driven by the continued growth of LTE customers to almost 8 million at the end of December 2015 (+13% quarter-on-quarter). Thus, LTE penetration improved by 2 percentage points quarter-on-quarter to 19%.

g

Contract net additions improved to 198 thousand in October-December (+17% quarter-on-quarter) and reached 709 thousand in January-December (excluding a base adjustment of 400 thousand inactive customers mainly in the business segment in the fourth quarter of 2015 and 428 thousand in the same period of 2014, with no impact on revenues), driven by the continued strong performance of the partner segment.

Prepay registered net disconnections of 24 thousand in the quarter, after the strong performance from ethnic brands during the summer. For the full year, delivered 629 thousand net additions, 33% more than in 2014 due to the strong contribution from partner brands.

g

Contract churn (excluding M2M) improved by 0.2 percentage points year-on-year in the fourth quarter to 1.7% and was stable quarter-on-quarter (excluding the customer base adjustment) as a result of the continued focus on retention.

g

Mobile ARPU was 10.5 euros in October-December period (-3.2% year-on-year) while contract ARPU stood at 16.9 euros (-4.3% year-on-year) as a result of the higher share of wholesale customers in the base. Data ARPU was at 5.5 euros in the quarter (-3.7% year-on-year), explained by the continued decline of SMS volumes while non-SMS data ARPU improved and grew 1.3% year-on-year (flat in the third quarter).

g

The retail broadband access trend continued to improve. Net disconnections declined to 5 thousand in the fourth quarter (-13 thousand in the third quarter) and -46 thousand for January to December 2015, more than halving those of the previous year. VDSL was once again the main growth engine, with 73 thousand net additions in October-December (+12% year-on-year) and 260 thousand in 2015 (+55% year-on-year).

g	Data traffic increased 36% in the fourth quarter (+45% year-on-year in 2015) as a result of a growing LTE customer base and higher usage of music and video streaming.

30

Revenues improved their year-on-year growth trend to +2.0% in the fourth quarter (-1.1% in the third quarter) to 2,059 million euros, as a result of increased rate of variation of handset sales leveraged on regular Christmas promotions. For the full year, revenues increased 1.2% year-on-year and totalled 7,888 million euros (+42.9% year-on-year reported).

Mobile service revenues were broadly stable year-on-year (+0.1%) at 5,532 million euros for the period January-December, while in October-December declined by 1.0% year-on-year to 1,378 million euros as a result of the increasing share of the partner segment within the customer base, which had a dilutive effect due to the revenue shift from retail to wholesale.

Mobile data revenues reached 712 million euros in the fourth quarter (-1.5% year-on-year) driven by declining SMS-usage while full year performance was mainly flat at 2,840 million euros (+0.2% year-on-year). Mobile data revenues over total mobile service revenue was 51%, stable vs 2014. Non-SMS data revenue amounted to 517 million euros in the last three months (+3.7% year-on-year) and 2,034 million euros in the full year (+4.9% year-on-year), thanks to the increasing demand of LTE devices. As such, non-SMS data represents 72% of mobile data revenues, 4 percentage points higher than in 2014.

The Company’s data monetisation strategy continues to deliver, driven by upselling mechanisms and the successful data automation tool. The rate of automatic extensions of the monthly data allowance increased to 77% of the opted-in customer base in the fourth quarter (54% in the previous one). Also, the adoption of tariff mix in the O2 contract premium business further improved, with the share of new customers opting for a tariff with more than 1GB increasing to 40%.

Handset sales saw an improved performance in October-December (+17.9% year-on-year vs +2.7% in July-September), delivering revenues of 413 million euros and 1,300 million euros in January-December (+16.3% year-on-year).

Fixed revenues year-on-year posted a better performance in the last quarter (-3.2% vs -9.5% in the third quarter) to 266 million euros mainly reflecting the better performance of retail FBB. In 2015, fixed revenues reached 1,043 million euros (-8.3% year-on-year).

Operating expenses were 1,631 million euros in October-December and declined 4.0% year-on-year in organic terms (excluding restructuring costs of 7 million euros in 2015 and 401 million euros in 2014) associated principally with the early capture of integration synergies, in particular in personnel expenses. For January to December, OpEx totalled 6,226 million euros (-3.3% year-on-year). Breakdown by component:

g

Supplies declined 2.0% to 747 million euros in the quarter, mainly as a result of lower year-on-year interconnection costs. For the full year, supplies amounted to 2,712 million euros of which 53% were hardware costs of sales and 41% interconnection costs.

g

Personnel expenses in the last three months dropped 18.2% year-on-year organic to 155 million euros, mainly resulting from the benefits derived from the execution of the first wave of the restructuring programme (completed the execution of the 2015 leaver programme, thereby restructuring 800 full time equivalents out of a total target of 1,600). In 2015, these expenses reached 655 million euros, of which 76% were fixed base salaries.

g

Other operating expenses totalled 729 million euros in the last quarter of the year, 2.5% lower year-on-year, partly as a result of lower commercial costs. In 2015 were 2,859 million euros, with commercial costs representing 64% of the total.

OIBDA (586 million euros) growth continued to accelerate in the quarter and grew by 35.5% year-on-year (+28.5% in the third quarter) in organic terms (excluding restructuring costs of 7 million euros and the final settlement agreement related to the acquisition of E-Plus of 102 million euros, as well as restructuring costs of 401 million euros in the same period of 2014).

31

The strong growth in OIBDA reflected the Company’s more efficient commercial strategy to focus on retention over acquisition as well as the early capture of integration synergies, with the latter representing more than 50% of the year-on-year OIBDA growth in the fourth quarter.

As a result, OIBDA for the full year totalled 1,858 million euros (+2.5x year-on-year in reported terms). In organic terms (excluding restructuring costs in 2015: 73 million euros; 2014: 414 million euros and the above mentioned positive settlement of 102 million euros in the fourth quarter 2015) and the disposal of “yourfone” (15 million euros) OIBDA increased by 19.9% year-on-year.

As a result, the OIBDA margin excluding the previously mentioned non-recurrent impacts stood at 23.9% in the fourth quarter (+5.9 percentage points year-on-year) and at 23.0% for 2015 (+3.6 percentage points year-on-year).

CapEx amounted to 2,230 million euros (1.2 billion euros related to spectrum) and declined 11.1% year-on-year excluding spectrum. The strong year-on-year decline reflects the realisation of synergies which outweighed network integration costs and investments in the accelerated LTE rollout, with outdoor coverage reaching the targeted 75% at year-end.

Operating Cash Flow (OIBDA-CapEx) excluding spectrum reached 826 million euros, more than double vs 2014 (in organic terms and excluding the impact from the disposal of “yourfone” previously mentioned).

32

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

 Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg

	2015	2014	Reported	Organic	2015	2014	Reported	Organic

Revenues	7,888	5,522	42.9	1.2	2,059	2,019	2.0	2.0
Mobile Business	6,832	4,375	56.2	2.8	1,791	1,742	2.8	2.8
Mobile service revenues	5,532	3,580	54.5	0.1	1,378	1,391	(1.0)	(1.0)
Data revenues	2,840	1,793	58.4	0.2	712	723	(1.5)	(1.5)
Handset revenues	1,300	795	63.6	16.3	413	350	17.9	17.9
Fixed Business	1,043	1,138	(8.3)	(8.3)	266	274	(3.2)	(3.2)
FBB and new services (1)	799	815	(1.9)	(1.9)	198	197	0.7	0.7
Voice & access revenues	240	306	(21.6)	(21.6)	66	72	(8.3)	(8.3)
Other	4	18	(76.5)	(76.5)	1	5	(77.8)	(77.8)
Internal expenditure capitalized in fixed assets	113	92	22.5	22.5	30	34	(10.3)	(10.3)
Operating expenses	(6,226)	(4,817)	29.2	(3.3)	(1,631)	(2,006)	(18.7)	(4.0)
Supplies	(2,712)	(2,144)	26.5	(3.4)	(747)	(762)	(2.0)	(2.0)
Personnel expenses	(655)	(828)	(20.9)	(10.1)	(155)	(498)	(68.9)	(18.2)
Other operating expenses	(2,859)	(1,846)	54.9	(1.4)	(729)	(745)	(2.1)	(2.5)
Other net income (expense)	70	(64)	c.s.	(39.4)	128	(85)	c.s.	n.s.
Gain (loss) on sale of fixed assets	14	-	-	-	(1)	-	-	-
Impairment of goodwill and other assets	-	-	-	-	-	-	-	-
Operating income before D&A (OIBDA)	1,858	733	153.7	20.9	586	(38)	c.s.	35.5
OIBDA Margin	23.6%	13.3%	10.3 p.p.	3.8 p.p.	28.5%	(1.9%)	c.s.	5.9 p.p.
CapEx	2,230	849	162.8	(11.1)	330	438	(24.6)	(25.0)
Spectrum	1,198	-	n.m.		2	-	n.m.
OpCF (OIBDA-CapEx)	(372)	(116)	n.m.	126.2	256	(476)	c.s.	c.s.

Note:

- The Consolidated Income Statement of Telefónica Deutschland includes E-Plus from the fourth quarter 2014.

- OIBDA and OI before management and brand fees.

(1) Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

33

TELEFÓNICA DEUTSCHLAND

ACCESSES

 Unaudited figures (Thousands)

	2014				2015

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	23,875.7	23,964.3	24,113.2	46,548.3	46,572.8	46,981.4	47,627.2	47,391.2	1.8
Fixed telephony accesses (1)	2,109.1	2,078.2	2,050.9	2,036.4	2,022.0	2,009.7	1,999.9	1,997.8	(1.9)
Internet and data accesses	2,491.7	2,450.2	2,413.4	2,387.0	2,371.6	2,354.7	2,338.7	2,330.6	(2.4)
Broadband	2,225.9	2,191.4	2,160.8	2,143.8	2,128.3	2,115.2	2,102.7	2,098.0	(2.1)
Mobile accesses	19,274.9	19,435.9	19,648.9	42,124.9	42,179.2	42,617.0	43,288.6	43,062.8	2.2
Prepay	8,910.9	8,919.7	8,989.3	23,350.7	23,264.2	23,500.9	24,003.7	23,979.4	2.7
Contract (2)	10,364.0	10,516.1	10,659.6	18,774.1	18,915.0	19,116.1	19,284.9	19,083.4	1.6
M2M	94.6	97.5	106.0	414.0	443.4	506.2	570.7	632.0	52.7
Wholesale Accesses	1,128.0	1,151.8	1,137.6	1,113.3	1,085.3	1,059.3	1,017.5	972.0	(12.7)
Total Accesses	25,003.7	25,116.1	25,250.8	47,661.5	47,658.1	48,040.7	48,644.7	48,363.2	1.5

- E-Plus accesses are consolidated from the fourth quarter 2014.

(1) Includes fixed wireless and VoIP accesses.

(2) In the fourth quarter of 2015, 400 thousand inactive customer accesses were excluded. In the fourth quarter of 2014, 428 thousand accesses were excluded from customer base on adjustments in the former E-Plus driven by the harmonization of criteria and the disconnection of a partner.

MOBILE ACCESSES

 Unaudited figures (thousands)

	2014				2015

	March	June	September	December	March	June	September	December	% Chg

Prepay percentage (%)	46.2%	45.9%	45.7%	55.4%	55.2%	55.1%	55.5%	55.7%	0.3 p.p.
Contract percentage (%)	53.8%	54.1%	54.3%	44.6%	44.8%	44.9%	44.5%	44.3%	(0.3 p.p.)
Smartphones (‘000) (1)	5,957.2	6,057.2	6,230.7	11,422.2	20,364.1	21,153.4	22,145.5	22,594.3	97.8
Prepay	792.1	773.1	791.0	1,450.6	9,086.7	9,538.8	10,097.5	10,279.7	n.m.
Contract	5,165.1	5,284.1	5,439.6	9,971.6	11,277.4	11,614.6	12,048.0	12,314.6	23.5
Smartphone penetration (%) (1)	32.8%	33.1%	33.8%	29.0%	49.8%	51.3%	52.9%	54.2%	25.3 p.p.
Prepay	9.4%	9.1%	9.3%	6.4%	39.6%	41.1%	42.6%	43.3%	36.9 p.p.
Contract	53.2%	53.9%	55.0%	59.2%	63.0%	64.4%	66.4%	68.7%	9.5 p.p.
LTE (‘000) (1)	464.0	667.2	963.3	3,098.0	5,146.0	6,093.0	7,002.2	7,883.5	154.5
LTE penetration (%) (1)	2.4%	3.5%	4.9%	7.4%	12.3%	14.5%	16.4%	18.6%	11.2 p.p.

- E-Plus accesses are consolidated from the fourth quarter 2014.

(1) Smartphones from partners are included from January 2015.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures	2014				2015

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg

Voice Traffic (Million minutes)	7,572	7,775	7,398	18,441	15,837	15,492	15,487	15,879	(13.9)
Data traffic (TB)	10,569	11,247	12,898	37,159	40,172	42,255	45,898	50,501	35.9
ARPU (EUR)	12.1	12.5	12.7	10.9	10.6	10.8	10.9	10.5	(3.2)
Prepay	5.0	5.2	5.3	5.6	5.6	5.9	6.0	5.8	2.7
Contract (1)	18.5	18.8	19.1	17.7	17.2	17.2	17.4	16.9	(4.3)
Data ARPU (EUR)	6.0	6.1	6.2	5.7	5.5	5.6	5.6	5.5	(3.7)
% non-SMS over data revenues	72.0%	72.5%	73.8%	68.9%	70.5%	71.5%	71.9%	72.5%	3.6 p.p.
Churn	2.4%	1.9%	1.9%	2.9%	2.4%	2.1%	2.1%	2.8%	(0.1 p.p.)
Contract (1)	1.6%	1.3%	1.5%	2.7%	1.7%	1.7%	1.7%	2.4%	(0.3 p.p.)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg

Voice Traffic (Million minutes)	7,572	15,347	22,745	41,186	15,837	31,329	46,816	62,696	52.2
Data traffic (TB)	10,569	21,815	34,714	71,873	40,172	82,427	128,325	178,826	148.8
ARPU (EUR)	12.1	12.3	12.4	11.8	10.6	10.7	10.8	10.7	(8.9)
Prepay	5.0	5.1	5.2	5.4	5.6	5.8	5.8	5.8	8.2
Contract (1)	18.5	18.7	18.8	18.4	17.2	17.2	17.3	17.2	(6.5)
Data ARPU (EUR)	6.0	6.1	6.1	5.9	5.5	5.5	5.6	5.5	(6.8)
% non-SMS over data revenues	72.0%	72.3%	72.8%	71.2%	70.5%	71.0%	71.3%	71.6%	0.4 p.p.
Churn	2.4%	2.1%	2.1%	2.4%	2.4%	2.3%	2.2%	2.4%	(0.1 p.p.)
Contract (1)	1.6%	1.4%	1.5%	1.9%	1.7%	1.7%	1.7%	1.9%	(0.0 p.p.)

Notes:

- The operational data include E-Plus from 1 October 2014.

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Excludes M2M.

34

04

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

Telefónica Brasil closed 2015 with a substantial improvement in its competitive position in the market. Thus, in the mobile business, it is worth noting the strengthening of its leadership in higher value segments, which allowed it to capture the whole growth in the year of mobile service revenues and, in the fixed business, to boost the transformation towards fiber and pay TV following the integration of GVT, enabling fixed business revenues to return to year-on-year growth after 4 years of decline.

In the fourth quarter, revenues and OIBDA maintained solid year-on-year growth with an expansion in profitability driven mainly by the acceleration in the adoption of mobile data, the positive performance of fibre and pay TV and the efficiencies achieved in operating expenses. At the same time, the commencement of the capture of synergies compensated at the expenses level the negative impacts associated with the macroeconomic situation.

On the other hand, it is worth noting that results were affected by the cut in termination rates in the mobile business (-33.0%) and of the fixed-mobile retail tariff (VC: -23.3%) from 24 February 2015, which reduced revenue growth by 2.7 percentage points in 2015. In 2016, the reduction in mobile rates shall be 33%, applicable from February 2016.

Telefónica manages 96.9 million accesses in Brazil 6% lower year-on-year due to the reduction in prepay mobile accesses, a result of the more restrictive calculation of accesses, which are partially offset by the growth in mobile contract, broadband and Pay TV.

In the mobile business:

g

Mobile accesses reached 73.3 million and decreased by 8% year-on-year reflecting the decline of prepay accesses (-18% year-on-year; net losses of 6.8 million customers in the quarter, -9.4 million in the year). On the other hand, contract accesses grew by 10% year-on-year.

Thus, Vivo strengthened its leadership in the higher value segments, reaching a contract market share of 42.4% (+0.6 percentage points year-on-year), after capturing 69% of the new accesses in the quarter (50% in the year). At the same time, it maintained its leadership in total accesses with a market share of 28.4%. The focus on value accesses permitted the increase in market share of mobile revenues to 40.3% (+5.2 percentage points year-on-year).

In contract, net additions amounted to 639 thousand accesses in the quarter (2.7 million accesses in the year), highlighting the stability in churn levels despite the deterioration of the macroeconomic situation (1.8% in the fourth quarter, stable year-on-year). In the quarter, the change in the commercial offering of contract plans is worth noting, with higher volume of data and delivered minutes and the inclusion of the innovative “Vivo Bis” concept (data not consumed in the current month rolls over to the following month).

Meanwhile, smartphones increased their penetration to 60% (+19 percentage points year-on-year) following a 33% year-on-year growth. The strong acceleration of LTE accesses in the last three months should be noted, multiplying by 4 times year-on-year to reach 10.2 million accesses (15% penetration), following the increase in coverage to 183 cities (47% of population coverage) maintaining its leadership in the segment with a share of 37.5%.

35

g

Thus, data traffic posted strong year-on-year growth (+10% in the quarter, +28% in the year) with a growing traffic contribution from 4G networks (39% of traffic in the main cities in Brazil). Meanwhile, voice traffic continued to increase year-on-year (+1% in the quarter; +3% in the year).

g

ARPU grew year-on-year by 3.0% in the quarter (+1.6% in the year) driven by the strong growth in data ARPU, which continued to accelerate its growth to 40.5% (+31.5% in the year). The strong boost in data consumption more than offset the negative effect of lower incoming ARPU impacted by the reduction of termination rates. Outgoing ARPU increased by 6.9% year-on-year (+6.4% in the year).

The main operating figures in the fixed business in the last three months were affected by the homogenisation of calculation criteria of accesses with GVT (with no impact on revenue performance), reflected by net losses of 222 thousand accesses in the traditional business, 62 thousand in fixed broadband accesses and 41 thousand in the pay TV business.

g

Traditional accesses (14.7 million) decreased year-on-year by 2% affected by the previously mentioned homogenisation criteria and due to lesser commercial focus on fixed wireless accesses, partially offset by the positive performance of GVT accesses and by the improvement showed in copper accesses.

g

Retail broadband accesses amounted to 7.1 million accesses increasing 4% year-on-year. It is worth mentioning the growing weight in fibre accesses, already accounting for 53% of the base (+5 percentage points year-on-year) after reaching 3.8 million accesses (587 thousand with FTTH technology) which translated into a progressive improvement in the quality of the base (ARPU year-on-year growth of 5.7% in the quarter; +6.6% in the year). The coverage of premises passed with FTTx stood at 16.6 million (4.7 million premises passed with FTTH in Sao Paolo). Thus, the Company has strengthened its positioning in the highest value segments capturing 52% of new accesses in the market in the year for speeds above 34 Mb.

g

Pay TV accesses increased year-on-year by 10% to 1.8 million despite the slowdown in year-on-year growth in the quarter as a result of the previously mentioned criteria unification, the change of television platform and the impact of higher handset costs due to the depreciation of the real against the USD. The growth in the weight of IPTV accesses (16% of gross additions and 10% of total accesses) enabled ARPU to continue accelerating its year-on-year growth (+7.8% in the quarter). Thus, Telefónica Brasil closed 2015 having captured all new pay TV access in the market in 2015.

Revenues for the fourth quarter of the year totalled 2,587 million, showing a solid year-on-year growth of 3.4% with a positive contribution from both the fixed business (for the third consecutive quarter) and the mobile, and despite the deterioration in the macroeconomic situation and the impact of regulatory changes (impact of -2.5 percentage points in year-on-year growth in the quarter; -2.7 percentage points in the year). Revenues totalled 11,060 million euros in the year (+4.5% year-on-year).

Mobile business revenues reached 1,526 million euros in the quarter, and grew 3.3% year-on-year (+6.2% in the year); the year-on-year growth slowed slightly compared to the previous quarter due to the lower growth from handset sales and due to the strong boost to revenues in the fourth quarter of the previous year related to the commencement of measures adopted to improve the monetisation of data services.

g

Mobile service revenues (1,444 million euros in the quarter) increased by 2.7% year-on-year (+5.3% in the year) underpinned by the growth in contract accesses and penetration of mobile data services, offsetting the reduction in termination rates (reducing year-on-year growth in the fourth quarter by 2.9 percentage points; -3.0 percentage points in the year) and lower consumption, mainly in prepay, as a result of the worsened macroeconomic situation.

Data revenues reflected the boost in the penetration of 4G accesses and of smartphones, and presented further improvement in year-on-year growth of 37.6% in the quarter (+34.5% in the year), already accounting for 49% of

36

service revenues (+13 percentage points year-on-year). Non-SMS data revenues represented 85% of total data revenues in the quarter (+5 percentage points year-on-year) and increased 45.4% year-on-year (+44.1% in the year).

g

Handset revenues increased by 16.4% year-on-year in the quarter as a result of the higher unit price of handsets (greater weight of value gross additions and due to the price adjustment to transfer the depreciation of Brazilian real against the USD). Nevertheless, year-on-year growth decelerated compared to the previous quarter (+36.8%), a reflection of lower commercial activity of handset sales.

Fixed business revenues (1,060 million euros in the quarter) maintained a solid rate of growth (+3.5% year-on-year in the quarter; +1.9% in the year) thanks to the growing contribution from revenue growth in Sao Paolo (+1.0 percentage points in the quarter; -0.3 percentage points in the year) and from the contribution of GVT (+2.5 percentage points in the quarter; +2.2 percentage points in the year). The impact of regulation reduced 2.1 percentage points the year-on-year growth in the quarter (-2.5 percentage points in the year).

g

Thus, broadband and new services revenues accelerated their year-on-year growth to 10.9% in the quarter (+9.3% in the year) thanks to the increase and the higher quality of the base both in broadband and in pay TV, reflected in the aforementioned increase of ARPU.

g	Voice and access revenues decreased 2.3% compared to the fourth quarter of 2014 (-3.5% in the year) affected by regulatory impacts and fixed-mobile substitution.

Operating expenses (1,741 million euros) decelerated their year-on-year growth to 5.6% in the quarter (+6.1% in the year; +6.6% in the third quarter) due to the continuous efficiency measures implemented by the Company to offset the negative effects of the macroeconomic situation and the depreciation of the Brazilian real against the USD.

g

Supplies (593 million euros in the fourth quarter) grew by 5.3% year-on-year (+4.4% in the year) as a result of the higher average cost of handsets (impact of the depreciation of the real against the dollar and of the greater weight of high-end devices) and of the higher content expense (strong growth of pay TV users). These effects were partially offset by the positive impact of the reduction of termination rates.

g

Personnel expenses (262 million euros in the quarter) increased by 5.5% (+3.5% in the year) as a result of the internalisation of a subcontract (257 employees in September and increasing to 757 in December) and of inflation. Nevertheless, the continued efficiency effort was reflected in a year-on-year growth lower than the adjustment for salaries made since September 2015. Year-on-year growth excludes the expenses associated with the headcount restructuring plan (7 million in the year 2015 and 68 million in the fourth quarter of 2014).

g

Other operating expenses (885 million euros in the quarter) increased by 5.9% year-on-year in the quarter (+7.8% in the year) mainly associated with the higher commercial costs and the higher energy expense. In the quarter, however, the deceleration in year-on-year growth is notable due to the lower provision for bad debt out of revenue (-0.2 percentage points year-on-year), following the measures implemented by the Company to control its impact.

OIBDA amounted to 983 million euros in the quarter (including 9 million euros from the sale of non-strategic towers) and increased by 7.3% year-on-year positively impacted by the solid performance of revenues and the containment and efficiency measures taken to limit the growth of expenses. It also reflects the non-recurring positive impact of the expiration of an account payable in Brazil (98 million euros). OIBDA in the year reached 3,573 million euros (+2.9% year-on-year).

Thus, the OIBDA margin stood at 38.0% in the quarter (+1.3 percentage points year-on-year) and at 32.3% in the year (-0.5 percentage points year-on-year).

37

CapEx in the year 2015 amounted to 2,105 million euros (-1.1% year-on-year), and was mainly devoted to expanding coverage and improving capacity in 3G and 4G mobile networks, as well as to the deployment of the fibre network both in transport and access.

Thus, the operating cash flow (OIBDA-CapEx) totalled 1,468 million euros and increased by 9.3% compared to the previous year.

38

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

 Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg

	2015	2014	Reported	Organic	2015	2014	Reported	Organic

Revenues	11,060	11,231	(1.5)	4.5	2,587	2,850	(9.2)	3.4
Mobile Business	6,905	7,617	(9.3)	6.2	1,526	1,960	(22.1)	3.3
Mobile service revenues	6,495	7,228	(10.1)	5.3	1,444	1,865	(22.6)	2.7
Data revenues	2,853	2,478	15.1	34.5	705	666	5.8	37.6
Handset revenues	410	390	5.1	22.9	82	94	(13.6)	16.4
Fixed Business	4,154	3,613	15.0	1.9	1,060	890	19.1	3.5
FBB and new services (1)	1,892	1,465	29.1	9.3	501	368	36.3	10.9
Voice & access revenues	2,235	2,113	5.7	(3.5)	554	514	7.7	(2.3)
Others	27	34	(19.6)	(6.0)	6	8	(32.4)	(9.4)
Internal exp. capitalized in fixed assets	91	48	90.1	(10.9)	23	12	89.6	(22.9)
Operating expenses	(7,655)	(7,742)	(1.1)	6.1	(1,741)	(1,952)	(10.8)	5.6
Supplies	(2,568)	(2,680)	(4.2)	4.4	(593)	(664)	(10.7)	5.3
Personnel expenses	(1,042)	(976)	6.8	3.5	(262)	(292)	(10.1)	5.5
Other operating expenses	(4,044)	(4,085)	(1.0)	7.8	(885)	(996)	(11.1)	5.9
Other net income (expense)	75	7	n.m.	n.m.	108	15	n.m.	n.m.
Gain (loss) on sale of fixed assets	5	(6)	c.s.	(71.9)	10	1	n.m.	n.m.
Impairment of goodwill and other assets	(3)	4	c.s.	c.s.	(3)	4	c.s.	c.s.
Operating income before D&A (OIBDA)	3,573	3,543	0.9	2.9	983	929	5.8	7.3
OIBDA Margin	32.3%	31.5%	0.8 p.p.	(0.5 p.p. )	38.0%	32.6%	5.4 p.p.	1.3 p.p.
CapEx	2,105	2,933	(28.2)	(1.1)	604	1,585	(61.9)	(11.3)
Spectrum	-	889	-		-	889	-
OpCF (OIBDA-CapEx)	1,468	610	140.8	9.3	379	(656)	c.s.	61.1

Note:

- The Consolidated Income Statement of Telefónica Brasil includes GVT since 1 May 2015.

- OIBDA and OI before management and brand fees.

(1) Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

39

TELEFÓNICA BRASIL ACCESSES Unaudited figures (thousands)
	2014				2015

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	94,028.1	95,071.1	95,601.5	95,528.6	97,339.9	106,528.1	103,432.6	96,899.3	1.4
Fixed telephony accesses (1)	10,828.1	10,929.1	10,942.1	10,743.4	10,609.4	14,869.6	14,876.8	14,654.5	36.4
Internet and data accesses	4,094.5	4,103.5	4,114.8	4,082.6	4,066.5	7,224.0	7,319.5	7,195.5	76.2
Broadband	3,933.0	3,944.9	3,961.6	3,939.8	3,926.5	7,092.4	7,191.5	7,129.5	81.0
Fibre	235.8	273.3	322.1	374.6	428.5	3,640.8	3,788.6	3,779.9	n.m.
Mobile accesses	78,460.8	79,350.7	79,817.0	79,932.1	81,873.2	82,648.6	79,407.1	73,261.3	(8.3)
Prepay	53,552.8	53,188.5	52,639.8	51,582.4	52,972.3	53,068.7	48,978.8	42,194.4	(18.2)
Contract	24,908.0	26,162.3	27,177.2	28,349.7	28,900.8	29,580.0	30,428.3	31,066.9	9.6
M2M	2,629.0	2,920.1	3,197.5	3,506.9	3,687.5	3,935.2	4,105.7	4,234.7	20.8
Pay TV	644.8	687.8	727.6	770.6	790.9	1,785.9	1,829.2	1,787.9	132.0
Wholesale Accesses	27.5	27.0	26.2	25.9	25.4	23.6	22.9	22.3	(14.0)
Total Accesses T. Brasil	94,055.6	95,098.1	95,627.7	95,554.5	97,365.2	106,551.7	103,455.5	96,921.5	1.4
Terra Accesses	379.3	361.8	329.9	300.3	269.0	172.1	159.9	150.3	(50.0)

- GVT accesses are consolidated from 1 May 2015. (1) Includes fixed wireless and VoIP accesses.
MOBILE ACCESSES Unaudited figures (thousands)
	2014				2015

	March	June	September	December	March	June	September	December	% Chg

Prepay percentage (%)	68.3%	67.0%	66.0%	64.5%	64.7%	64.2%	61.7%	57.6%	(6.9 p.p.)
Contract percentage (%)	31.7%	33.0%	34.0%	35.5%	35.3%	35.8%	38.3%	42.4%	6.9 p.p.
Smartphones (‘000)	20,227.6	23,190.9	28,950.0	30,076.8	30,216.9	32,732.7	39,117.1	39,911.7	32.7
Prepay	12,117.3	14,231.3	18,758.7	18,997.3	18,710.6	19,372.1	22,945.3	22,376.4	17.8
Contract	8,110.3	8,959.6	10,191.3	11,079.5	11,506.3	13,360.6	16,171.8	17,535.4	58.3
Smartphone penetration (%)	28.0%	31.8%	39.5%	41.1%	40.3%	43.3%	54.2%	60.4%	19.3 p.p.
Prepay	22.7%	26.8%	35.8%	37.0%	35.5%	36.7%	47.1%	53.4%	16.4 p.p.
Contract	43.0%	45.1%	49.1%	50.9%	51.8%	58.8%	68.9%	72.7%	21.8 p.p.
LTE (‘000)	348.3	632.8	1,113.3	2,629.8	3,943.1	5,691.1	7,542.2	10,214.7	n.m.
LTE penetration (%)	1.3%	1.9%	2.6%	3.9%	5.0%	7.2%	10.0%	14.8%	10.9 p.p.

SELECTED OPERATIONAL MOBILE BUSINESS DATA
Unaudited figures	2014				2015

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur

Voice Traffic (Million minutes)	31,500	30,503	31,536	33,872	31,398	32,493	32,787	34,351	1.4
Data traffic (TB)	43,342	48,337	56,879	64,154	65,043	68,799	68,276	70,500	9.9
ARPU (EUR)	7.0	7.3	7.5	7.4	7.2	6.5	5.7	5.7	3.0
Prepay	3.8	3.9	4.0	4.0	3.8	3.3	2.8	2.9	(3.9)
Contract (1)	15.3	15.8	16.0	15.6	15.3	14.2	12.3	11.6	(1.3)
Data ARPU (EUR)	2.3	2.6	2.7	2.8	3.0	3.0	2.8	3.0	40.5
% non-SMS over data revenues	75.1%	76.3%	78.0%	79.8%	81.6%	82.5%	83.0%	84.5%	4.7 p.p.
Churn	3.4%	3.5%	3.7%	4.0%	2.9%	3.2%	4.7%	6.1%	2.0 p.p.
Contract (1)	1.5%	1.5%	1.8%	1.7%	1.8%	1.9%	1.9%	1.8%	0.0 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur

Voice Traffic (Million minutes)	31,500	62,004	93,540	127,412	31,398	63,891	96,678	131,029	2.8
Data traffic (TB)	43,342	91,679	148,558	212,712	65,043	133,842	202,118	272,618	28.2
ARPU (EUR)	7.0	7.1	7.2	7.3	7.2	6.9	6.5	6.3	1.6
Prepay	3.8	3.9	3.9	3.9	3.8	3.5	3.3	3.2	(4.7)
Contract (1)	15.3	15.5	15.7	15.7	15.3	14.7	13.9	13.3	(0.7)
Data ARPU (EUR)	2.3	2.5	2.6	2.6	3.0	3.0	2.9	2.9	31.5
% non-SMS over data revenues	75.1%	75.7%	76.5%	77.4%	81.6%	82.1%	82.4%	82.9%	5.5 p.p.
Churn	3.4%	3.5%	3.6%	3.7%	2.9%	3.0%	3.6%	4.2%	0.5 p.p.
Contract (1)	1.5%	1.5%	1.6%	1.6%	1.8%	1.8%	1.8%	1.8%	0.2 p.p.

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Excludes M2M.

40

05

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

Telefónica Hispanoamérica closed 2015 with solid year-on-year growth both of revenues and OIBDA and with a gradual improvement in the commercial activity of value customers. Thus, in the fourth quarter mobile contract net additions reached record levels, more than three times higher than those recorded in the same period of 2014. Meanwhile, in the fixed business, the commercial results reflected the success of the service-bundling strategy, with a growing migration of customers towards higher speeds in broadband and a significant boost in pay TV penetration.

The total accesses of Telefónica Hispanoamérica reached 134.6 million at the end of the year (+2% year-on-year). In the mobile business, highlights include:

g

Mobile accesses totalled 113.3 million, up 3% year-on-year, with a significant growth acceleration in contract accesses (+6% year-on-year), representing 22% of the total (+1 percentage point year-on-year). Thus, net additions in the fourth quarter reached 2.1 million accesses, with 732 thousand in contract (an historic record for the Company and more than three times higher than those of the fourth quarter of 2014) recording strong growth in Mexico, Peru, Colombia and Chile and consolidating the change in the trend which began in mid-2015. In prepay, net additions of 1.3 million accesses were recorded, 34% lower than in the fourth quarter of 2014 due to higher competitive intensity mainly in Chile and in Peru.

Smartphones reached a penetration of 37% at the end of the year (+10 percentage points year-on-year) with the access base growing by 44% year-on-year. At the same time, penetration of LTE handsets continued to grow progressively and in December 2015 reached 8% (+6 percentage points year-on-year) to 8.3 million accesses, with a population coverage of 41%.

g

The ARPU increased in October-December by 3.9% year-on-year (+6.1% in January-December), slowing in the quarter mainly due to the repositioning of Mexico’s commercial offering and the different seasonality of tariff updates in Argentina. Thus, traffic continued with a strong growth trend in both voice traffic (+11% in the quarter; +9% in the year) and data traffic (+78% in the quarter; +64% in the year).

On the other hand, the fixed business highlights include:

g	Fixed telephony accesses stood at 12.8 million at December 2015 (-4% year-on-year) with net losses of 205 thousand accesses in the quarter (-545 thousand in the year).

g

Fixed broadband accesses reached 5.6 million accesses, 4% year-on-year more than in December 2014, and recorded quarterly net additions of 24 thousand accesses and 231 thousand in 2015. The continued improvement in quality levels was reflected in the increased average speed and, therefore, the access base with speeds above 4Mb increased by 4 percentage points year-on-year to 54%.

g

Pay TV accesses posted solid year-on-year growth of 16% reaching 2.8 million accesses, with net additions of 70 thousand accesses in October-December and 380 thousand in January-December, the highest level of net additions ever recorded in a year by Telefónica in Hispanoamérica.

Revenues in the fourth quarter increased by 8.1% year-on-year reaching 3,622 million euros (+10.1% year-on-year in January-December to 14,387 million euros), slowing in the quarter mainly due to a change in the trend of handset sales (-5.0% year-on-year in the fourth quarter, +13.7% in the third), higher regulatory impact (deducting 1.6 percentage points from the change in the quarter; -1.3 percentage points in the year) and the reduced contribution to growth of the service revenues in Mexico and Argentina.

41

In reported terms, revenues in the fourth quarter remained virtually stable in the year-on-year comparison (+0.1%), increasing by 9.4% year-on-year in the year.

g

Mobile service revenues increased by 8.8% in the October-December period (+10.6% in January-December) reflecting the previously mentioned deceleration of ARPU. Data revenues increased by 26.0% year-on-year in the quarter (+23.6% in the year) boosted by non-SMS revenues (+44.0% year-on-year; +39.5% in the year), already representing 87% of the total data revenues (+11 percentage points year-on-year).

g

Handset sales decreased by 5.0% year-on-year in the quarter (+7.4% in 2015), reflecting the increased commercial intensity in Mexico with a greater level of subsidies, lesser availability of handsets in Venezuela and, on the other hand, the adjustment in the sales price of handsets to incorporate the currency depreciation effect against the USD.

g

Fixed business revenues posted another quarter of solid year-on-year performance, increasing by 10.6% (+10.0% in the year), fostered by broadband and new service revenues, (+21.2% in the quarter; +20.5% in January-December) accounting for 67% of fixed business revenues (+6 percentage points year-on-year). Meanwhile, voice and access revenues decreased by 7.3% year-on-year (-10.5% in January-December).

Operating expenses increased by 13.3% year-on-year in the fourth quarter totalling 2,652 million euros (+12.1%, totalling 10,329 million euros in the year). Breakdown by component:

g

Supplies (1,060 million euros in the fourth quarter), up 3.9% year-on-year, significantly slowed their growth (+7.2% year-on-year in January-December) due to lower handset sales. On the other hand, the reduction of termination rates in Mexico, Colombia, Chile and Peru translated into a positive impact on its year-on-year comparison.

g

Personnel expenses (445 million euros in the quarter) increased by 19.5% in the fourth quarter (+16.0% year-on-year in 2015), excluding the impact of the provision for restructuring costs carried out both in 2015 (38 million euros in the year, 29 million of which in the fourth quarter) and in 2014 (99 million euros entirely in the fourth quarter). The average workforce remained stable year-on-year.

g

Other operating expenses (1,147 million euros in October-December) rose by 20.9% year-on-year (+15.5% year-on-year in January-December) affected by inflation, the management of higher volumes of both data and voice traffic and the solid commercial activity.

OIBDA for October-December totalled 1,124 million euros, up 4.0% year-on-year. In 2015, it totalled 4,356 million growing by 7.2% year-on-year excluding 18 million euros from the sale of non-strategic towers, mainly in Chile in 2015 (9 million in the fourth quarter), and 4 million in 2014. Furthermore, it incorporates a positive impact of 79 million euros in Mexico resulting from the spectrum swap with AT&T conducted in December 2015.

In reported terms, the OIBDA increased by 1.2% year-on-year in the fourth quarter and by 7.1% in the year.

Thus, the OIBDA margin stood at 31.0% in October-December (-1.3 percentage points year-on-year) and at 30.3% in January-December (-0.8 percentage points) given the increased commercial effort (with greater weight in the highest value segments).

CapEx totalled 3,060 million euros in 2015, 17.2% more than in 2014 (excluding 338 million euros of spectrum acquisition in 2015 and 405 millions in 2014). Investment is mainly devoted to the deployment of 3G and 4G networks, with significant efforts to expand the coverage of this latest technology, as well as to the continuous improvement of the transport network to support the growing consumption of data traffic.

Thus, the Operating Cash Flow (OIBDA-CapEx) for the year 2015 stood at 1,296 million euros, representing a year-on-year decline of 7.0% (+5.7% in reported terms).

42

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

 Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg

	2015	2014	Reported	Organic	2015	2014	Reported	Organic

Revenues	14,387	13,155	9.4	10.1	3,622	3,617	0.1	8.1
Internal exp. capitalized in fixed assets	125	104	20.1	15.9	39	30	31.8	32.3
Operating expenses	(10,329)	(9,284)	11.3	12.1	(2,652)	(2,569)	3.2	13.3
Supplies	(4,176)	(3,841)	8.7	7.2	(1,060)	(1,066)	(0.6)	3.9
Personnel expenses	(1,686)	(1,525)	10.6	16.0	(445)	(480)	(7.3)	19.5
Other operating expenses	(4,466)	(3,918)	14.0	15.5	(1,147)	(1,023)	12.1	20.9
Other net income (expense)	72	89	(19.4)	(21.0)	23	29	(22.2)	(21.9)
Gain (loss) on sale of fixed assets	101	4	n.s.	n.s.	93	4	n.s.	n.s.
Impairment of goodwill and other assets	-	-	-	-	-	-	-	-
Operating income before D&A (OIBDA)	4,356	4,068	7.1	7.2	1,124	1,111	1.2	4.0
OIBDA Margin	30.3%	30.9%	(0.6 p.p. )	(0.8 p.p. )	31.0%	30.7%	0.3 p.p.	(1.3 p.p. )
CapEx	3,060	2,842	7.7	17.2	857	1,068	(19.8)	18.2
Spectrum	338	405	(16.7)		(4)	213	c.s.
OpCF (OIBDA-CapEx)	1,296	1,226	5.7	(7.0)	267	42	n.m.	(30.7)

Note:

- The comparative figures for October-December 2014 have been modified with respect to those presented at the close of December 2014, solely for comparative purposes, due to the conversion to SICAD II 50 VEF/USD of those operations referenced to the Venezuelan bolivar in the first, second and third quarters of 2014. In the January-December 2015 period the consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 31 December this rate was set at 199 Venezuelan bolivars fuertes per dollar).

- OIBDA before management and brand fees.

- 2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.

ACCESSES

 Unaudited figures (thousands)

	2014				2015

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	127,595.0	128,691.4	129,347.1	131,586.6	132,461.8	132,247.2	132,672.7	134,612.4	2.3
Fixed telephony accesses (1) (2)	13,561.0	13,603.4	13,515.7	13,374.4	13,266.5	13,158.7	13,035.3	12,829.8	(4.1)
Internet and data accesses	5,194.5	5,285.0	5,371.3	5,433.8	5,516.0	5,573.4	5,644.5	5,667.8	4.3
Broadband	5,134.5	5,228.7	5,315.1	5,379.4	5,452.7	5,514.1	5,586.1	5,610.4	4.3
Mobile accesses	106,647.6	107,508.3	108,117.1	110,346.5	111,143.1	110,866.4	111,251.2	113,302.7	2.7
Prepay (3)	83,703.0	84,197.0	84,688.7	86,698.0	87,454.6	87,077.4	87,013.2	88,332.8	1.9
Contract	22,944.6	23,311.3	23,428.4	23,648.5	23,688.6	23,789.1	24,238.1	24,969.8	5.6
M2M	1,873.3	1,923.3	1,970.9	2,062.2	2,125.9	2,144.8	2,214.3	2,296.9	11.4
Pay TV	2,192.0	2,294.6	2,343.0	2,431.9	2,536.2	2,648.6	2,741.7	2,812.2	15.6
Wholesale Accesses	21.8	21.8	112.7	16.4	31.4	31.4	31.0	30.9	87.8
Total Accesses T. Hispanoamerica	127,616.8	128,713.1	129,459.8	131,603.0	132,493.2	132,278.6	132,703.7	134,643.3	2.3

(1) Includes fixed wireless and VoIP accesses.

(2) In the second quarter of 2014, fixed telephony accesses include 50 thousand fixed wireless additional customers in Peru.

(3) In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

MOBILE ACCESSES

 Unaudited figures (thousands)

	2014				2015

	March	June	September	December	March	June	September	December	% Chg

Prepay percentage (%)	78.5%	78.3%	78.3%	78.6%	78.7%	78.5%	78.2%	78.0%	(0.6 p.p.)
Contract percentage (%)	21.5%	21.7%	21.7%	21.4%	21.3%	21.5%	21.8%	22.0%	0.6 p.p.
Smartphones (‘000)	23,057.9	25,092.5	27,257.6	27,992.8	31,048.7	35,420.7	37,486.0	40,229.5	43.7
Prepay	12,002.8	13,445.2	15,356.9	15,687.5	18,205.6	21,877.1	23,118.9	25,508.0	62.6
Contract	11,055.1	11,647.3	11,900.7	12,305.3	12,843.1	13,543.6	14,367.1	14,721.5	19.6
Smartphone penetration (%)	22.4%	24.2%	26.1%	26.3%	28.9%	33.0%	34.8%	36.7%	10.4 p.p.
Prepay	14.5%	16.1%	18.3%	18.3%	21.0%	25.3%	26.8%	29.1%	10.8 p.p.
Contract	55.2%	57.1%	58.0%	59.4%	61.9%	64.9%	67.5%	67.0%	7.6 p.p.
LTE (‘000)	348.3	632.8	1,113.3	1,989.8	2,811.4	4,233.6	6,037.5	8,321.9	n.m.
LTE penetration (%)	0.3%	0.6%	1.1%	1.8%	2.6%	3.9%	5.5%	7.5%	5.7 p.p.

43

Telefónica Argentina

(year-on-year changes in organic terms)

Telefónica Argentina ended 2015 with solid year-on-year revenue and OIBDA growth, despite the slowdown in growth in the quarter due to the different seasonality in the tariff updates in 2015 and 2014 and the impact of lower consumption.

Likewise, it should be highlighted that the acquisition of value customers continued in the quarter after posting positive contract net additions for the second consecutive quarter. Additionally, LTE accesses adoption was significantly boosted, after reaching a coverage of 65% of the population at the end of the year.

The Company managed 26.9 million accesses (+1% year-on-year). In the mobile business it is worth highlighting:

g

Mobile accesses amounted to 20.4 million (+2% year-on-year) after recording positive net additions for the second consecutive quarter (560 thousand accesses; 367 thousand in the year) as the first half of the year was affected by the limited availability of handsets in the market.

In contract, quarterly net additions reached 111 thousand accesses in the quarter (-110 thousand in the year) and in prepay 449 thousand accesses (477 thousand in the year), highlighting in both cases the sequential churn reduction to 1.3% and 2.3% respectively. The widespread reduction in the levels of subsidies in the market since November has resulted in lower gross additions than in the fourth quarter of 2014.

g

Significant increase in smartphones penetration (37%; +6 percentage points year-on-year) after the access base grew by 21%. This positive performance was driven in the last two quarters by the strategic focus on the rapid adoption of LTE, which already amounted to 1.7 million, after posting net additions of 790 thousand accesses in the fourth quarter (1.3 million in the last two quarters).

g

Data traffic increased by 2.2 times year-on-year in the quarter (almost 2x increase in the year), highlighting the growing contribution from LTE traffic, which at December 2015 accounted for more than 30% of total traffic. Voice traffic decreased by 8% year-on-year in the quarter (+2% in the year), reflecting the slowdown in the levels of consumption in the economy.

g

ARPU increased by 12.0% compared to the fourth quarter of 2014 (+22.3% in the year) and reflected the success of the promotions in prepay and better monetisation of services, although in the quarter there was a slowdown in growth as a result of seasonality in the schedule for the tariff updates in 2015 and 2014 and lower level of consumption.

Regarding commercial activity in the fixed business:

g

Traditional fixed accesses amounted to 4.6 million (-2% year-on-year) following net losses of 27 thousand accesses in the quarter (-92 thousand accesses in the year), as a consequence of the reduced commercial activity partially offset by maintaining the downward trend in churn (-0.1 percentage points year-on-year in the quarter and sequentially).

g

Retail broadband accesses totalled 1.9 million (+1% year-on-year) with net additions in the quarter of 4 thousand accesses (11 thousand in the year), also highlighting churn performance, which remained at benchmark levels (1.3%; stable year-on-year), and the progressive increase in the quality of the base.

Revenues amounted to 983 million euros in the quarter maintaining a solid year-on-year growth levels (+18.0% in the quarter; 3,915 million euros in the year, +21.5%) in both the mobile and fixed businesses.

44

Thus, mobile business revenues amounted to 641 million euros in the quarter increasing by 17.2% year-on-year (+20.2% in the year).

g	Mobile service revenues increased by 16.6% year-on-year in the quarter (+22.9% in the year) underpinned by the growth in ARPU and the accesses base.

g

Data revenues accelerated their growth in the fourth quarter to 30.2% year-on-year (+20.4% in the year) as a result of the significant increase in the smartphones base, mainly with LTE technology. Thus, data revenues accounted for 45% of service revenues in the quarter, and 79% of data revenues are already non-SMS revenues (+22 percentage points year-on-year).

Fixed business revenues totalled 342 million euros and grew 19.6% (+24.0% in the year).

g

Broadband and new services revenues increased by 26.7% year-on-year in the quarter (+32.6% year-on-year in the year), mainly as a result of the improved quality of the base. Thus, these revenues already accounted for 59% of fixed revenues (+4 percentage points year-on-year).

g

Voice and access revenues increased by 7.0% year-on-year in the quarter (+12.2% in the year) supported by the higher ARPU. The slowdown in year-on-year growth in the quarter was explained by the lower levels of consumption.

Operating expenses totalled 769 million euros in the quarter, 31.3% more than in the same period of 2014 (+22.9% in the year) excluding 13.5 million euros associated with the headcount reduction plan in the fourth quarter of 2014. This increase is mainly due to the increase in inflation (mainly impacting on personnel and customer service expenses) and higher commercial expenses associated with the growth of value customers (contract and LTE), partially offset by the efficiency measures implemented by the company. Likewise, the year-on-year performance is affected by a positive impact posted in the fourth quarter of the previous year related to the renegotiation of commercial debt with suppliers.

OIBDA amounted to 224 million euros in the fourth quarter and decreased by 11.2% year-on-year (+17.2% in the year), as a consequence of the revenues and expenses performances described above. The OIBDA margin stood at 22.6% in the quarter (-6.0 percentage points year-on-year) and 25.4% in the year (-0.4 percentage points).

CapEx totalled 938 million euros, with a 38.8% year-on-year increase devoted to the expansion of capacity and coverage mainly of the 4G network, as well as the fixed networks.

Thus, operating cash flow (OIBDA-CapEx) totalled 68 million euros and decreased by 18.5% compared to the previous year.

45

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA	January - December					October - December

Unaudited figures (Euros in millions)	2015	2014	% Chg		% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur

Revenues	3,915	3,063	27.8		21.5	983	855	14.9	18.0
Mobile Business	2,539	2,007	26.5		20.2	641	561	14.2	17.2
Mobile service revenues	2,194	1,697	29.2		22.9	543	479	13.4	16.6
Data revenues	1,000	790	26.7		20.4	246	195	26.3	30.2
Handset revenues	345	310	11.4		5.9	98	82	18.8	20.9
Fixed Business	1,376	1,055	30.4		24.0	342	294	16.3	19.6
FBB and new services (1)	787	564	39.5		32.6	203	164	23.8	26.7
Voice & access revenues	521	442	18.0		12.2	122	118	3.5	7.0
Others	68	50	37.4		30.7	17	12	39.9	44.1
OIBDA	1,006	802	25.4		19.2	224	248	(9.6)	(6.3)
OIBDA margin (2)	25.4%	25.8%	(0.4 p.p.	)		22.6%	28.6%	(6.0 p.p. )
CapEx	938	676	38.8		31.9	199	349	(42.8)	(40.8)
Spectrum	196	168	16.8		11.0	(5)	168	c.s.	c.s.
OpCF (OIBDA-CapEx)	68	126	(46.3)		(49.1)	25	(101)	c.s.	c.s.

Note:

- OIBDA is presented before management and brand fees.

(1) Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

(2) Margin over revenues includes fixed to mobile interconnection.

ACCESSES	2014				2015

Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	26,300.0	26,159.9	25,910.5	26,629.1	26,318.5	26,236.0	26,375.5	26,910.7	1.1
Fixed telephony accesses (1)	4,812.7	4,779.6	4,750.4	4,726.8	4,693.2	4,669.3	4,662.2	4,635.2	(1.9)
Fixed wireless	342.8	323.0	304.5	296.0	285.9	286.4	295.1	288.0	(2.7)
Internet and data accesses	1,845.4	1,854.5	1,870.7	1,880.2	1,880.7	1,877.8	1,883.9	1,886.3	0.3
Broadband	1,834.2	1,842.3	1,859.0	1,870.5	1,871.8	1,869.9	1,877.5	1,881.2	0.6
Mobile accesses	19,641.9	19,525.8	19,289.4	20,022.1	19,744.6	19,688.9	19,829.4	20,389.2	1.8
Prepay	12,649.6	12,522.0	12,337.2	12,957.6	12,778.0	12,859.0	12,985.6	13,434.6	3.7
Contract	6,992.3	7,003.8	6,952.1	7,064.5	6,966.5	6,829.9	6,843.8	6,954.6	(1.6)
M2M	452.6	454.9	470.8	470.7	455.4	446.9	450.5	448.8	(4.7)
Wholesale Accesses	14.0	13.9	104.9	8.4	23.3	23.5	23.0	23.1	173.3
Total Accesses	26,314.0	26,173.9	26,015.4	26,637.6	26,341.7	26,259.5	26,398.6	26,933.8	1.1
(1) Includes fixed wireless and VoIP accesses.
SELECTED OPERATIONAL MOBILE BUSINESS DATA	2014				2015

Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur

Voice Traffic (Million minutes)	5,480	5,773	5,870	5,959	5,674	6,345	6,067	5,499	(7.7)
Data traffic (TB)	5,836	6,549	7,284	8,541	10,069	11,491	14,536	19,035	122.9
ARPU (EUR)	7.0	6.8	7.4	8.3	9.1	9.9	9.9	9.0	12.0
Prepay	2.1	2.2	2.3	2.7	2.7	2.9	2.9	2.7	1.3
Contract (1)	16.7	15.9	17.6	19.4	22.3	24.0	24.5	22.6	19.8
Data ARPU (EUR)	3.4	3.3	3.4	3.3	3.4	4.3	4.5	4.0	25.4
% non-SMS over data revenues	57.9%	59.1%	61.5%	57.3%	56.2%	78.1%	76.1%	79.2%	22.0 p.p	.
Churn	3.2%	3.2%	3.1%	2.6%	3.1%	2.9%	2.7%	1.9%	(0.6 p.p.	)
Contract (1)	1.1%	1.2%	1.2%	1.0%	1.1%	1.5%	1.7%	1.3%	0.3 p.p	.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur

Voice Traffic (Million minutes)	5,480	11,253	17,123	23,081	5,674	12,020	18,087	23,585	2.2
Data traffic (TB)	5,836	12,385	19,669	28,210	10,069	21,560	36,096	55,131	95.4
ARPU (EUR)	7.0	6.9	7.1	7.4	9.1	9.5	9.6	9.5	22.3
Prepay	2.1	2.2	2.2	2.3	2.7	2.8	2.9	2.8	14.0
Contract (1)	16.7	16.3	16.7	17.4	22.3	23.1	23.6	23.3	27.5
Data ARPU (EUR)	3.4	3.4	3.4	3.4	3.4	4.1	4.2	4.2	18.5
% non-SMS over data revenues	57.9%	58.5%	59.5%	59.0%	56.2%	68.8%	71.4%	73.5%	14.5 p.p	.
Churn	3.2%	3.2%	3.2%	3.0%	3.1%	3.0%	2.9%	2.6%	(0.3 p.p.	)
Contract (1)	1.1%	1.1%	1.1%	1.1%	1.1%	1.3%	1.4%	1.4%	0.3 p.p	.

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Excludes M2M.

46

Telefónica Chile

(year-on-year changes in organic terms)

During 2015, Telefónica Chile consolidated its leadership position in the market, highlighting the progress made in the high-value segments. Thus, in the fixed business, especially noteworthy was the expansion of the pay TV business and the progressive adoption of high-speed broadband plans and, in the mobile business, the focus on acquisition and retention of higher-quality customers.

Thus, revenues and OIBDA in 2015 posted a solid performance year-on-year against a backdrop marked by the intense competitive levels and by the impact of regulatory changes (since 25 January reduction of the mobile termination rates of 16% and since 5 May in the fixed network termination rates of 8%).

Telefónica managed 13.2 million accesses in Chile (-5% year-on-year). In the mobile business highlights include:

g

Mobile accesses stood at 9.9 million (-7% year-on-year), although it should be noted that the growth in contract accesses increased to 4% after posting quarterly net additions of 59 thousand accesses (117 thousand in the year) recording yet another quarter of positive balance in portability (+25 thousand accesses; +78 thousand in the year). Meanwhile, prepay accesses posted net losses of 273 thousand accesses in October-December mainly due to higher competition intensity.

g

Smartphones amounted to 2.9 million accesses (+3% year-on-year) and recorded net additions of 56 thousand accesses in the fourth quarter (86 thousand in 2015), reaching a penetration of 31% (+3 percentage points year-on-year). LTE accesses (1.1 million in December 2015) more than doubled year-on-year due to the accelerated deployment of LTE coverage (76%; +12 percentage points year-on-year).

g

Thus, data traffic accelerated its year-on-year growth to 64% in October-December (+47% in January-December). Meanwhile, voice traffic also improved its year-on-year growth rate to 5% in the last three months (+1% year-on-year in 2015).

g

ARPU remained stable year-on-year in the fourth quarter (+0.2%; +1.0% in the year) highlighting the strong expansion of data ARPU that accelerated to 32.9% year-on-year in the quarter (+26.9% in 2015).

Regarding commercial activity in the fixed business, broadband and pay TV maintained the positive performance shown throughout the year thanks to the service-bundling strategy and a differentiated offer.

g	Traditional fixed accesses stood at 1.5 million in December (-6% year-on-year), with a net loss of 24 thousand accesses in the fourth quarter (-93 thousand in the year).

g

Retail broadband accesses grew by 6% year-on-year to 1.1 million and recorded quarterly net additions of 6 thousand accesses (60 thousand in 2015). It is worth mentioning the quality increase of the customer base due to the progressive migration of accesses towards higher speed plans, with 77% of the base in speeds above 4Mb (+6 percentage points year-on-year). Additionally, the focus was maintained on the deployment of high-speed broadband with 354 thousand premises passed with fibre and 351 thousand premises with VDSL at the end of the year.

g

Pay TV accesses amounted to 645 thousand (+7% year-on-year), with net additions of 4 thousand accesses in October-December (43 thousand in January-December) supported by a differentiated offer in both the content and the platform capacities.

Revenues in the fourth quarter of 2015 reached 536 million euros and decreased 0.6% year-on-year (2,220 million in the year; +1.7% year-on-year) impacted by the lower handset revenues (-42.4% year-on-year in the quarter; -17.7% in

47

the year) and the negative effect of regulation (which reduced by 0.7 percentage points the growth of revenues in the quarter; -1.7 percentage points in the year). On the other hand, it should be highlighted the positive performance of fixed business revenues with solid growth throughout the whole year.

Mobile business revenues amounted to 301 million euros and decreased by 5.5% year-on-year in the fourth quarter (1,292 million euros; -0.9% year-on-year in the year).

g

Mobile service revenues stood at 278 million euros in the last three months and remained stable year-on-year (+1.2% in 2015) impacted by the reduction in termination rates (reducing year-on-year growth by 1.2 percentage points in the quarter; -2.0 percentage points in the year). It should be highlighted the increase in data revenues that accelerated to 30.2% year-on-year in the quarter (+27.2% in the year) and accounted for 39% of mobile service revenues (+9 percentage points year-on-year). Non-SMS data revenues grew by 30.8% year-on-year in the quarter (+29.6% in the year) driven by the higher smartphone penetration and reached 94% of data revenues.

g

Handset revenues decreased 42.4% year-on-year in October-December (-17.7% in January-December) due to the direct sale of prepay handsets through third party distribution channels, resulting both in lower revenues and in lower expenses.

Fixed business revenues amounted to 235 million euros in the last three months of the year and showed a solid year-on-year growth of 6.4% (+5.4% year-on-year in 2015) driven by broadband and TV revenues, and despite the negative impact of the regulatory changes (+6.6% year-on-year in the quarter stripping out this effect; +6.9% in the year).

g

Broadband and new services revenues increased by 14.5% year-on-year in the quarter (+15.6% in 2015) reflecting the strong growth of broadband and pay TV accesses. Thus, these revenues accounted for 69% of fixed business revenues (+5 percentage points year-on-year).

g	Voice and access revenues decreased 8.3% year-on-year in the quarter (-12.0% in the year) affected by the aforementioned regulatory changes and by the fixed-mobile substitution effect.

Operating expenses totalled 370 million euros in the quarter and fell by 0.5% year-on-year (1,521 million euros in 2015; +2.2% year-on-year) due to the higher rationality in commercial expenses, which more than offset the higher network expenses. Additionally, they included a non-recurring impact of 9 million euros due to the headcount restructuring plan in the fourth quarter of 2015 (8 million euros in the fourth quarter of 2014).

OIBDA reached 194 million euros in the fourth quarter and remained broadly stable year-on-year (760 million in 2015; +1.1% year-on-year). In addition to the above mentioned restructuring costs, OIBDA includes 17 million euros form the sale of non-strategic towers (9 million in the fourth quarter) and, in 2014, 4 million (1 million in the fourth quarter). Thus, OIBDA margin stood at 36.2% in the quarter (stable year-on-year) and 34.2% in the year (-0.2 percentage points year-on-year).

CapEx totalled 433 million euros in 2015 (-4.7% year-on-year organic, excluding 6 million euros from the acquisition of spectrum in the first quarter of 2015) and was mainly allocated to the accelerated deployment of the 4G network, the increase in 3G capacity and the continued improvement of the fixed network quality, both in the transport and in the access.

Thus, operating cash flow (OIBDA-CapEx) stood at 327 million euros in 2015 (+9.8% year-on-year).

48

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA	January - December				October - December

Unaudited figures (Euros in millions)	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur

Revenues	2,220	2,089	6.3	1.7	536	551	(2.7)	(0.6)
Mobile Business	1,292	1,247	3.6	(0.9)	301	326	(7.7)	(5.5)
Mobile service revenues	1,177	1,113	5.8	1.2	278	284	(2.3)	0.0
Data revenues	424	318	33.0	27.2	109	85	28.1	30.2
Handset revenues	115	134	(14.0)	(17.7)	23	42	(44.2)	(42.4)
Fixed Business	928	842	10.1	5.4	235	225	4.5	6.4
FBB and new services (1)	641	530	20.8	15.6	163	145	12.6	14.5
Voice & access revenues	271	295	(8.0)	(12.0)	68	76	(10.0)	(8.3)
Others	16	17	(9.0)	(13.0)	4	4	(12.4)	(10.4)
OIBDA	760	708	7.4	2.7	194	192	1.1	2.8
OIBDA margin	34.2%	33.9%	0.4 p.p.		36.2%	34.9%	1.4 p.p.
CapEx	433	429	1.0	(3.4)	90	111	(18.9)	(16.2)
Spectrum	6	-	-	-	-	-	-	-
OpCF (OIBDA-CapEx)	327	279	17.2	12.1	104	81	28.5	28.9

Note:

- OIBDA is presented before management and brand fees.

(1) Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES	2014				2015

Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	13,566.9	13,576.0	13,586.1	13,888.1	13,861.3	13,610.4	13,387.4	13,158.3	(5.3)
Fixed telephony accesses (1)	1,631.0	1,616.8	1,593.9	1,579.0	1,557.7	1,537.4	1,510.3	1,486.0	(5.9)
Internet and data accesses	984.5	1,005.3	1,030.5	1,047.7	1,067.9	1,093.6	1,106.4	1,112.0	6.1
Broadband	977.0	998.7	1,023.4	1,040.7	1,056.7	1,082.5	1,095.4	1,101.1	5.8
Fibre	38.8	47.3	55.9	63.7	73.8	82.8	90.5	97.3	52.9
Mobile accesses	10,424.3	10,394.0	10,381.4	10,660.2	10,619.5	10,345.1	10,129.6	9,915.6	(7.0)
Prepay	7,693.6	7,595.2	7,563.7	7,856.6	7,817.5	7,503.0	7,268.0	6,995.3	(11.0)
Contract	2,730.7	2,798.7	2,817.7	2,803.6	2,802.0	2,842.1	2,861.7	2,920.3	4.2
M2M	306.5	322.0	319.9	307.3	293.0	291.0	294.3	310.0	0.9
Pay TV	527.1	559.9	580.3	601.3	616.2	634.3	641.0	644.7	7.2
Wholesale Accesses	5.4	5.4	5.4	5.6	5.9	5.9	5.8	5.7	1.6

Total Accesses	13,572.3	13,581.4	13,591.5	13,893.8	13,867.2	13,616.3	13,393.2	13,164.0	(5.3)

(1) Includes fixed wireless and VoIP accesses.
SELECTED OPERATIONAL MOBILE BUSINESS DATA	2014				2015

Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur

Voice Traffic (Million minutes)	3,151	3,107	3,095	3,239	3,148	3,043	3,159	3,406	5.2
Data traffic (TB)	11,510	13,550	14,686	15,895	14,616	19,302	21,607	26,114	64.3
ARPU (EUR)	8.9	8.4	8.6	9.0	9.4	9.7	9.0	8.8	0.2
Prepay	3.9	3.6	3.6	3.7	3.8	3.8	3.3	3.1	(13.9)
Contract (1)	25.8	24.4	24.7	26.1	27.8	28.7	26.3	25.2	(1.2)
Data ARPU (EUR)	2.3	2.4	2.7	2.7	3.1	3.4	3.4	3.5	32.9
% non-SMS over data revenues	89.2%	91.6%	93.3%	93.4%	94.0%	93.5%	93.5%	93.7%	0.3 p.p .
Churn	3.3%	3.1%	3.2%	3.3%	3.2%	3.7%	3.2%	3.4%	0.1 p.p .
Contract (1)	1.7%	1.7%	2.0%	2.1%	1.9%	1.9%	2.3%	2.2%	0.2 p.p .

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur

Voice Traffic (Million minutes)	3,151	6,259	9,354	12,593	3,148	6,191	9,350	12,756	1.3
Data traffic (TB)	11,510	25,059	39,745	55,640	14,616	33,918	55,525	81,639	46.7
ARPU (EUR)	8.9	8.7	8.6	8.7	9.4	9.5	9.4	9.2	1.0
Prepay	3.9	3.7	3.7	3.7	3.8	3.8	3.6	3.5	(9.9)
Contract (1)	25.8	25.1	24.9	25.2	27.8	28.2	27.6	27.0	2.2
Data ARPU (EUR)	2.3	2.4	2.5	2.5	3.1	3.3	3.3	3.4	26.9
% non-SMS over data revenues	89.2%	90.4%	91.5%	91.9%	94.0%	93.7%	93.7%	93.7%	1.7 p.p .
Churn	3.3%	3.2%	3.2%	3.2%	3.2%	3.4%	3.4%	3.4%	0.1 p.p .
Contract (1)	1.7%	1.7%	1.8%	1.9%	1.9%	1.9%	2.0%	2.1%	0.2 p.p .

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Excludes M2M.

49

Telefónica Perú

(year-on-year changes in organic terms)

In the fourth quarter, Telefónica Perú showed a solid acceleration in revenues and OIBDA growth derived both from the success of the strategy of acquisition and retention of contract accesses implemented throughout the year, as well as from the strong growth in the fixed broadband and pay TV accesses.

At the end of the year, the Company managed 22.2 million accesses (+1%). In the mobile business highlights include:

g

Mobile accesses stood at 16.8 million, stable year-on-year supported by the positive performance of contract accesses (+13% year-on-year) that already represent 34% of the total (+4 percentage points year-on-year). Prepay accesses fell by 6% compared to year end 2014 in a highly competitive environment.

As a result of the strategic focus on the growth of value accesses, smartphones more than doubled year-on-year (32% of total accesses, +17 percentage points year-on-year) and LTE accesses amounted to 1.4 million (penetration of 8%).

g

Net additions totalled 13 thousand accesses in the quarter (-4 thousand in the year), supported by the contract segment, after reaching the highest net additions of the last 9 quarters (255 thousand accesses, 659 thousand in the year) due to the success of the commercial strategy, with a new portfolio of plans that boosted gross additions and migrations from prepay; churn also improved (1.8%; -0.1 percentage points). On the other hand, net losses of 242 thousand accesses in the quarter were recorded in prepay (-663 thousand in the year), affected by the highly competitive environment and by the aforementioned boost of contract migrations.

g

Voice traffic accelerated its year-on-year growth in the quarter to 23% (+16% in January-December), as a result of the success of the new commercial plans. Likewise, data traffic accelerated its growth in the quarter (2.5x compared to October-December 2014; 2.2x in January-December), driven by the promotion of unlimited traffic for 3 months which promoted the adoption of 4G.

g

ARPU decreased year-on-year by 3.6% compared to the fourth quarter of 2014 (-1.7% in the year), affected by the reduction of the termination rates applied since April, and the repositioning of tariffs. Data ARPU continued to show a positive trend (+5.3% year-on-year in the quarter, +19.0% in January-December), although it was impacted by the abovementioned launch of the unlimited traffic promotion for 3 months .

Regarding the fixed business, particularly noteworthy once again was the success of the bundling campaigns (“Completa tu Trío”), underpinned by the differential attributes of the pay TV offer, resulting in 56% of the traditional business accesses base now being bundled services (+8 percentage points year-on-year):

g	Traditional fixed accesses totalled 2.6 million at the end of the year (-4% year-on-year) after posting net losses of 38 thousand accesses in the quarter (-118 thousand accesses in the year).

g

Retail broadband accesses reached 1.6 million in December 2015 (+8% year-on-year) and posted net additions of 19 thousand accesses in the quarter (120 thousand customers in January-December), a result of the successful service-bundling strategy, which translated into a reduction of churn to the lowest level in the last four years (1.8%; -0.4 percentage points year-on-year). Likewise, it is worth mentioning that 73% of the customer base is now on speeds equal to or above 4 Mb.

g

Pay TV accesses stood at 1.2 million customers at the end of the year (+27% year-on-year) and recorded net additions of 53 thousand accesses in the quarter (253 thousand in the year) supported both by own-produced and exclusive content (Peruvian football league) and by the digitalisation of the network (with a higher number of channels in high definition and greater platform functionality).

50

Revenues totalled 695 million euros in the fourth quarter and accelerated their year-on-year growth to 3.4%, due to an acceleration in the monetisation of fixed services and despite being affected by the impact of regulation mainly in the mobile business (this effect deducted 3.5 percentage points from the year-on-year growth in the quarter and 2.1 percentage points in the year). In January-December revenues increased to 2,766 million euros (+3.5% year-on-year).

Mobile business revenues stood at 391 million euros in the quarter (+0.3% compared to October-December 2014; +2.9% in January-December).

g

Mobile service revenues decreased by 0.2% in the fourth quarter (+4.2% year-on-year in the year), affected by a very competitive environment, and by the regulation effect previously mentioned (+5.5% year-on-year in the fourth quarter; +8.0% in the year, stripping out this impact).

On the other hand, data revenues recorded a year-on-year growth in the quarter of 6.2% (+23.1% in the year) and accounted for 31% of service revenues (+2 percentage points year-on-year). Non-SMS data revenues increased by 18.4% in the quarter (+32.9% in January-December), already accounting for 95% of mobile data revenues (+10 percentage points year-on-year).

g

Handset revenues increased by 4.5% in the quarter, reverting the trend seen throughout the rest of the year (-6.4% in the year), as a consequence of the larger mix of mid and high range handsets commercialised during the Christmas campaign.

Fixed business revenues stood at 304 million euros in October-December and accelerated to 7.7% year-on-year (+4.3% in January-December).

g

Broadband and new service revenues accounted for 77% of total revenues in the fourth quarter (+11 percentage points year-on-year) and increased by 26.4% year-on-year (+15.6% in January-December), as a result of a better customer mix (more premium bundles in pay TV), which translated into ARPU year-on-year growth of 1.5%, and of a strong growth in both TV and broadband accesses.

g

Voice and access revenues decreased by 27.6% year-on-year in the quarter (-16.6% in the year), affected by a new reduction in service rates in November 2015 (-23.8% year-on-year stripping out the regulatory impact in the quarter, -14.9% in January-December).

Operating expenses reached 456 million euros in the quarter and decreased by 1.1% year-on-year, reverting the trend of year-on-year increases (+6.0% year-on-year in January-December) due to a greater rationalisation of the commercial expense and due to greater efficiencies achieved in general expenses, and include 2 million euros of restructuring costs in the fourth quarter of 2015 (65 million in the same quarter of 2014). Likewise, the year-on-year comparison reflects the impact of the exchange rates on expenses denominated in US dollars and network maintenance operating expenses, as well as lower termination costs due to the reduction in termination rates previously mentioned.

OIBDA stood at 253 million euros in the fourth quarter and increased by 12.1% year-on-year (943 million in the year; -1.5%) as a result of the growth in revenues and the improved costs performance in the quarter. Thus, the OIBDA margin reached 36.4% in the quarter (+2.8 percentage points year-on-year) and 34.1% in the year (-1.7 percentage points year-on-year).

CapEx amounted to 491 million euros in 2015 (+9.3% year-on-year) and reflected an increase in the investment both in fixed broadband (with loops cut to increase the speed of the base, deployment of higher capacity networks and digitalisation of the TV base), and in the mobile business, with higher capacity to maintain quality due to the growing data demand.

Thus, operating cash flow (OIBDA-CapEx) totalled 452 million euros in the year (-10.7% year-on-year).

51

TELEFÓNICA PERU
SELECTED FINANCIAL DATA	January - December				October - December

Unaudited figures (Euros in millions)	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur

Revenues	2,766	2,504	10.5	3.5	695	666	4.3	3.4
Mobile Business	1,566	1,427	9.8	2.9	391	386	1.2	0.3
Mobile service revenues (1)	1,390	1,250	11.2	4.2	344	342	0.7	(0.2)
Data revenues	440	335	31.4	23.1	107	100	7.4	6.2
Handset revenues	176	177	(0.2)	(6.4)	47	44	5.4	4.5
Fixed Business	1,200	1,077	11.3	4.3	304	280	8.5	7.7
FBB and new services (2)	870	705	23.3	15.6	233	182	27.6	26.4
Voice & access revenues	312	351	(11.0)	(16.6)	67	92	(27.5)	(27.6)
Others	17	21	(17.8)	(23.0)	4	6	(21.6)	(22.2)
OIBDA	943	844	11.8	4.7	253	162	56.5	57.2
OIBDA margin	34.1%	33.7%	0.4 p.p .		36.4%	24.3%	12.2 p.p .
CapEx	491	421	16.6	9.3	200	158	26.7	22.4
Spectrum	-	-	-	-	-	-	-	-
OpCF (OIBDA-CapEx)	452	423	6.9	0.2	53	4	n.m.	c.s.

Note:

- OIBDA is presented before management and brand fees.

(1) Includes fixed wireless revenues.

(2) Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES	2014				2015

Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	21,081.6	21,287.9	21,632.6	21,976.4	22,083.4	22,104.2	22,184.3	22,231.0	1.2
Fixed telephony accesses (1)	2,725.7	2,776.9	2,749.3	2,714.7	2,641.4	2,605.8	2,634.9	2,596.6	(4.4)
Fixed wireless (2)	251.4	292.8	280.2	262.7	191.2	229.8	208.5	191.9	(26.9)
Internet and data accesses	1,457.2	1,490.7	1,505.2	1,523.4	1,557.4	1,589.2	1,628.0	1,647.1	8.1
Broadband	1,431.8	1,468.8	1,483.2	1,501.3	1,529.7	1,564.4	1,602.5	1,621.2	8.0
Mobile accesses	16,012.9	16,133.1	16,489.0	16,790.2	16,870.2	16,819.1	16,773.8	16,786.5	(0.0)
Prepay	11,377.8	11,288.6	11,450.9	11,676.3	11,645.3	11,450.4	11,255.3	11,013.3	(5.7)
Contract	4,635.2	4,844.5	5,038.1	5,113.9	5,224.8	5,368.7	5,518.5	5,773.1	12.9
M2M	82.8	85.6	87.8	86.2	118.0	98.4	99.8	103.3	19.8
Pay TV	885.7	887.3	889.1	948.0	1,014.5	1,090.1	1,147.7	1,200.8	26.7
Wholesale Accesses	0.4	0.4	0.4	0.4	0.3	0.2	0.2	0.1	(71.6)

Total Accesses	21,082.1	21,288.4	21,633.0	21,976.8	22,083.7	22,104.3	22,184.5	22,231.1	1.2

(1) Includes fixed wireless and VoIP accesses. (2) In the second quarter of 2014, fixed telephony accesses included 50 thousand additional customers.
SELECTED OPERATIONAL MOBILE BUSINESS DATA	2014				2015

Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur

Voice Traffic (Million minutes)	7,886	6,762	7,177	7,607	8,001	8,083	8,775	9,351	22.9
Data traffic (TB)	2,901	3,078	3,599	4,206	5,040	6,389	8,232	10,616	152.4
ARPU (EUR)	6.1	6.2	6.7	6.9	7.0	6.8	6.7	6.7	(3.6)
Prepay	3.9	3.8	4.1	4.2	4.2	3.9	3.7	3.6	(13.3)
Contract (1)	12.0	11.9	12.6	13.4	13.5	13.2	13.1	12.9	(4.6)
Data ARPU (EUR)	1.5	1.6	1.8	2.0	2.2	2.3	2.1	2.1	5.3
% non-SMS over data revenues	85.5%	88.4%	88.6%	85.9%	92.1%	94.0%	94.5%	95.4%	9.5 p.p.
Churn	3.8%	4.0%	3.8%	3.7%	4.0%	4.3%	4.4%	4.3%	0.6 p.p.
Contract (1)	2.1%	1.5%	1.4%	1.9%	2.2%	2.0%	2.2%	1.8%	(0.1 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur

Voice Traffic (Million minutes)	7,886	14,648	21,825	29,432	8,001	16,084	24,860	34,210	16.2
Data traffic (TB)	2,901	5,979	9,578	13,784	5,040	11,429	19,662	30,278	119.7
ARPU (EUR)	6.1	6.1	6.3	6.5	7.0	6.9	6.8	6.8	(1.7)
Prepay	3.9	3.8	3.9	4.0	4.2	4.0	3.9	3.9	(8.8)
Contract (1)	12.0	11.9	12.1	12.4	13.5	13.3	13.3	13.2	(0.9)
Data ARPU (EUR)	1.5	1.5	1.6	1.7	2.2	2.2	2.2	2.2	19.0
% non-SMS over data revenues	85.5%	86.9%	87.5%	87.1%	92.1%	93.1%	93.6%	94.0%	6.9 p.p.
Churn	3.8%	3.9%	3.9%	3.8%	4.0%	4.1%	4.2%	4.3%	0.4 p.p.
Contract (1)	2.1%	1.5%	1.5%	1.6%	2.2%	2.1%	2.2%	2.1%	0.5 p.p.

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Excludes M2M.

52

Telefónica Colombia

(year-on-year changes in organic terms)

In the fourth quarter of the year, Telefónica Colombia consolidated the improved operating performance in the mobile contract segment, following the restructuring of the plans portfolio in May 2015, and showed a solid performance in pay TV, boosting year-on-year revenue growth and a significant sequential improvement in the OIBDA margin. Meanwhile, revenues continued to be affected by the 42% reduction in termination rates from 1 January 2015, which reduced the year-on-year growth in revenues by 4.2 percentage points in the quarter.

Telefónica Colombia reached 15.8 million accesses at the end of the year (+1% year-on-year). Regarding operating performance of the mobile business:

g

Mobile accesses stood at 12.9 million, stable year-on-year, following net additions of 241 thousand accesses in the quarter (54 thousand in the year). The commercial activity in contract is worth highlighting, with the highest quarterly net additions of the last 2 years (72 thousand accesses; 126 thousand in the year), an improvement in gross additions (+22% year-on-year) and in churn (1.8%, -0.3 percentage points year-on-year), all of which was driven by the restructuring of the offer and of the distribution channels.

The prepay segment also showed a solid performance, with quarterly net additions of 169 thousand accesses(-72 thousand in the year) and an increase in the average top-up amount of 15.6% versus the fourth quarter of 2014 (accesses with frequent top-ups remained stable year-on-year). Likewise it is worth nothing the launch in January 2016 of new “Todo en uno” plans, strengthening the offer with integrated services plan (voice, data and SMSs).

The strong performance of the higher-value accesses is reflected, in turn, by accelerated growth both in smartphones (4.2 million, +25% year-on-year), with a penetration of 35% (+7 percentage points year-on-year) and in LTE accesses (1.1 million), reaching a penetration of 9%.

g

Voice traffic accelerated its growth in the quarter to 9% year-on-year in the fourth quarter (+5% in the year), driven by the good performance of the contract segment. Data traffic recorded growth of 44% year-on-year (+48% in January-December) boosted by the focus on the widening of the usage of data services, thanks to the growth of smartphones and LTE accesses.

g

ARPU decreased by 7.5% year-on-year in the quarter (-8.2% in the year), affected by the reduction of the termination rates and the repositioning of tariffs in the new plans. Data ARPU accelerated its growth rate (+13.1% in the quarter, +11.7% in January-December), thanks to higher data consumption per access.

Regarding the fixed business, commercial activity in the quarter was affected by a one-time incident in an outsourced company for customer service and installation support. By services:

g	Traditional fixed accesses reached 1.4 million at the end of the year (-2% year-on-year) and posted net losses of 18 thousand accesses in the quarter (-30 thousand accesses in the year).

g

Retail broadband accesses stood at 1.0 million (+4% year-on-year), and recorded net losses of 4 thousand accesses in the quarter affected by the above mentioned incident (+39 thousand accesses in the year). It is worth highlighting the success of the service-bundling offer and the improved speed mix (with 35% of customers at speeds equal to or higher than 4 Mb, +6 percentage points year-on-year).

g

Pay TV accesses stood at 489 thousand at the end of the year (+17% year-on-year) after recording net additions of 18 thousand accesses in the quarter (+73 thousand accesses in January-December), resulting from the success of high definition channels, more content and the introduction since August of the “Win Sports” channel (which includes Colombian football league content). The improved commercial offer enabled improvement in the bundles mix, translating into ARPU growth of 8.5% in the quarter (+6.1% in the year).

53

Revenues reached 358 million euros in the fourth quarter and consolidated the year-on-year growth trend (+0.3% year-on-year), supported by the acceleration of the fixed business. In the year, revenues reached 1,508 million euros and remained broadly stable compared to 2014 (-0.1% year-on-year). Meanwhile, year-on-year growth reflected the strong decline in termination rates (+3.9% in October-December stripping out this impact; +3.4% in January-December).

Mobile business revenues amounted to 224 million euros in the fourth quarter (-2.4% year-on-year; -1.6% in the year).

g

Mobile service revenues recorded a decline of 5.4% year-on-year in the quarter (-4.2% in January-December) and reflected both the commercial repositioning with the new portfolio of plans and the reduction in termination rates (+0.8% year-on-year in the quarter stripping out this effect; +1.7% in the year).

Data revenues increased by 13.6% vs. the fourth quarter of 2014 (+13.3% in January-December) and accounted for 32% of mobile service revenues (+5 percentage points year-on-year). Non-SMS revenues grew by 14.6% year-on-year (+15.9% in the year) accounting for almost all data revenues (98%; +1 percentage point year-on-year).

g	Handset revenues reflected the increase in commercial activity and grew year-on-year by 21.4% in the quarter (+23.0% in the year).

Fixed business revenues accelerated in the quarter to 5.3% year-on-year (+2.4% in 2015) and amounted to 134 million euros.

g

Broadband and new services revenues (62% of fixed revenues; +4 percentage points year-on-year) improved its growth sequentially to 12.2% year-on-year in the quarter (+7.3% in the year), driven by the growth in the customer base and the improvement in pay TV ARPU.

g	Voice and access revenues decreased by 3.9% year-on-year in October-December (-3.8% in January-December), as a result of the fixed-mobile substitution effect and the lower customer base.

Operating expenses totalled 242 million euros in the quarter, increasing by 6.2% year-on-year in organic terms (excluding 3 million euros of restructuring costs and 2 million in the fourth quarter of the previous year) and 0.8% in January-December, affected in the quarter by higher commercial expenses, the impact of the exchange rate over costs denominated in foreign currency and higher operating expenses associated with network and systems due to the network deployment, offsetting the savings derived from operating efficiencies linked to the simplification processes and distribution mix improvement and to the lower interconnection costs.

Thus, OIBDA reached 130 million euros in the quarter and decreased by 5.4% year-on-year (547 million euros in the year, -0.6% year-on-year), mainly as a result of the higher commercial expenses, although it improved sequentially due to the growth in revenues.

The OIBDA margin stood at 36.3% (-2.3 percentage points year-on-year in the quarter) and in January-December it remained virtually stable at 36.2% (-0.2 percentage points year-on-year).

CapEx amounted to 342 million euros in 2015 (+1.2% year-on-year excluding 111 million euros for the spectrum renewal in the first quarter of 2014), and reflected the Company’s commitment to continuous improvement through the deployment and maintenance of high capacity mobile networks (3G and 4G) and fixed networks (higher speed broadband).

Thus, operating cash flow (OIBDA-CapEx) totalled 205 million euros in the year (-3.3% year-on-year).

54

TELEFÓNICA COLOMBIA
SELECTED FINANCIAL DATA	January - December				October - December

Unaudited figures (Euros in millions)	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur

Revenues	1,508	1,719	(12.3)	(0.1)	358	438	(18.3)	0.3
Mobile Business	942	1,090	(13.6)	(1.6)	224	281	(20.6)	(2.4)
Mobile service revenues	829	985	(15.9)	(4.2)	192	250	(23.2)	(5.4)
Data revenues	256	258	(0.5)	13.3	62	67	(7.4)	13.6
Handset revenues	113	104	8.1	23.0	31	31	0.2	21.4
Fixed Business	566	629	(10.0)	2.4	134	156	(14.2)	5.3
FBB and new services (1)	336	356	(5.8)	7.3	83	90	(8.2)	12.2
Voice & access revenues	229	271	(15.4)	(3.8)	51	66	(22.3)	(3.9)
Others	1	1	(29.1)	(19.3)	0	0	n.m.	n.m.
OIBDA	547	627	(12.8)	(0.8)	130	170	(23.8)	(6.3)
OIBDA margin	36.2%	36.5%	(0.2 p.p. )		36.3%	39.0%	(2.6 p.p. )
CapEx	342	496	(31.1)	(21.5)	88	105	(16.8)	0.7
Spectrum	-	111	-	-	-	(1)	-	-
OpCF (OIBDA-CapEx)	205	132	55.9	77.5	42	65	(35.1)	(17.7)

Note:

- OIBDA is presented before management and brand fees.

(1) Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES	2014				2015

Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	15,128.7	15,052.5	15,403.9	15,689.7	15,777.5	15,308.1	15,587.6	15,824.5	0.9
Fixed telephony accesses (1)	1,459.9	1,464.0	1,468.6	1,461.0	1,465.8	1,450.8	1,448.2	1,430.6	(2.1)
Internet and data accesses	895.1	922.4	952.9	970.2	997.3	999.8	1,012.8	1,008.7	4.0
Broadband	886.7	913.9	944.5	961.7	988.9	991.3	1,004.4	1,000.2	4.0
Mobile accesses	12,409.8	12,281.9	12,581.6	12,842.5	12,884.9	12,413.3	12,655.6	12,896.7	0.4
Prepay	9,105.9	8,982.4	9,313.3	9,582.6	9,633.2	9,158.6	9,341.8	9,510.9	(0.7)
Contract	3,303.9	3,299.5	3,268.3	3,259.9	3,251.7	3,254.7	3,313.7	3,385.8	3.9
M2M	404.7	416.2	421.5	427.8	438.7	444.4	456.4	467.5	9.3
Pay TV	363.8	384.1	400.8	416.0	429.4	444.2	471.0	488.6	17.5
Wholesale Accesses	1.9	1.9	1.9	1.9	1.9	1.9	1.9	1.9	0.0

Total Accesses	15,130.6	15,054.4	15,405.9	15,691.6	15,779.4	15,310.1	15,589.5	15,826.5	0.9

(1) Includes fixed wireless and VoIP accesses.
SELECTED OPERATIONAL MOBILE BUSINESS DATA	2014				2015

Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur

Voice Traffic (Million minutes)	5,603	5,525	5,607	5,781	5,591	5,713	6,076	6,273	8.5
Data traffic (TB)	6,670	7,454	8,708	9,410	10,516	11,387	12,232	13,520	43.7
ARPU (EUR)	6.1	6.4	6.6	6.2	5.5	5.5	4.7	4.6	(7.5)
Prepay	1.7	1.7	1.8	1.8	1.4	1.4	1.3	1.3	(9.8)
Contract (1)	20.4	21.4	22.6	21.5	19.9	19.6	16.4	16.0	(8.3)
Data ARPU (EUR)	1.6	1.7	1.8	1.7	1.7	1.8	1.6	1.6	13.1
% non-SMS over data revenues	93.7%	94.7%	95.4%	97.5%	96.9%	97.3%	97.7%	98.2%	0.8 p.p.
Churn	3.0%	3.8%	2.7%	3.0%	3.0%	4.5%	3.4%	3.3%	0.4 p.p.
Contract (1)	2.3%	2.1%	2.2%	2.1%	2.2%	2.3%	2.0%	1.8%	(0.3 p.p.)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur

Voice Traffic (Million minutes)	5,603	11,128	16,735	22,516	5,591	11,304	17,379	23,652	5.0
Data traffic (TB)	6,670	14,124	22,832	32,242	10,516	21,902	34,134	47,654	47.8
ARPU (EUR)	6.1	6.2	6.3	6.3	5.5	5.5	5.2	5.2	(8.2)
Prepay	1.7	1.7	1.8	1.8	1.4	1.4	1.4	1.4	(12.0)
Contract (1)	20.4	20.9	21.5	21.5	19.9	19.8	18.7	18.0	(4.8)
Data ARPU (EUR)	1.6	1.7	1.7	1.7	1.7	1.7	1.7	1.7	11.7
% non-SMS over data revenues	93.7%	94.2%	94.6%	95.3%	96.9%	97.1%	97.3%	97.6%	2.2 p.p.
Churn	3.0%	3.4%	3.2%	3.1%	3.0%	3.8%	3.6%	3.6%	0.4 p.p.
Contract (1)	2.3%	2.2%	2.2%	2.2%	2.2%	2.2%	2.1%	2.1%	(0.2 p.p.)

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Excludes M2M.

55

Telefónica México

(year-on-year changes in organic terms)

In 2015, Telefónica México showed significant progress in its competitive position with a progressive commercial restructuring. In this way, the offer portfolio has continued adapting to the new regulatory environment and improving its efficiency in its distribution channel, translating into a strong growth of 15% in mobile accesses.

Thus, the commercial boost and economies of scale generated were reflected in the solid revenue performance and significant improvement in profitability in the year. In the fourth quarter, revenues remained virtually stable year-on-year, reflecting the positive revenue performance in the same period of 2014, the repositioning in the contract plans portfolio and greater promotional intensity in prepay.

On the other hand, OIBDA showed a strong year-on-year expansion and reflected a positive impact of 79 million euros due to the spectrum swap settled in the quarter with AT&T (Telefónica delivered 2x5 MHz in the AWS band in certain regions of the country in exchange for 2x5 MHz in the 1900 MHz band in the same regions), offsetting the significant increase in commercial expenses, after setting a new record in commercial activity in the quarter.

Likewise, the year’s results were also affected by the application of the asymmetric regulation of termination rates in the dominant operator’s network (zero cents per minute) since 14 August 2014 (with no impact on year-on-year comparison in the fourth quarter). On the other hand, on 12 August 2015 the IFT regulator (Federal Telecommunications Institute) confirmed the application of the termination rates cut in non-dominant mobile operators networks from that date (-19% for voice termination; -83% for SMS termination).

Telefónica México accesses grew by 13% year-on-year to 26.3 million accesses.

g

Mobile accesses stood at 24.9 million (+15% year-on-year). It worth noting the strong acceleration in the year-on-year increase in contract accesses in the second half of the year (+22% vs +2% at June 2015).

g

Net additions in the fourth quarter registered a new historic record with 1.5 million accesses (3.2 million in the year). In contract, net additions amounted to 168 thousand accesses in the quarter (+32 thousand in the fourth quarter of 2014) and 327 thousand in the year (-4 thousand in the year 2014) following the success of the launch of the new “Vas a Volar” plans (which increase the data and minutes allowance included in the plan).

In prepay, net additions increased to 1.3 million access in the quarter (+22% year-on-year) and 2.9 million in the year (more than doubled that of the previous year).

g

Smartphones increased 90% year-on-year, reaching a penetration of 42% (+17 percentage points). LTE accesses amounted to 1.8 million (7% penetration) after population coverage was expanded by 12 percentage points to 37%.

g

ARPU in the fourth quarter decreased by 10.2% year-on-year (-5.6% in the year) affected both by the change in the commercial offering, resulting in lower average tariff in voice and data, and by the positive performance shown in the fourth quarter of the previous year. Data ARPU decreased year-on-year in the quarter by 12.2%(-6.3% in the year), as a result of commercial intensity and the significant reduction in termination rates in SMS.

g

Voice traffic increased by 12% year-on-year in the quarter (+16% in the year), while data traffic grew by 73% in the quarter (+64% in the year), as a result of the growth in LTE accesses and smartphones and the promotions launched. A main highlight was the growth in traffic per user in the contract segment which increased 35% year-on-year in the quarter (+16% in the year), as a consequence of the elasticity shown due to the launch of the new plans.

56

Revenues amounted to 427 million euros in the quarter remaining virtually stable compared with the previous year (-0.1% year-on-year) and reached 1,783 million euros in the whole year (+7.6%). Performance in the past three months was conditioned by the competitive intensity, lower handset revenues (reducing year-on-year growth in the quarter by 3.4 percentage points; +0.4 percentage points in the year), the negative impact of the reduction in termination rates(-3.0 percentage points year-on-year growth in the quarter; -1.4 percentage points in the year), and the positive performance of revenues in the fourth quarter of 2014.

g

Mobile service revenues (374 million euros) grew by 4.0% year-on-year (+8.4% in the whole year) driven by the strong growth in accesses. Excluding the impact of termination rates, service revenues would grow 7.5% (+10.0% in the year).

Data revenues grew in the quarter by 1.2% (-6.1% in the year), very much affected by both the competitive intensity, which resulted in the slowdown in year-on-year non-SMS data growth (+13.2% in the quarter, +22.4% in the year), and the reduction of SMS termination rates commented previously. Non-SMS data revenues accounted for 82% of total data revenues.

g

Handset sales decreased by 21.4% year-on-year in the fourth quarter (+3.1% in the year), due to greater gross additions without handset sales and the selective increase in the subsidy of contract handsets.

Operating expenses totalled 368 million euros in the final quarter of the year and increased by 12.5% year-on-year (excluding 4 million euros associated with the headcount restructuring plan in the fourth quarter of 2015 and 11 million euros in the fourth quarter of 2014) and reached 1,401 million euros in the whole year (+4.1% year-on-year). The acceleration in the pace of growth in the quarter was mainly due to greater commercial expenses (+20.9% year-on-year in the quarter; +10.7% in the year). Likewise, the quarter reflected, for the first time in the year, a homogeneous year-on-year comparison of the change in the termination rate in the dominant operator’s network, applied since August 2014 included a non-recurring impact of 4 million euros due to the headcount restructuring plan in the fourth quarter of 2015 (11 million euros in the fourth quarter of 2014). The other expenses reflected the efficiency plans implemented and the increasing generation of economies of scale.

OIBDA amounted to 133 million euros in the quarter, growing by 19.7% year-on-year (481 million euros in the year; +38.7% year-on-year) with the positive impact of the spectrum swap mentioned previously and, conversely, affected by the strong commercial effort.

Thus, OIBDA margin stood at 31.1% in the quarter (+5.3 percentage points year-on-year) and at 27.0% in the year (+6.1 percentage points) reflecting the benefits of growing scale and asymmetric regulation, which the boost in commercial activity up to record levels both in the quarter and in the whole year.

CapEx amounted to 266 million euros in the year, increasing by 1.8% year-on-year and was mainly devoted to both the development and improvement in 3G and 4G mobile networks and the distribution channel.

Thus, operating cash flow (OIBDA-CapEx) totalled 215 million euros and more than doubled that of 2014.

57

   TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA	January - December				October - December

Unaudited figures (Euros in millions)	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur

Revenues	1,783	1,649	8.2	7.6	427	452	(5.6)	(0.1)
Mobile service revenues	1,539	1,413	8.9	8.4	374	380	(1.7)	4.0
Data revenues	363	340	6.6	6.1	87	91	(4.4)	1.2
Handset revenues	244	236	3.6	3.1	53	72	(25.9)	(21.4)
OIBDA	481	337	42.4	41.7	133	109	21.8	27.4
OIBDA margin	27.0%	20.5%	6.5 p.p.		31.1%	24.1%	7.0 p.p.
CapEx	266	252	5.6	5.1	101	108	(5.9)	(3.4)
Spectrum	8	-	-	-	8	-	-	-
OpCF (OIBDA-CapEx)	215	86	150.1	148.9	32	1	n.m.	n.m.

  Note:

- OIBDA is presented before management and brand fees.

ACCESSES	2014				2015

Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg

Mobile accesses	19,324.8	20,244.2	20,561.0	21,673.4	22,536.6	23,048.8	23,405.0	24,895.0	14.9
Prepay	17,862.0	18,777.4	19,127.6	20,207.5	21,056.6	21,553.9	21,779.8	23,102.0	14.3
Contract	1,462.8	1,466.8	1,433.4	1,465.8	1,480.0	1,494.9	1,625.2	1,793.0	22.3
M2M	351.0	354.1	362.1	433.7	455.8	485.9	521.2	567.5	30.9
Fixed Wireless	1,504.8	1,530.6	1,540.4	1,551.3	1,545.6	1,553.8	1,468.9	1,382.9	(10.9)
Total Accesses	20,829.6	21,774.8	22,101.5	23,224.7	24,082.2	24,602.6	24,873.9	26,277.9	13.1

SELECTED OPERATIONAL MOBILE BUSINESS DATA	2014				2015

Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur

Voice Traffic (Million minutes)	6,626	7,723	7,454	8,807	8,485	8,559	8,587	9,881	12.2
Data traffic (TB)	4,460	4,590	6,497	6,832	7,891	7,967	8,991	11,791	72.6
ARPU (EUR)	4.6	5.0	5.0	5.2	4.9	4.9	4.7	4.4	(10.2)
Prepay	3.9	4.3	4.4	4.6	4.3	4.3	4.3	3.9	(9.5)
Contract (1)	20.0	19.1	19.2	19.3	19.0	19.2	17.1	15.7	(13.8)
Data ARPU (EUR)	1.3	1.4	1.4	1.4	1.3	1.3	1.4	1.2	(12.2)
% non-SMS over data revenues	65.4%	68.2%	70.2%	73.4%	80.2%	82.0%	76.2%	81.7%	8.4 p.p.
Churn	5.7%	2.9%	3.5%	3.4%	2.8%	3.4%	3.6%	3.4%	0.0 p.p.
Contract (1)	1.1%	1.4%	1.4%	1.6%	1.7%	2.2%	1.6%	1.7%	0.1 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur

Voice Traffic (Million minutes)	6,626	14,349	21,804	30,611	8,485	17,044	25,630	35,511	16.0
Data traffic (TB)	4,460	9,050	15,547	22,379	7,891	15,858	24,849	36,640	63.7
ARPU (EUR)	4.6	4.8	4.9	5.0	4.9	4.9	4.8	4.7	(5.6)
Prepay	3.9	4.1	4.2	4.3	4.3	4.3	4.3	4.2	(3.0)
Contract (1)	20.0	19.5	19.4	19.4	19.0	19.1	18.4	17.6	(9.5)
Data ARPU (EUR)	1.3	1.4	1.4	1.4	1.3	1.3	1.3	1.3	(6.3)
% non-SMS over data revenues	65.4%	66.8%	67.9%	69.3%	80.2%	81.1%	79.3%	79.9%	10.6 p.p.
Churn	5.7%	4.3%	4.0%	3.9%	2.8%	3.1%	3.3%	3.3%	(0.5 p.p.)
Contract (1)	1.1%	1.3%	1.4%	1.4%	1.7%	1.9%	1.8%	1.8%	0.4 p.p.

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Excludes M2M.

58

Telefónica Venezuela y Centroamérica

(year-on-year changes in organic terms)

In 2015, Telefónica continued to strengthen its differential position in Venezuela and Central America due to its innovative offer and the quality of its network, with a positive trend in revenues and OIBDA, supported by strong increases in traffic.

The reported results in Venezuela as of December 2015 were affected by the Company’s decision to adopt an exchange rate for the Venezuelan bolivar of 199 bolivars fuertes per dollar (last assignment of SIMADI), which was effective since the second quarter of 2015.

Regarding the business’ operating performance at the end of 2015:

g	Accesses stood at 24.4 million and grew 5% year-on-year. In Venezuela, accesses totalled 11.8 million (-1% year-on-year) and in Central America 12.7 million (+11% year-on-year).

g

Mobile accesses amounted to 22.7 million (+6% year-on-year). In Venezuela, these accesses reached 10.6 million (-1% year-on-year) and recorded a net loss of 155 thousand accesses in the fourth quarter (-78 thousand access in the year) affected by the limited availability of handsets. In Central America, they totalled 12.1 million and increased by 12% year-on-year after posting a historic record in the quarterly volume of gross additions. Thus, Central America closed the year with net additions of 506 thousand accesses in October-December (1.3 million in January-December 2015).

g

Churn for the fourth quarter stood at 2.9% (2.8% in 2015). It is worth noting the contract churn in Venezuela at 0.9% both in the quarter and in the year (stable year-on-year in both cases), which continued to be a benchmark in the region.

g

Smartphones grew by 26% year-on-year and reached a penetration of 40% (+6 percentage points year-on-year), consolidating their position as the main lever for access growth. In Venezuela, penetration continued advancing and reached 54% (+5 percentage points year-on-year) and in Central America the base of smartphones increased by 64% to 3.3 million (27% penetration).

g

Voice traffic increased by 15% year-on-year in the last three months (+12% in the year) mainly driven by higher traffic per access in Venezuela (+19% in the quarter, +20% in 2015). Likewise data traffic accelerated its growth to 60% year-on-year in the quarter (+54% year-on-year in the year), due to the strong expansion of smartphones.

g	Thus, ARPU for the region increased by 24.5% year-on-year in the fourth quarter (+27.9% in the year) with data ARPU standing out (+57.4% in the quarter; +56.7% in 2015).

g

Pay TV accesses in Venezuela grew by 2% year-on-year to 478 thousand after recording a net loss in October-December of 4 thousand accesses (+11 thousand accesses in January-December) due to the lower availability of decoders.

Revenues amounted to 414 million euros in the fourth quarter of 2015 and increased by 29.7% year-on-year (1,379 million in 2015; +33.2% year-on-year). In Venezuela, revenues stood at 175 million euros (+59.7% year-on-year in the quarter; +74.9% in the year). In Central America, they totalled 240 million euros and increased by 4.0% year-on-year in the fourth quarter (+4.2% in the year).

g

Mobile service revenues stood at 380 million euros and increased by 37.8% year-on-year in October-December (+31.7% in January-December) driven by higher traffic and higher consumption of mobile data. In Venezuela, they increased by 81.7% year-on-year in the quarter (+72.5% in the year) and in Central America, they increased by 4.1% in the last three months (+4.2% in 2015).

59

Data revenues increased by 67.2% year-on-year in the fourth quarter (+58.3% in the year) and accounted for 31% of mobile service revenues (+2 percentage points year-on-year). Non-SMS data revenues grew by 90.0% year-on-year in the fourth quarter (+83.2% in 2015) driven by higher smartphone penetration and accounted for 87% of data revenues (+11 percentage points versus October-December 2014).

g	Handset revenues decreased by 25.4% year-on-year in the final quarter of the year (+52.0% in 2015) due to the limited availability of handsets in Venezuela.

Operating expenses totalled 303 million euros in the quarter (+29.8% year-on-year; +42.4% in the year) mainly affected by the widespread increase in prices and by the negative impact of the exchange rate adjustment over dollarised expenses in Venezuela. The improvement in the fourth quarter performance is associated with lower commercial expenses due to the lower volume of handset sales in Venezuela.

OIBDA stood at 121 million euros in the fourth quarter and accelerated its growth to 34.7% year-on-year (342 million in the year; +16.2% year-on-year). The quarterly OIBDA margin stood at 29.1% and returned to postyear-on-year growth (+1.2 percentage points) after 5 consecutive quarters with declines. In 2015, the margin stood at 24.8% (-4.1 percentage points year-on-year).

CapEx totalled 317 million euros in 2015 (+69.6% year-on-year, excluding 39 million euros of spectrum in Venezuela and 82 million euros in Panama in 2014) reflecting the continuous improvement in the network and infrastructures in the region.

Thus, operating cash flow (OIBDA-CapEx) stood at 26 million euros in 2015 (27 million in 2014).

60

TELEFÓNICA VENEZUELA AND CENTRAL AMERICA (1) (2)

SELECTED FINANCIAL DATA	January - December				October - December

Unaudited figures (Euros in millions)	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur

Revenues	1,379	1,420	(2.9)	33.2	414	462	(10.3)	29.7
Mobile service revenues	1,261	1,305	(3.4)	31.7	380	409	(7.0)	37.8
Data revenues (3)	414	397	4.2	58.3	119	121	(1.9)	67.2
Handset revenues	119	114	4.2	52.0	34	53	(35.3)	(25.4)
OIBDA	342	463	(26.1)	15.8	121	150	(19.7)	33.4
OIBDA margin	24.8%	32.6%	(7.8 p.p. )		29.1%	32.5%	(3.4 p.p. )
CapEx	317	435	(27.3)	18.2	137	188	(26.9)	50.2
Spectrum (4)	-	126	-	-	-	46	-	-
OpCF (OIBDA-CapEx)	26	27	(7.0)	156.0	(17)	(38)	(55.8)	96.3

Note:

- The comparative figures for October-December 2014 have been modified with respect to those presented at the close of December 2014, solely for comparative purposes, due to the conversion to SICAD II 50 VEF/USD of those operations referenced to the Venezuelan bolivar in the first, second and third quarters of 2014. In the January-December 2015 period the consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 31 December this rate was set at 199 Venezuelan bolivars fuertes per dollar).

- OIBDA is presented before management and brand fees.

(1) Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparative purposes and to facilitate the interpretation of the year-on-year changes vs. 2014, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(2) Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

(3) Data revenues do not include hyperinflationary adjustments.

(4) Corresponds to Panama, Nicaragua and Venezuela.

ACCESSES (1)	2014				2015

Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg

Fixed telephony accesses (2)	1,377.3	1,386.0	1,361.8	1,288.4	1,314.7	1,297.8	1,274.1	1,265.1	(1.8)
Fixed Wireless	1,127.4	1,138.2	1,128.7	1,065.0	1,093.5	1,078.1	1,056.0	1,032.2	(3.1)
Internet and data accesses	12.2	12.1	11.9	12.3	12.6	13.0	13.4	13.7	11.5
Broadband	4.8	4.9	5.1	5.3	5.6	6.0	6.4	6.7	25.5
Mobile accesses	21,813.8	21,919.5	21,947.2	21,471.9	21,899.6	22,161.8	22,316.2	22,666.5	5.6
Prepay (3) (4)	19,602.9	19,676.2	19,721.3	19,242.6	19,672.9	19,943.2	20,098.1	20,445.6	6.3
Contract	2,210.9	2,243.3	2,225.9	2,229.2	2,226.7	2,218.6	2,218.1	2,220.9	(0.4)
M2M	123.8	129.8	134.9	141.7	147.9	147.7	148.3	149.7	5.6
Pay TV	415.3	463.2	472.8	466.6	476.1	480.0	482.1	478.1	2.5

Total Accesses	23,618.6	23,780.9	23,793.7	23,239.2	23,703.0	23,952.6	24,085.8	24,423.4	5.1

(1) Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

(2) Includes fixed wireless and VoIP accesses.

(3) Includes prepay M2M accesses.

(4) In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

SELECTED OPERATIONAL MOBILE BUSINESS DATA (1)	2014				2015

Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur

Voice Traffic (Million minutes)	9,173	9,262	9,413	9,627	10,125	10,215	10,695	11,062	14.9
Data traffic (TB)	9,993	10,434	11,848	13,400	14,300	16,472	17,848	21,499	60.4
ARPU (EUR) (2)	3.6	3.7	4.1	4.6	5.2	2.9	4.0	4.1	24.5
Prepay (3)	3.0	2.9	3.3	3.8	4.4	2.3	3.2	3.4	31.1
Contract (4)	10.2	10.8	11.7	12.9	13.4	8.7	12.0	10.6	(16.8)
Data ARPU (EUR) (3) (5)	1.3	1.3	1.5	1.7	2.1	1.1	1.7	1.8	57.4
% non-SMS over data revenues	66.7%	70.3%	74.2%	75.4%	79.9%	81.5%	83.6%	86.7%	11.3 p.p.
Churn (3)	2.6%	2.8%	3.1%	4.8%	2.6%	2.9%	2.9%	2.9%	(1.9 p.p.	)
Contract (4)	1.1%	1.2%	1.3%	1.2%	1.1%	1.2%	1.1%	1.0%	(0.1 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur

Voice Traffic (Million minutes)	9,173	18,435	27,848	37,475	10,125	20,340	31,034	42,097	12.3
Data traffic (TB)	9,993	20,427	32,274	45,675	14,300	30,772	48,619	70,118	53.5
ARPU (EUR) (2)	3.6	3.7	3.8	4.0	5.2	4.0	4.0	4.0	27.9
Prepay (3)	3.0	3.0	3.1	3.3	4.4	3.3	3.3	3.3	32.7
Contract (4)	10.2	10.5	10.9	11.4	13.4	11.0	11.3	11.2	(2.1)
Data ARPU (EUR) (3) (5)	1.3	1.3	1.3	1.4	2.1	1.6	1.6	1.7	56.7
% non-SMS over data revenues	66.7%	68.5%	70.6%	72.0%	79.9%	80.7%	81.9%	83.4%	11.4 p.p.
Churn (3)	2.6%	2.7%	2.9%	3.3%	2.6%	2.7%	2.8%	2.8%	(0.5 p.p.	)
Contract (4)	1.1%	1.1%	1.2%	1.2%	1.1%	1.1%	1.1%	1.1%	(0.1 p.p.	)

Notes:

- For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014.

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

(2) For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2014 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(3) Impacted by the disconnection of 1.8 million inactive accesses in Central America in the fourth quarter of 2014.

(4) Excludes M2M.

(5) Does not include hyperinflation adjustment.

61

Other Hispam countries

TELEFÓNICA ECUADOR
SELECTED FINANCIAL DATA	January - December					October - December
Unaudited figures (Euros in millions)	2015	2014	% Chg		% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	605	508	19.2		(0.3)	157	138	13.7	(0.4)
Mobile service revenues	546	471	15.8		(3.2)	143	126	13.5	(0.4)
Data revenues	203	151	34.5		12.4	55	40	39.0	22.2
Handset revenues	59	36	63.4		36.6	14	12	15.6	(0.5)
OIBDA	194	188	3.1		(13.8)	49	54	(9.2)	(20.8)
OIBDA margin	32.0%	37.0%	(5.0 p.p.	)		31.2%	39.0%	(7.8 p.p. )
CapEx	241	102	n.m.		n.m.	30	37	(20.1)	(32.8)
Spectrum	127	-	-		-	-	-	-	-
OpCF (OIBDA-CapEx)	(47)	85	c.s.		c.s.	19	17	15.1	7.0
- OIBDA is presented before management and brand fees.

ACCESSES	2014				2015
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Mobile accesses	5,174.5	5,155.4	4,995.9	5,002.5	4,675.3	4,545.3	4,355.5	4,000.9	(20.0)
Prepay	4,165.4	4,111.9	3,915.1	3,897.8	3,545.6	3,380.8	3,135.8	2,738.8	(29.7)
Contract	1,009.1	1,043.5	1,080.9	1,104.7	1,129.7	1,164.6	1,219.7	1,262.2	14.3
M2M	116.4	124.2	136.9	154.2	173.3	182.7	191.5	196.4	27.3
Fixed Wireless	49.5	49.5	51.3	53.1	48.1	43.8	36.7	33.4	(37.1)
Total Accesses	5,224.0	5,204.9	5,047.3	5,055.6	4,723.4	4,589.1	4,392.1	4,034.4	(20.2)

SELECTED OPERATIONAL MOBILE BUSINESS DATA	2014				2015
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	1,175	1,203	1,212	1,201	1,172	1,253	1,273	1,279	6.5
Data traffic (TB)	1,142	1,223	1,315	1,485	1,786	2,213	2,950	3,857	159.7
ARPU (EUR)	6.8	7.0	7.3	7.8	8.3	8.9	9.3	10.1	14.0
Prepay	4.0	3.9	4.1	4.4	4.6	4.8	5.2	5.6	11.1
Contract (1)	21.1	22.1	21.8	22.3	24.5	24.6	23.8	24.1	(5.4)
Data ARPU (EUR)	2.3	2.4	2.4	2.6	3.0	3.6	3.8	4.3	45.1
% non-SMS over data revenues	76.8%	78.6%	78.5%	80.6%	82.5%	85.1%	85.8%	87.8%	7.2 p.p.
Churn	2.5%	2.8%	3.7%	3.2%	5.7%	4.6%	5.3%	4.6%	1.4 p.p.
Contract (1)	1.3%	1.3%	1.3%	1.7%	1.6%	1.5%	1.5%	1.5%	(0.2 p.p.)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice Traffic (Million minutes)	1,175	2,378	3,589	4,790	1,172	2,426	3,698	4,977	3.9
Data traffic (TB)	1,142	2,366	3,680	5,165	1,786	3,999	6,949	10,806	109.2
ARPU (EUR)	6.8	6.9	7.0	7.2	8.3	8.6	8.8	9.1	5.3
Prepay	4.0	3.9	4.0	4.1	4.6	4.7	4.9	5.0	2.9
Contract (1)	21.1	21.7	21.7	21.9	24.5	24.6	24.3	24.3	(7.3)
Data ARPU (EUR)	2.3	2.3	2.3	2.4	3.0	3.3	3.4	3.6	26.1
% non-SMS over data revenues	76.8%	77.7%	78.0%	78.6%	82.5%	83.9%	84.5%	85.5%	6.9 p.p.
Churn	2.5%	2.6%	3.0%	3.0%	5.7%	5.2%	5.2%	5.1%	2.0 p.p.
Contract (1)	1.3%	1.3%	1.3%	1.4%	1.6%	1.6%	1.5%	1.5%	0.1 p.p.

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Excludes M2M.

62

TELEFÓNICA URUGUAY
SELECTED FINANCIAL DATA	January - December				October - December

Unaudited figures (Euros in millions)	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur

Revenues	240	232	3.8	1.8	58	62	(5.3)	1.4
Mobile service revenues	224	218	3.0	1.0	54	58	(7.0)	(0.3)
Data revenues	99	88	12.3	10.1	24	24	1.7	8.8
Handset revenues	16	14	16.9	14.6	5	4	19.3	25.6
OIBDA	86	94	(8.5)	(9.9)	23	27	(14.0)	(9.0)
OIBDA margin	35.9%	40.7%	(4.8 p.p. )		40.2%	44.2%	(4.1 p.p. )
CapEx	33	31	4.7	2.7	12	13	(4.7)	(2.0)
Spectrum	-	-	-	0.0	-	-	-	-
OpCF (OIBDA-CapEx)	53	63	(15.1)	(16.2)	11	14	(22.4)	(15.3)

- OIBDA is presented before management and brand fees.

ACCESSES	2014				2015
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg

Mobile accesses	1,845.7	1,854.4	1,871.6	1,883.8	1,912.5	1,844.1	1,786.1	1,752.3	(7.0)
Prepay	1,245.8	1,243.2	1,259.6	1,276.9	1,305.3	1,228.4	1,148.7	1,092.3	(14.5)
Contract	599.9	611.2	612.0	606.9	607.1	615.7	637.4	660.0	8.7
M2M	35.5	36.6	37.0	40.6	43.7	47.8	52.3	53.7	32.2

Total Accesses	1,845.7	1,854.4	1,871.6	1,883.8	1,912.5	1,844.1	1,786.1	1,752.3	(7.0)

SELECTED OPERATIONAL
MOBILE BUSINESS DATA	2014				2015
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur

Voice Traffic (Million minutes)	850	845	862	864	840	783	801	814	(5.8)
Data traffic (TB)	1,045	1,118	1,318	1,499	1,704	1,937	2,345	2,682	78.9
ARPU (EUR)	9.5	9.1	9.2	9.8	10.0	9.8	9.5	9.8	7.1
Prepay	4.6	4.3	4.2	4.6	4.5	4.6	4.4	4.6	7.2
Contract (1)	20.8	20.1	20.6	21.8	23.2	22.2	20.8	20.2	(0.6)
Data ARPU (EUR)	3.9	3.8	3.9	4.2	4.5	4.5	4.4	4.6	15.3
% non-SMS over data revenues	51.5%	54.0%	56.7%	60.8%	67.3%	67.5%	70.0%	69.0%	8.2 p.p.
Churn	1.9%	1.6%	1.4%	1.5%	1.4%	3.0%	3.0%	2.7%	1.2 p.p.
Contract (1)	0.6%	0.6%	0.7%	0.9%	0.7%	0.7%	0.9%	0.7%	(0.2 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur

Voice Traffic (Million minutes)	850	1,695	2,557	3,421	840	1,623	2,424	3,238	(5.4)
Data traffic (TB)	1,045	2,163	3,482	4,981	1,704	3,641	5,986	8,668	74.0
ARPU (EUR)	9.5	9.3	9.2	9.4	10.0	9.9	9.8	9.8	2.1
Prepay	4.6	4.4	4.4	4.4	4.5	4.6	4.5	4.5	0.3
Contract (1)	20.8	20.4	20.5	20.8	23.2	22.7	22.1	21.6	1.7
Data ARPU (EUR)	3.9	3.8	3.9	4.0	4.5	4.5	4.5	4.5	11.2
% non-SMS over data revenues	51.5%	52.7%	54.0%	55.7%	67.3%	67.4%	68.3%	68.5%	12.8 p.p.
Churn	1.9%	1.7%	1.6%	1.6%	1.4%	2.2%	2.5%	2.5%	0.9 p.p.
Contract (1)	0.6%	0.6%	0.7%	0.7%	0.7%	0.7%	0.8%	0.7%	0.0 p.p.

Notes:

- ARPU: monthly average revenue divided by the monthly average accesses of the period.

- Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Excludes M2M.

63

06

ADDENDA

Key Holdings of the Telefónica Group

% Stake

TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
Telefónica Servicios Integrales de Distribución	100.0

TELEFÓNICA UK (1)	100.0

TELEFÓNICA DEUTSCHLAND	63.2

TELEFÓNICA BRASIL	73.7

TELEFÓNICA HISPANOAMÉRICA

Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	97.9
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake

OTHER STAKES

Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telefónica Digital	100.0
Telco TE S.p.A	100.0
DTS, Distribuidora de Televisión Digital	100.0
Mediaset Premium	11.1
PRISA (2)	13.1
Indra (3)	3.2
China Unicom	2.5
BBVA	0.7

(1) As of 24 March 2015 Telefónica reached a definitive agreement for the sale of its operations in the UK (O2 UK) to the Hutchison Whampoa Group. After the execution of the definitive agreement, O2 UK are reported as a discontinued operation within Telefónica Group, and its assets and liabilities as “held for sale”, in accordance with IFRS.

(2) As of 19 February 2016, holding communicated to CNMV.

(3) As of 29 January 2015, holding communicated to CNMV.

64

ADDENDA

Changes to the Perimeter

In the first nine months of 2015 the following changes have been made to the perimeter of consolidation:

g

On 28 May, after obtaining all the pertinent regulatory authorisations, the acquisition of Global Village Telecom, S.A. and its holding GVT Participações, S.A., (“GVT”), from Vivendi, S.A. was approved, as well as the issuance of Telefónica Brasil shares to Vivendi, S.A. as partial payment of GVT’s sale price.

Consequently, the closing of this acquisition for an amount of 4,663 million euros (through payment in cash and debt assumption) as well as the delivery of 12% of the share capital of the new Telefónica Brasil, resulting from the integration, were formalised. On the other hand, and in accordance with the regulatory and competition commitments assumed, Vivendi, S.A. exchanged with Telefónica, S.A. 4.5% of this percentage for 8% of Telecom Italia’s ordinary shares in June.

GVT and its subsidiaries are included in the perimeter of consolidation of Telefónica Group through the full consolidation method.

On July 29, Telefónica committed to deliver treasury shares representing 0.95% of its share capital to Vivendi, S.A., in exchange for preferred shares of Telefónica Brasil, S.A, representing approximately 3.5% of its share capital. The agreement, which was subject to approval by the Brazilian competition authority (CADE), was finally executed on 16 September.

g

In June 2015 the company Telco TE, S.p.A. was newly-incorporated, 100% owned by Telefónica. After the demerger of Telco, S.p.A., Telefónica received through this company the proportional shares of Telecom Italia, S.p.A (14.72% of its ordinary share capital), to which it was entitled in accordance with its stake in Telco, S.p.A.

As of 30 June, Telefónica had already completed the divestment of its entire stake in Telecom Italia, S.p.A in accordance with the regulatory and competition commitments assumed.

The new company owned by Telefónica, Telco TE, S.p.A. is included the perimeter of consolidation by the full consolidation method.

g

On 30 April, after obtaining the required regulatory approval, Telefónica de Contenidos, S.A.U. acquired 56% of DTS Distribuidora de Televisión por Satélite, S.A. (“DTS”). DTS and its subsidiaries are included in the perimeter of consolidation of Telefónica Group through the full consolidation method. Telefónica’s previous stake in DTS was consolidated through the equity method.

g	On 24 March 2015, Telefónica reached a definitive agreement for the sale of its operations in the UK (O2 UK) to Hutchison Whampoa Group.

After the signing of definitive agreement, O2 UK continues as of 30 September 2015 to be part of the perimeter of consolidation of Telefónica Group, although it is now being reported as a discontinued operation and its assets and liabilities as “held for sale”, in compliance with the IFRS.

Completion of the transaction is subject, among other usual conditions, to the approval of the applicable regulatory authorities and the obtaining of waivers to certain change of control provisions.

g	The sale of yourfone GmbH was closed on 2 January 2015. The company, which was consolidated through the full consolidation method, has been removed from the perimeter of consolidation.

65

DISCLAIMER

This document contains forward-looking statements regarding intentions, expectations or forecasts related to the Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements include financial forecasts and estimates based on underlying premises, statements regarding plans, objectives and expectations that make reference to different matters, including, the customer base and its evolution, growth of the different business lines and of the global business, the market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements or forecasts contained herein can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks, uncertainties and other relevant factors that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory Authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

The content of this statement must be taken into account by any individual or entity who may have to adopt a decision, or elaborate or disseminate opinions related to the securities issued by the Company, and, in particular, by analysts and investors that may be examining this document. Except as required by applicable laws, Telefónica is not required to inform publicly of the result of any review it may perform concerning these statements to adapt them to events or circumstances taking place after this document, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized or non-audited information. To this regard, the information contained herein must be read as a whole and is subject to all the public information available, including, if any, other documents released by the Company that may contain more detailed information.

Finally, it is hereby stated that neither this report or any of its contents should be interpreted as a securities purchase, sale or exchange offer, or a request for offers regarding the purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations Distrito Telefónica - Ronda de la Comunicación, s/n 28050 Madrid (Spain) Telephone: +34 91 482 87 00 Fax: +34 91 482 85 99
Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Gonzalo Borja (gonzalo.borjadelsur@telefonica.com) ir@telefonica.com www.telefonica.com/accionistaseinversores

66

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	February 26, 2016	By:	/s/ Miguel Escrig Meliá
			Name:	Miguel Escrig Meliá
			Title:	Chief Financial Officer